Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 16, 2026

BY AND AMONG

NATIONAL STORAGE AFFILIATES TRUST,

NSA OP, LP,

PUBLIC STORAGE,

PUBLIC STORAGE OP, L.P.

PELICAN MERGER SUB I, LLC

AND

PELICAN MERGER SUB II, LLC

TABLE OF CONTENTS

Page

Article I THE MERGERS	2

Article II MERGER CONSIDERATION; SECURITIES	7

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES	19

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Article IV REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES	41

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Article V COVENANTS AND AGREEMENTS	51

Article VI CONDITIONS TO CONSUMMATION OF THE MERGERS	86

Section 6.1.	Conditions to Each Party’s Obligations to Effect the Mergers	86
Section 6.2.	Conditions to the Obligations of the Parent Parties	87
Section 6.3.	Conditions to Obligations of the Company Parties	88
Section 6.4.	Frustration of Closing Conditions	90
Article VII TERMINATION	90

Section 7.1.	Termination	90
Section 7.2.	Effect of the Termination	91
Section 7.3.	Fees and Expenses	92
Section 7.4.	Payment of Termination Fee	94

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Article VIII MISCELLANEOUS	95

Exhibits

Exhibit A	Form of Partnership Agreement Amendment
Exhibit B	Dropdown Properties
Exhibit C	Form of Dropdown JV Contribution Agreement
Exhibit D	Form of Dropdown JV Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 16, 2026, is by and among National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), NSA OP, LP, a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”), Public Storage, a Maryland real estate investment trust (“Parent”), Public Storage OP, L.P., a Delaware limited partnership (the “Parent OP”), Pelican Merger Sub I, LLC, a Maryland limited liability company (“Merger Sub I”), and Pelican Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II” and, together with Parent, Parent OP and Merger Sub I, the “Parent Parties”).

W I T N E S S E T H:

WHEREAS, the parties wish to effect a business combination through (i) a merger of the Company with and into Merger Sub I, with Merger Sub I being the surviving entity (the “Company Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland Limited Liability Company Act (the “MLLCA”) and the Maryland REIT Law (the “MRL”), and (ii) following the consummation of the Company Merger, a merger of Merger Sub II with and into the Partnership, with the Partnership being the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”);

WHEREAS, the Board of Trustees of the Company (the “Company Board”) has (a) on behalf of the Company (for itself and in its capacity as the sole general partner of the Partnership), declared the Mergers advisable and in the best interests of the Company and its shareholders and the Partnership and its limited partners, as applicable, and approved this Agreement, the Mergers and the other transactions contemplated hereby, on substantially the terms and subject to the conditions set forth herein; (b) adopted a resolution recommending that the Company Merger and the other transactions contemplated by this Agreement be approved by the Company’s shareholders and the Mergers and the other transactions contemplated by this Agreement be approved by the limited partners of the Partnership; and (c) directed that the Company Merger and the other transactions contemplated hereby be submitted for consideration, in the case of the Company’s shareholders, at a meeting of the Company’s shareholders and the Mergers and the other transactions contemplated hereby be submitted for consideration, in the case of the limited partners of the Partnership, by written consent through a consent solicitation;

WHEREAS, the Board of Trustees of Parent (the “Parent Board”) has, on behalf of Parent , declared the Mergers advisable and in the best interests of Parent and its shareholders and Parent OP and its limited partners, as applicable, and approved this Agreement, the Mergers and the other transactions contemplated hereby, on substantially the terms and subject to the conditions set forth herein, including the issuance of Parent Common Shares and Parent OP Units in connection with the Mergers;

WHEREAS, PSOP GP, LLC, a Delaware limited liability company, as the general partner of Parent OP, declared the Mergers advisable and in the best interests of Parent OP and its limited partners, as applicable, and approved this Agreement, the Partnership Merger and the other transactions contemplated hereby, on substantially the terms and subject to the conditions set forth herein, including the issuance of Parent OP Units in connection with the Partnership Merger;

WHEREAS, Parent, as the sole member of Merger Sub I, has approved this Agreement and the Company Merger and authorized Merger Sub I to enter into this Agreement and to consummate the Company Merger on the terms and subject to the conditions set forth herein;

WHEREAS, Public Storage Operating Company (“PSOC”), a wholly owned Subsidiary of Parent OP, as the sole member of Merger Sub II, has approved this Agreement and the Partnership Merger and authorized Merger Sub II to enter into this Agreement and to consummate the Partnership Merger on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, in its capacity as the sole general partner of the Partnership and in accordance with the terms of the Partnership Agreement, has adopted an amendment to the Partnership Agreement as in effect immediately prior to such time in the form attached hereto as Exhibit A (the “Partnership Agreement Amendment”);

WHEREAS, the Company, in its capacity as the sole general partner of the Partnership, may cause the Partnership to form one or more newly formed entities and to contribute certain assets and liabilities of the Partnership or its Subsidiaries thereto, and to offer certain holders of Partnership OP Units the opportunity to redeem some or all of their Partnership OP Units in exchange for equity interests in such entities, in each case as provided in this Agreement;

WHEREAS, as a condition and inducement to the willingness of the Parent Parties to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the holders of Company Common Shares and Partnership OP Units are entering into an election and support agreement, pursuant to which such holders will agree, among other things, to take specified actions in connection with the Mergers, in each case on the terms and subject to the conditions set forth therein;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Company Merger for purposes of Sections 354 and 361 of the Code, and (ii) the Partnership Merger shall be treated as an “assets over” merger within the meaning of Section 708 of the Code; and

WHEREAS, the Company Parties and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article I
THE MERGERS

Section 1.1.            The Mergers.

(a)           Company Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MRL and the MLLCA, at the Company Merger Effective Time, the Company and Merger Sub I shall consummate the Company Merger pursuant to which (i) the Company shall be merged with and into Merger Sub I, whereupon the separate existence of the Company shall cease and (ii) Merger Sub I shall continue as the surviving entity and as a direct wholly owned Subsidiary of Parent (the “Surviving Company”).

(b)           Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DLLCA and the DRULPA, at the Partnership Merger Effective Time, the Partnership and Merger Sub II shall consummate the Partnership Merger pursuant to which (i) Merger Sub II shall be merged with and into the Partnership, whereupon the separate existence of Merger Sub II shall cease and (ii) the Partnership shall continue as the surviving entity and as an indirect wholly owned Subsidiary of Parent (the “Surviving Partnership”).

Section 1.2.            Transaction Steps. Upon the terms and subject to the conditions set forth in this Agreement, the transactions contemplated hereby shall be consummated in the following order, and no step shall occur unless and until the immediately preceding step has been consummated:

(a)           Company Merger. First, the Company Merger shall be consummated at the Company Merger Effective Time in accordance with Section 1.1(a).

(b)           Dropdown JV Contribution. Second, following the consummation of the Company Merger and prior to the Partnership Merger Effective Time, the Partnership shall consummate the Dropdown JV Contribution pursuant to the Dropdown JV Contribution Agreement.

(c)           Dropdown JV Financing. Third, following the consummation of the Dropdown JV Contribution, the Dropdown JV Financing shall be consummated as contemplated by this Agreement.

(d)           Special Redemption. Fourth, following the consummation of the transactions described in clauses (b) and (c), any redemption of Partnership OP Units pursuant to the Special Redemption shall be consummated immediately prior to the Partnership Merger Effective Time, as contemplated by this Agreement.

(e)           Partnership Merger. Fifth, following the consummation of the transactions described in clauses (a) through (d), the Partnership Merger shall be consummated at the Partnership Merger Effective Time in accordance with Section 1.1(b).

Section 1.3.            Governing Documents.

(a)           At the Company Merger Effective Time, the name of the Surviving Company shall be “Pelican Merger Sub I, LLC” and the articles of organization of Merger Sub I, as in effect immediately prior to the Company Merger Effective Time, as amended by the Company Articles of Merger (or otherwise in connection with the Company Merger) to change the name of the Surviving Company, shall be the articles of organization of the Surviving Company until thereafter amended as provided in the operating agreement of Merger Sub I or by applicable Law. The operating agreement of Merger Sub I, as in effect immediately prior to the Company Merger Effective Time, shall be the operating agreement of the Surviving Company until, subject to Section 5.9, thereafter amended as provided therein or by applicable Law.

(b)           At the Partnership Merger Effective Time, the certificate of limited partnership of the Partnership, as in effect immediately prior to the Partnership Merger Effective Time (the “Certificate of Limited Partnership”), shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided below. At the Partnership Merger Effective Time, the Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of the Surviving Partnership until, subject to Section 5.9, thereafter amended as provided therein or by applicable Law (the “Amended Partnership Agreement”).

Section 1.4.            Officers, Trustees, General Partner and Limited Partners of the Surviving Entities.

(a)           From and after the Company Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the sole managing member of Merger Sub I immediately prior to the Company Merger Effective Time shall be the sole managing member of the Surviving Company and (ii) the officers of Merger Sub I immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Company. From and after the Company Merger Effective Time, until the earlier of such time as a successor is appointed and qualified in accordance with applicable Law, the Surviving Company shall be the general partner of the Partnership; provided that such general partner interest shall be a noneconomic interest.

(b)           From and after the Partnership Merger Effective Time, until the earlier of such time as a successor is appointed and qualified in accordance with applicable Law, the general partner of the Partnership immediately prior to the Partnership Merger Effective Time shall be the general partner of the Surviving Partnership.

Section 1.5.            Effective Times.

(a)           On the Closing Date, Merger Sub I and the Company shall duly execute and file articles of merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the Laws of the State of Maryland. The Company Merger shall become effective upon the acceptance for record of the Company Articles of Merger by the SDAT or on such other date and at such other time as may be mutually agreed to by the Company and Parent and specified in the Company Articles of Merger in accordance with the MRL and the MLLCA (such date and time, the “Company Merger Effective Time”).

(b)           On the Closing Date, the Partnership shall duly execute and file a certificate of merger (the “Partnership Merger Certificate”) with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the Laws of the State of Delaware. The Partnership Merger shall become effective upon the filing of the Partnership Merger Certificate with the DSOS or on such other date and at such other time as may be mutually agreed to by the Company and Parent and specified in the Partnership Merger Certificate in accordance with the DRULPA (such date and time, the “Partnership Merger Effective Time”).

(c)           Unless otherwise agreed in writing, the parties shall cause the Company Merger Effective Time and the Partnership Merger Effective Time to occur on the Closing Date, with (i) the Company Merger Effective Time occurring immediately prior to the Dropdown JV Contribution, (ii) the Dropdown JV Contribution occurring immediately prior to the Dropdown JV Financing, and (iii) any redemption of Partnership OP Units pursuant to the Special Redemption occurring immediately prior to the Partnership Merger Effective Time.

Section 1.6.            Closing of the Mergers. The closing of the Mergers (the “Closing”) shall take place at 8:00 a.m., New York City time, on the seventh (7th) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions), at the offices of 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111 or by electronic exchange of documents and signatures, or at a time, date and place as may be mutually agreed to in writing by the parties hereto (the date on which the Closing occurs, the “Closing Date”).

Section 1.7.            Effects of the Mergers.

(a)           The Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the MLLCA and the MRL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub I shall transfer to, vest in, and devolve on the Surviving Company, and all debts, liabilities, duties and obligations of the Company and Merger Sub I shall become the debts, liabilities, duties and obligations of the Surviving Company.

(b)           The Partnership Merger shall have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Partnership and Merger Sub II shall vest in the Surviving Partnership, and all debts, liabilities, duties and obligations of the Partnership and Merger Sub II shall become the debts, liabilities, duties and obligations of the Surviving Partnership.

Section 1.8.            Tax Consequences. The parties hereto intend that for U.S. federal, and applicable state and local, income tax purposes (a) the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code, (b) the Partnership Merger shall be treated as an “assets over” merger under Section 708 of the Code, pursuant to which, to the extent that holders of Partnership OP Units, Partnership Preferred Units, or Partnership LTIP Units receive New Parent OP Units, the Partnership will be treated as contributing all of its assets to the Parent OP in exchange for New Parent OP Units in a transaction governed by Section 721 of the Code and subsequently the Partnership shall be treated as liquidating and distributing New Parent OP Units to holders of Partnership OP Units, Partnership Preferred Units or Partnership LTIP Units in a transaction governed by Section 731 of the Code, (c) to the extent that holders of Partnership OP Units or Partnership Preferred Units receive cash pursuant to the Partnership Merger, the Parent OP shall be treated as acquiring such Partnership OP Units or Partnership Preferred Units for such cash immediately before the Partnership Merger pursuant to Treasury Regulation Section 1.708-1(c)(4), and by accepting such cash each such holder shall be deemed to consent to the foregoing treatment, and (d) the Dropdown JV Contribution and correlated redemptions of Partnership OP Units pursuant to the Special Redemption, collectively, shall be treated as a division of the Partnership as described under Section 708(b)(2) of the Code pursuant to which assets are contributed by the Partnership to the Dropdown JV in a transaction governed by Section 721 of the Code, interests in the Dropdown JV are distributed by the Partnership to the holders of Redemption Units (as defined in the Partnership Agreement) in a transaction governed by Section 731 of the Code, and immediately after such distribution, the interests in the Dropdown JV received by such holders of Redemption Units are contributed to the Aggregator (as defined in the Partnership Agreement) in a transaction governed by Section 721 of the Code. In each case, the parties hereto agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local income tax purposes unless otherwise required by a final “determination” as defined in Section 1313 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

Section 1.9.            Structure.

(a)           Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Requisite Vote, the Company Parties shall use commercially reasonable efforts to cooperate with Parent to implement any reasonable changes requested by Parent regarding the structure or steps of the transactions contemplated herein (such cooperation shall include entering into appropriate amendments to this Agreement).

(b)           Notwithstanding the foregoing, the Company will not be obligated to agree to otherwise implement any such changes pursuant to this Section 1.9 unless such changes, individually or in the aggregate: (i) do not adversely affect or modify in any adverse respect the obligations of the Parent Parties with respect to the Special Redemption or the amount of or timing of payment of the Company Share Merger Consideration, the Fractional Share Consideration, the Company Preferred Share Consideration, the Partnership Preferred Unit Consideration, the Partnership Unit Merger Consideration or the consideration payable in respect of Company Equity Awards; (ii) do not have an adverse effect on the Company Parties or any holders of Company Common Shares, Company Preferred Shares, Company Equity Awards, Partnership OP Units, Partnership LTIP Units, Partnership Preferred Units, or any holder of interests in the Dropdown JV, including any (A) change to the form or a reduction of consideration to be received by such holders, (B) change that could reasonably be expected to result in any adverse Tax or other adverse consequences to the Company Parties or any holders of Company Common Shares, Company Preferred Shares, Partnership OP Units, Partnership LTIP Units, Partnership Preferred Units, or any holder of interests in the Dropdown JV (including any Taxes being imposed on such Persons) or Company Equity Awards that are incrementally greater than the Taxes or other adverse consequences that would be imposed on such Persons in connection with the transactions contemplated by this Agreement in the absence of any such changes and (C) any change that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes); (iii) do not unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary; (iv) do not impair the ability of the Company Parties or the Parent Parties to perform their respective obligations under this Agreement; (v) do not materially delay the Closing, including any adverse effect on the ability of the Company Parties and the Parent Parties to satisfy all conditions precedent to their respective obligations under this Agreement and to otherwise consummate the Mergers, or cause a breach of this Agreement; (vi) are conditioned upon consummation of the Mergers; (vii) do not conflict with or violate the Company’s or any Company Subsidiary’s organizational documents or any Laws, change the vote required for holders of the Company’s shares of beneficial interest to authorize or approve the Mergers and the other transactions contemplated hereby, or result in the contravention of, or would reasonably be expected to result in a violation of, or default under, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective assets are bound, (viii) do not require the Company or any of the Company Subsidiaries to enter into any Contract, or make any undertaking, that would not by its terms terminate immediately upon a termination of this Agreement, with no continuing obligation or liability for the Company or any Company Subsidiary and (ix) do not become effective prior to the Closing.

(c)           Without limiting the foregoing, (i) none of the Company nor any Company Subsidiary shall be required to incur any material out-of-pocket costs in connection with implementing any of the changes described above or to pay or agree to pay any monetary obligations in connection with implementing such change, in each case other than any costs or monetary obligations that are reimbursed by the Parent Parties; provided that the Parent Parties shall as promptly as practicable so reimburse the Company or the applicable Company Subsidiary, and (ii) none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to be breached or violated by the transactions or cooperation required by this Section 1.9. Parent shall indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising from the actions contemplated by this Section 1.9; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from the gross negligence, willful misconduct, fraud, or bad faith by the Company or any Company Subsidiary or, in each case, their respective Representatives. The Parent Parties shall, upon request by the Company, advance to the Company all reasonable and documented out-of-pocket costs paid to third parties by the Company and its Subsidiaries in connection with any actions taken by the Company and the Company Subsidiaries in accordance with this Section 1.9; provided that the Company shall promptly return to Parent any such amounts that are refunded to the Company or any Company Subsidiary.

Article II
MERGER CONSIDERATION; SECURITIES

Section 2.1.            Effect on Securities.

(a)           Treatment of Securities. At the Company Merger Effective Time and by virtue of the Company Merger and without any further action on the part of the Company, Parent, Merger Sub I or the holders of any securities of the Company, Parent or Merger Sub I:

(i)            Cancellation of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time that is held and owned by the Company or by any wholly owned Company Subsidiary and in each case not held in a fiduciary capacity on behalf of third parties, shall automatically be cancelled and retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment be made or right inure with respect thereto in connection with or as a consequence of the Company Merger. Each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time that is held by Parent or Merger Sub I shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment be made or right inure, with respect thereto in connection with or as a consequence of the Company Merger.

(ii)           Conversion of Company Common Shares. Except as provided in Section 2.1(a)(i) and subject to and in accordance with Section 2.3, at the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Parent OP, Merger Sub I, the Company or the holders of Company Common Shares, each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time shall be cancelled and retired and shall cease to exist, and shall automatically be converted into the right to receive (upon the surrender of a certificate evidencing such share (“Certificate”) or, in the case of a share held in book-entry form (a “Book-Entry Share”), the transfer of such Book-Entry Share), 0.1400 (the “Exchange Ratio,” subject to any adjustment pursuant to Section 2.1(b), Section 5.11(c) or Section 5.11(d)) Parent Common Shares (the “Company Share Merger Consideration”), without interest, plus the right, if any, to receive pursuant to Section 2.6, cash in lieu of fractional Parent Common Shares into which such Company Common Shares would have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), and any dividends or other distributions payable in respect of Parent Common Shares in accordance with Section 2.3(e).

(iii)           Treatment of Merger Sub I Membership Interests. At and after the Company Merger Effective Time, without any action required on the part of Parent, Parent OP, the Company, or the holders of any securities of Merger Sub I, each membership interest of Merger Sub I issued and outstanding immediately prior to the Company Merger Effective Time shall remain issued and outstanding, and shall constitute the only outstanding membership interests or economic interests in the Surviving Company and shall not be affected by the Company Merger.

(iv)          Treatment of Company Preferred Shares.

(A)           At or prior to the Company Merger Effective Time, Parent shall take all actions necessary so that its declaration of trust and bylaws provide for the authorization and issuance of one or more classes or series of preferred shares of Parent having rights, preferences, privileges and voting powers that are materially unchanged from the rights, preferences, privileges and voting powers of the corresponding class or series of Company Preferred Shares outstanding immediately prior to the Company Merger Effective Time, including with respect to dividend rights, liquidation preference, redemption rights, voting rights and ranking, in each case as set forth in the Company Charter.

(B)           Subject to and in accordance with Section 2.3, at the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Parent OP, Merger Sub I, the Company or the holders of Company Preferred Shares, each Company Preferred Share of any class or series that is issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive (upon surrender of a Certificate or, in the case of a Book-Entry Share, the transfer of such Book-Entry Share) one validly issued Parent Preferred Share of the corresponding class or series (the “Company Preferred Share Consideration”), and any dividends or other distributions payable in respect of Parent Preferred Shares in accordance with Section 2.3(e).

(b)           Adjustments to Prevent Dilution. Without limiting the provisions of this Agreement, between the date of this Agreement and the Company Merger Effective Time, if the outstanding Company Common Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then without limiting any other rights of the other parties hereunder, the Exchange Ratio will be adjusted to the extent appropriate so as to provide Parent and the holders of Company Common Shares with the same economic effect as contemplated by this Agreement prior to such event. Without limiting the provisions of this Agreement, between the date of this Agreement and the Company Merger Effective Time, if the outstanding Parent Common Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then without limiting any other rights of the other parties hereunder, the Exchange Ratio will be adjusted to the extent appropriate so as to provide Parent and the holders of Company Common Shares with the same economic effect as contemplated by this Agreement prior to such event.

(c)           Treatment of Company Equity Awards.

(i)            Treatment of Company Restricted Share Awards. Each award of Company Common Shares granted pursuant to the Equity Plan (each, a “Company Restricted Share Award” and, collectively, “Company Restricted Share Awards”) that is outstanding and unvested immediately prior to the Company Merger Effective Time shall vest in full, and all restrictions thereon shall automatically lapse, as of immediately prior to the Company Merger Effective Time. As of the Company Merger Effective Time, each Company Common Share subject to a Company Restricted Share Award shall be treated as an issued and outstanding Company Common Share for the purposes of this Agreement, including the provisions of Section 2.1(a).

(ii)           Treatment of Partnership LTIP Units. Each Partnership LTIP Unit that is outstanding and unvested immediately prior to the Partnership Merger Effective Time (other than any performance-vesting Partnership LTIP Unit granted in 2026) shall vest in full, and all restrictions thereon shall automatically lapse, as of immediately prior to the Partnership Merger Effective Time. For purposes of the immediately preceding sentence, all such Partnership LTIP Units that were granted subject to performance-based vesting conditions shall be treated assuming attainment of the target level of performance. Immediately following such vesting and effective as of the Partnership Merger Effective Time, the Company, as the general partner of the Partnership, shall exercise its right to cause a Forced Conversion (as defined in the Partnership Agreement) with respect to all Partnership LTIP Units then eligible for conversion (after giving effect to such vesting and the consummation of the Mergers and for clarity excluding any performance-vesting Partnership LTIP Unit granted in 2026), such that each such Partnership LTIP Unit shall be converted into an equal number of Partnership OP Units in accordance with the Partnership Agreement. For the avoidance of doubt, following such conversion, the Partnership OP Units issued in respect of such Partnership LTIP Units shall be treated as Partnership OP Units for all purposes of this Agreement, including Section 2.2, and shall receive the same form and amount of consideration in the Partnership Merger as other Partnership OP Units, subject to the terms and conditions of this Agreement. In addition, promptly following the Partnership Merger Effective Time on the Closing Date, the Partnership shall pay each holder of Partnership LTIP Units (other than performance-vesting Partnership LTIP Units granted in 2026) an amount equal to all accrued and unpaid cash distributions with respect to such Partnership LTIP Units up to and including the Partnership Merger Effective Time (without interest), in accordance with the terms of the applicable award agreements governing such Partnership LTIP Units and the Partnership Agreement. At the Partnership Merger Effective Time, each performance-vesting Partnership LTIP Unit granted in 2026 shall be cancelled for no consideration.

(iii)           Company Actions. Prior to the Partnership Merger Effective Time, the Company shall pass resolutions, provide any notices, and take all such other actions (including obtaining consent from award holders if applicable) that may be necessary or appropriate (under the Equity Plans, applicable Laws and otherwise) to effectuate the provisions of this Section 2.1(c) and to ensure that, from and after the Company Merger Effective Time, holders of Company Equity Awards shall have no rights with respect thereto other than those specifically provided in this Section 2.1(c).

(d)           Share Transfer Books. From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Shares or Company Preferred Shares. From and after the Company Merger Effective Time, Persons who held Company Common Shares or Company Preferred Shares immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares (including with respect to voting), except as otherwise expressly provided for in this Agreement with respect to the right to receive Company Share Merger Consideration or Company Preferred Share Consideration, as applicable, any Fractional Share Consideration and any dividends or other distributions payable in accordance with Section 2.3(e). On or after the Company Merger Effective Time, any Certificates or Book-Entry Shares of the Company presented to the Exchange Agent or Parent for any reason shall be cancelled and exchanged for the Company Share Merger Consideration with respect to Company Common Shares formerly evidenced by such applicable Certificates or Book-Entry Shares or the Company Preferred Share Consideration with respect to the Company Preferred Shares formerly evidenced by such applicable Certificates or Book-Entry Shares. For the avoidance of doubt, no holder of any unsurrendered Certificate or Book-Entry Share not transferred shall have the right to vote with respect to the Parent Common Shares payable as Company Share Merger Consideration, or Parent Preferred Shares payable as Company Preferred Share Consideration in respect of such unsurrendered Certificate or Book-Entry Share until the surrender of such Certificate (or affidavit of loss in lieu thereof) or transfer of such Book-Entry Share in accordance with this Agreement and receipt by such holder of the Company Share Merger Consideration or Company Preferred Share Consideration.

Section 2.2.            Partnership Unit Merger Consideration; Effect on Partnership Units.

(a)           Treatment of Partnership OP Units. At the Partnership Merger Effective Time and by virtue of the Partnership Merger and without any further action on the part of the Partnership, Parent OP, Merger Sub II or the holders of any securities of the Partnership, Parent OP, Merger Sub II:

(i)            Effect on Membership Interests of Merger Sub II. Each membership interest of Merger Sub II issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into and become one (1) new validly issued Partnership OP Unit, and such Partnership OP Unit shall be owned by PSOC.

(ii)           Effect on General Partner Interests in Partnership; Partnership OP Units Owned by the Company. The general partner interests in the Partnership owned by the Surviving Company as of immediately prior to the Partnership Merger Effective Time shall remain outstanding as general partnership interests in the Partnership. Partnership OP Units owned by the Surviving Company as of immediately prior to the Partnership Merger Effective Time shall be converted into New Parent OP Units pursuant to Section 2.2(a)(iii).

(iii)          Conversion of Partnership OP Units. Each Partnership OP Unit that constitutes a Non-Elected Unit (as defined in the Partnership Agreement) (other than Non-Accredited Investor Unit) and that is issued and outstanding immediately prior to the Partnership Merger Effective Time (including any Partnership LTIP Units that were converted into Partnership OP Units pursuant to Section 2.1(c)(ii)) shall automatically be converted into a number of new validly issued Parent OP Units (“New Parent OP Units”) in a number equal to the Exchange Ratio (the “Partnership Unit Merger Consideration”), and each holder of such New Parent OP Units shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent OP Agreement. For the avoidance of doubt, each Partnership OP Unit that constitutes (x) a Redemption Unit shall have been treated as set forth in Section 2.2(b) and shall not be outstanding at the Partnership Merger Effective Time or (y) a Non-Accredited Investor Unit shall have been treated as set forth in Section 2.2(a)(iv) and, in each case, shall not be entitled to receive any Partnership Unit Merger Consideration. The Partnership Unit Merger Consideration paid upon the conversion of Non-Elected Units in accordance with the terms of this Section 2.2(a)(iii) shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Non-Elected Units theretofore.

(iv)          Notwithstanding Section 2.2(a)(iii), each Partnership OP Unit that constitutes a Non-Accredited Investor Unit and that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into the right to receive, without interest, an amount in cash equal to the Partnership Unit Merger Consideration. As of the Partnership Merger Effective Time, all such Non-Accredited Investor Units shall automatically be cancelled and retired, shall no longer be outstanding and shall cease to exist, and each holder of such Non-Accredited Investor Units shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments and withholding specified herein), the consideration described in this Section 2.2(a)(iv). Each holder of Non-Accredited Investor Unit converted into the right to receive cash in lieu of the Partnership Unit Merger Consideration pursuant to Section 2.2(a)(iv) shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (i) the Parent Common Share Price, multiplied by (ii) 0.1400. Upon accepting such cash, each holder of Non-Accredited Investors Units shall be deemed to consent to treat the receipt of such cash as a sale of their Non-Accredited Investor Units directly to Parent OP for U.S. federal, and applicable state and local, income tax purposes pursuant to Treasury Regulation Section 1.708-1(c)(4).

(b)           Special Redemption.

(i)            At any time after the date of this Agreement and prior to the Partnership Merger Effective Time, the Partnership shall, in accordance with the Partnership Agreement, form a Delaware limited liability company (the “Dropdown JV”) that will initially be owned by the Partnership. As and when set forth in Section 1.2(b), the Partnership shall contribute or cause the contribution of the properties of the Partnership and the Partnership Subsidiaries set forth in Exhibit B attached hereto (such contribution, the “Dropdown JV Contribution”), pursuant to a contribution agreement (the “Dropdown JV Contribution Agreement”), substantially in the form attached hereto as Exhibit C, in exchange for all of the common membership interests in the Dropdown JV. The Dropdown JV shall be governed by a limited liability company agreement (the “Dropdown JV Agreement”), substantially in the form attached hereto as Exhibit D.

(ii)           Subject to the Partnership Agreement, the Partnership shall, no later than five (5) Business Days following the filing of the definitive Proxy Statement/Prospectus, deliver written notice and related materials (which notice and related materials shall describe the material economic and other terms of the Special Redemption and shall include instructions for exercising the Special Redemption) (collectively, the “Special Redemption Materials”) by the SR Eligible Limited Partners (as defined in the Partnership Agreement) pursuant to which such SR Eligible Limited Partners may elect to have a portion or all of their Partnership OP Units redeemed in exchange on a one-to-one basis for an equal number of JV Units (as defined in the Partnership Agreement) (such electing SR Eligible Limited Partners, the “Elected Holders”); provided that the Elected Holders shall be further subject to redemption or proration in relation to the allocation of the JV Interest Amount (as defined in the Partnership Agreement) among SR Eligible Limited Partners pursuant to the Partnership Agreement. As and when set forth in Section 1.2(d), the Company shall cause the Partnership to redeem a number of Partnership OP Units determined by dividing $800 million by the OP Unit Redemption Value (as defined in the Partnership Agreement) in exchange for an equal number of JV Units (which JV Units shall correspond on a one-to-one basis to Aggregator Units (as defined in the Partnership Agreement)) (including any redemptions of Non-Elected Units pursuant to the Partnership Agreement, the “Special Redemption”). The JV Units issued as part of the Special Redemption will represent eighty percent (80%) of the JV Units (with the remaining twenty percent (20%)) to be held by the Partnership and the total JV Equity Value (as defined in the Partnership Agreement) of the Dropdown JV at Closing shall be $1,000,000,000. Any failure by a holder to timely deliver such election shall be deemed an election not to participate indirectly in the Special Redemption; provided that Partnership OP Units held by all SR Eligible Limited Partners (other than Voluntary Redemption Units (as defined in the Partnership Agreement)) may be subject to redemption in relation to the JV Interest Amount among SR Eligible Limited Partners pursuant to the Partnership Agreement.

(iii)          If the holders electing to participate in the Special Redemption would cause NSA Puerto Rico, LLC to fail to satisfy the requirements of Section 542(a)(2) of the Code, as modified by Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), then the Special Redemption shall be adjusted in a manner reasonably determined by the Company and Parent that permits NSA Puerto Rico, LLC to satisfy the foregoing requirements; provided that, in no event shall such adjustment adversely affect or modify in any adverse respect the obligations of the Parties with respect to the Special Redemption.

(iv)          The consummation of the Special Redemption shall occur as and when specified in Section 1.2(d). Upon consummation of the Special Redemption: (A) the Partnership shall cause all of the JV Units earmarked to be exchanged in the redemption of Redemption Units to be contributed to the Aggregator for an equal number of Aggregator Units; (B) the Redemption Units shall be cancelled and shall cease to be outstanding for all purposes under this Agreement and the Partnership Agreement; (C) the SR Eligible Limited Partners who are former holders of the cancelled Redemption Units shall have no right to receive the Partnership Unit Merger Consideration with respect to such Redemption Units; and (D) the SR Eligible Limited Partners who are former holders of the cancelled Redemption Units shall receive one Aggregator Unit for each Redemption Unit previously held by such holder.

(v)           At the time the Dropdown JV is initially formed, it shall be wholly owned (directly or indirectly) by the Partnership and disregarded as an entity separate from the Partnership for U.S. federal and, if applicable, state and local income tax purposes. Any liabilities incurred by the Dropdown JV prior to the Special Redemption shall be incurred at a time when the Dropdown JV is disregarded as an entity separate from the Partnership for U.S. federal and, if applicable, state and local income tax purposes. The proceeds of such liabilities shall be used to pay off debt of the Partnership that has been outstanding at least two (2) years prior to the date of this Agreement, so that (i) the liabilities of the Dropdown JV shall be treated as the same liabilities as such Partnership debt for purposes of Treasury Regulations Sections 1.707-5 and/or 1.707-6 pursuant to Treasury Regulation Section 1.707-5(c); (ii) the liabilities of the Dropdown JV shall constitute qualifying liabilities under Treasury Regulation Section 1.707-5(a)(6) and/or Treasury Regulation Section 1.707-6(b)(2)(iii)(B); and (iii) at the time of the Special Redemption, the Dropdown JV shall be treated as assuming qualified liabilities of the Partnership in a manner that does not result in a disguised sale for U.S. federal income tax purposes. The parties hereto agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local income tax purposes unless otherwise required by a final “determination” as defined in Section 1313 of the Code (or any corresponding or similar provision of state or local Law).

(vi)          The Dropdown JV Financing and the Permitted Mezzanine Financing shall be in an aggregate principal amount equal to $2,244,459,236.

(c)           Treatment of Partnership Preferred Units.

(i)           At or prior to the Partnership Merger Effective Time, Parent OP shall take all actions necessary so that the Parent OP Agreement and any applicable certificates of designation or similar instruments provide for the authorization and issuance of one or more classes or series of preferred partnership units of Parent OP having rights, preferences, privileges and voting powers that are materially unchanged from the rights, preferences, privileges and voting powers of the corresponding class or series of Partnership Preferred Units outstanding immediately prior to the Partnership Merger Effective Time (such new classes or series of preferred partnership units of Parent OP, the “Parent OP Preferred Units”), including with respect to distribution rights, liquidation preference, redemption rights, voting rights and ranking, in each case as set forth in the Partnership Agreement and the applicable partnership unit designations.

(ii)           At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of Parent OP, Parent, Merger Sub I, Merger Sub II, the Partnership, the Company or the holders of Partnership Preferred Units, each Partnership Preferred Unit of any class or series that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically cancelled and converted into one new validly issued Parent OP Preferred Unit of the corresponding class or series, and each holder of Partnership Preferred Units shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent OP Agreement (the “Partnership Preferred Unit Consideration”).

(d)           Partnership OP Unit and Partnership Preferred Unit Transfer Books. From and after the Partnership Merger Effective Time, the unit transfer books of the Partnership shall be closed and thereafter there shall be no further registration of transfers or redemptions of Partnership OP Units or transfers of Partnership Preferred Units. From and after the Partnership Merger Effective Time, Persons who held Non-Elected Units or Partnership Preferred Units immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership OP Units and Partnership Preferred Units (including as to voting), except as otherwise expressly provided for in this Agreement with respect to the right to receive Partnership Unit Merger Consideration or Partnership Preferred Unit Consideration, as applicable, plus the right to receive any dividends or other distributions with a record date after the Partnership Merger Effective Time payable in respect of Parent OP Units or Parent OP Preferred Units, as applicable.

Section 2.3.            Exchange Fund; Exchange Agent.

(a)           Prior to the Company Merger Effective Time, Parent shall enter into an agreement in form and substance reasonably acceptable to the Company with a bank or trust company selected by Parent that is reasonably acceptable to the Company, to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Sections 2.1(a)(ii), 2.1(a)(iii), 2.2(a), and 2.6.

(b)           At or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of the Parent Common Shares and Parent Preferred Shares (or depositary shares in respect thereof) in book-entry form equal to the aggregate shares to be issued as Company Share Merger Consideration and Company Preferred Share Consideration, as applicable, and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration. Parent also shall deposit, or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, payable in accordance with Section 2.3(e). Such evidence of book-entry Parent Common Shares and Parent Preferred Shares (or depositary shares in respect thereof) and cash amounts, together with any such dividends or other distributions deposited with the Exchange Agent pursuant to this Section 2.3(b), are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of Company Common Shares and Company Preferred Shares that were outstanding as of immediately prior to the Company Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Company Share Merger Consideration, the Company Preferred Share Consideration, payment of the Fractional Share Consideration and the payment of any dividends or other distributions payable in accordance with Section 2.3(e) out of the Exchange Fund in accordance with this Agreement. Notwithstanding the foregoing, any amounts payable to holders of Company Restricted Share Awards shall not be deposited with the Exchange Agent and instead shall be paid as applicable by the Company, any of its affiliates, or a third-party payroll provider to the applicable award holder through an applicable payroll system.

(c)           The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent. Interest and other income on the Exchange Fund shall be the sole and exclusive property of Parent and shall be paid to Parent as Parent directs. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any Losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy Parent’s obligations hereunder for the benefit of the holders of Company Common Shares at the Company Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(d)           Exchange Procedures.

(i)            As soon as reasonably practicable after the Company Merger Effective Time, Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate whose (A) Company Common Shares were converted pursuant to Section 2.1(a)(ii) into the right to receive the Company Share Merger Consideration and (B) Company Preferred Shares were converted pursuant to Section 2.1(a)(iv)(B) into the right to receive the Company Preferred Share Consideration, in each case, (x) a letter of transmittal (a “Letter of Transmittal”), in customary form as prepared by Parent and reasonably acceptable to the Company, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Company Share Merger Consideration or Company Preferred Share Consideration, as applicable, into which the number of Company Common Shares or Company Preferred Shares, as applicable, previously evidenced by such Certificate shall have been converted pursuant to this Agreement and the Company Merger, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 2.6 and dividends or other distributions payable in respect of Parent Common Shares in accordance with Section 2.3(e).

(ii)           Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with a properly completed and validly executed Letter of Transmittal, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Company Share Merger Consideration for each Company Common Share or the Company Preferred Share Consideration for each Company Preferred Share, as applicable, formerly evidenced by such Certificate pursuant to the provisions of this Article II plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6 and any amounts that such holder has the right to receive in respect of dividends or other distributions payable in accordance with Section 2.3(e), by mail or by wire transfer after the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) and Letter of Transmittal, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Company Share Merger Consideration, the Company Preferred Share Consideration, the Fractional Share Consideration or any distributions to which such holder is entitled pursuant to Section 2.3(e) payable upon the surrender of the Certificates. In the event of a transfer of ownership of Company Common Shares or Company Preferred Shares that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 2.3 shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have provided all documents required to evidence that any applicable Transfer Taxes and other similar Taxes required by reason of the payment of the Company Share Merger Consideration or Company Preferred Share Consideration, as applicable, to a Person other than the registered holder of the Certificate surrendered have been paid, or shall have established to the reasonable satisfaction of Parent and the Exchange Agent that such Taxes are not applicable.

(iii)          Unless reasonably required by the Exchange Agent, any holder of Book-Entry Shares shall not be required to deliver an executed Letter of Transmittal to the Exchange Agent to receive the Company Share Merger Consideration, Company Preferred Share Consideration or other amounts pursuant to the provisions of this Article II from Parent that such holder is entitled to receive pursuant to this Article II with respect to such Book-Entry Shares. Subject to receipt of any documentation as may reasonably be required by the Exchange Agent, each holder of one or more Book-Entry Shares shall automatically upon the Company Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Company Merger Effective Time (but in no event later than three (3) Business Days thereafter), the Company Share Merger Consideration and Company Preferred Share Consideration, as applicable, for each such Book-Entry Share pursuant to the provisions of this Article II plus any Fractional Share Consideration that such holder of Book-Entry Shares has the right to receive pursuant to the provisions of Section 2.6 and any dividends or other distributions that such holder of Book-Entry Shares has the right to receive in accordance with Section 2.3(e). Payment of the Company Share Merger Consideration, Company Preferred Share Consideration, the Fractional Share Consideration payable pursuant to the provisions of Section 2.6 and any dividends and other distributions payable in respect of Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Company Share Merger Consideration, Company Preferred Share Consideration, the Fractional Share Consideration payable pursuant to the provisions of Section 2.6 or any dividends or other distributions to which such holder of Book-Entry Shares is entitled pursuant to Section 2.3(e).

(iv)          At the Company Merger Effective Time, holders of Company Common Shares and Company Preferred Shares shall cease to be, and shall have no rights as, shareholders of the Company other than the right to receive the Company Share Merger Consideration or Company Preferred Share Consideration, as applicable, from Parent that such holder has the right to receive pursuant to the provisions of this Article II plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6 and any dividends or other distributions that such holder has the right to receive in accordance with Section 2.3(e). The Company Share Merger Consideration and Company Preferred Share Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) evidencing Company Common Shares or Company Preferred Shares, as applicable, or transfer in the case of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Company Common Shares or Company Preferred Shares, as applicable, theretofore evidenced by such Certificates or Book-Entry Shares.

(e)           Dividends and Distributions Held by Exchange Agent. No dividends or other distributions with respect to Parent Common Shares or Parent Preferred Shares with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share not transferred with respect to the number of whole Parent Common Shares or Parent Preferred Shares, as applicable, issuable to such holder hereunder, and all such dividends and other distributions shall instead be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or transfer of such Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or transfer of any Book-Entry Share there shall be paid to the holder thereof, without interest: (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to the number of whole Parent Common Shares or Parent Preferred Shares, as applicable, to which such holder is entitled pursuant to this Agreement; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent Common Shares or Parent Preferred Shares, as applicable.

(f)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Company Share Merger Consideration or Company Preferred Share Consideration, as applicable, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 2.6 and dividends or other distributions payable in respect of Parent Common Shares in accordance with Section 2.3(e).

(g)           Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and income received with respect thereto and any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Shares or Parent Preferred Shares) that remains undistributed to the former holders of Company Common Shares and Company Preferred Shares for nine (9) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of Company Common Shares or Company Preferred Shares prior to the Company Merger who have not theretofore complied with this Article II shall thereafter look only to Parent (and only as general creditors thereof) for payment of the Company Share Merger Consideration or Company Preferred Share Consideration, as applicable.

(h)           No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, trustee, agent, Representative or affiliate thereof, shall be liable to any Person in respect of the Company Share Merger Consideration or Company Preferred Share Consideration, as applicable, if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any Company Common Shares or Company Preferred Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 2.4.            Withholding Rights. Each of the Company, the Surviving Company, the Partnership, the Surviving Partnership, Parent, Merger Sub I, Merger Sub II and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld by the Company, the Surviving Company, the Partnership, the Surviving Partnership, Parent, Merger Sub I, Merger Sub II or any other applicable withholding agent, as applicable, and paid over to the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.5.            Dissenters’ Rights. No dissenters’ or appraisal rights, or other similar rights of objecting shareholders, including any such rights under Title 8, Subtitle 5, Section 8-501.1(j) of the MRL shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 2.6.            No Fractional Shares. No certificate or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates or the transfer of Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares converted into the right to receive the Company Share Merger Consideration pursuant to Section 2.1(a) who would otherwise have been entitled to receive a fraction of a Parent Common Share shall receive, in lieu thereof, cash, without interest, in an amount equal to the product of (i) the Parent Common Share Price, multiplied by (ii) such fraction of a Parent Common Share.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in the Company SEC Documents furnished to, or filed with, the SEC on or after January 1, 2024 and at least one (1) Business Day prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature) (it being agreed that all such Company SEC Documents shall be deemed to have been made available to Parent for the purposes of all references in this Agreement to documents or other information having been or to be “delivered,” “made available,” “provided,” or words of similar import, to Parent) or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of Article III of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection of Article III of this Agreement to the extent the applicability of the disclosure is reasonably apparent from the text of such disclosure made; provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company or the Partnership made herein), the Company Parties hereby jointly and severally represent and warrant to the Parent Parties as follows:

Section 3.1.            Organization and Qualification; Subsidiaries.

(a)           The Company is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. The Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each other Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company or the Partnership of the transactions contemplated by this Agreement. Each of the Company and the Partnership (i) has requisite real estate investment trust, corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted; and (ii) is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification.

(b)           Each Company Subsidiary (other than the Partnership) (i) has requisite real estate investment trust, corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted; and (ii) is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except in each case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company or the Partnership of the transactions contemplated by this Agreement.

(c)           The Company has made available to Parent true and complete copies of (i) the Company Charter, (ii) the Company Bylaws, (iii) the Partnership Agreement and (iv) the Certificate of Limited Partnership, in each case as in effect as of the date hereof. Each of the Company Charter, the Company Bylaws, the Partnership Agreement and the Certificate of Limited Partnership was duly adopted and is in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

(d)           Section 3.1(d) of the Company Disclosure Letter sets forth a complete list of each Subsidiary as of the date of this Agreement.

(e)           Section 3.1(e) of the Company Disclosure Letter sets forth a complete list of Persons, other than the Company Subsidiaries, in which the Company or any Subsidiary has an equity interest as of the date of this Agreement recorded on the Company’s most recent balance sheet, together with the Company’s or applicable Subsidiary’s stated percentage interests in each such entity.

Section 3.2.            Company Capitalization.

(a)           The beneficial interest in the Company consists of 250,000,000 common shares of beneficial interest, par value $0.01 per share (“Company Common Shares”) and 50,000,000 preferred shares of beneficial interest, par value $0.01 per share, including the Company’s 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share (“Company Series A Preferred Shares”), and the Company’s 6.000% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share (“Company Series B Preferred Shares” and, together with Company Series A Preferred Shares, “Company Preferred Shares” and, Company Preferred Shares and Company Common Shares, collectively, “Company Capital Shares”). At the close of business on March 13, 2026 (the “Capitalization Date”) (i) 77,137,402 Company Common Shares (including 31,296 Company Common Shares subject to Company Restricted Share Awards) were issued and outstanding and (ii) 14,801,345 Company Preferred Shares were issued and outstanding. All of the outstanding Company Capital Shares are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive, first refusal, first offer or similar rights. At the close of business on the Capitalization Date, 128,228,477 Partnership OP Units, 15,898,056 Partnership Preferred Units, and 693,316 Partnership LTIP Units of the Partnership were issued and outstanding assuming the target level of achievement of the applicable performance conditions (or 933,045 Partnership LTIP Units of the Partnership assuming the maximum level of achievement of the applicable performance conditions). The Company is the sole general partner of the Partnership. Section 3.2(a)(i) of the Company Disclosure Letter sets forth, at the close of business on the Capitalization Date, a true, correct and complete list of all holders of the Partnership Units and the number and type of such units held by each such holder. Section 3.2(a)(ii) of the Company Disclosure Letter sets forth, at the close of business on the Capitalization Date, a list of all holders of equity interests in each DownREIT and the number and type of units held by each such holder.

(b)           At the close of business on the Capitalization Date, except as provided in Section 3.2(a) or as set forth in the Partnership Agreement, there are no (i) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of, or other equity or voting interests in, the Company or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iii) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire, sell, redeem, exchange or convert any shares of, or other equity interests in, the Company or any Company Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Company Common Shares (collectively, “Equity Interests”). Since the close of business on the Capitalization Date through the date hereof, the Company and the Partnership have not issued any Company Common Shares, Company Preferred Shares, Partnership Units or other equity security or any Equity Interests (other than (w) Company Common Shares subject to Company Restricted Share Awards, (x) Partnership LTIP Units, (y) Company Common Shares or Company Preferred Shares issuable upon redemption of Partnership OP Units or Partnership Preferred Units, or (z) Partnership OP Units that are issued upon conversion of Partnership LTIP Units). The Company does not have a stockholder rights plan in place. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of shares or other equity interests of the Company or any of the Company Subsidiaries may vote. None of the Company Subsidiaries owns any Company Common Shares, Company Preferred Shares or any Partnership OP Units.

(c)           The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares or other equity securities of each of the Company Subsidiaries, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of the Company or any Company Subsidiary, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Company Charter, (ii) pursuant to the Partnership Agreement, and (iii) pursuant to the documents set forth on Section 3.2(c)(iii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Company Subsidiary).

(d)           Except for transfer restrictions in the organizational documents of the Company or any Company Subsidiary, neither the Company nor any of the Company Subsidiaries, nor, to the Company’s knowledge, any third party, is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any shares of, or other voting securities or equity interests in, the Company or any of the Company Subsidiaries.

(e)           All dividends or other distributions on the Company Common Shares, the Company Preferred Shares, the Partnership OP Units, the Partnership Preferred Units and any dividends or other distributions on any securities of NSA Puerto Rico, LLC or any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been authorized or declared but are not yet due and payable).

(f)            Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

Section 3.3.            Authority.

(a)           Each Company Party has the requisite real estate investment trust or limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Requisite Vote and the Partnership Requisite Vote, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company Parties and the consummation by the Company Parties of the transactions contemplated hereby have been duly authorized by all necessary real estate investment trust or limited partnership action on the part of the Company Board and, other than the Company Requisite Vote, the Partnership Requisite Vote, the filing of the Company Articles of Merger with the SDAT, and the filing of the Partnership Merger Certificate with the DSOS, no additional real estate investment trust or limited partnership proceedings on the part of the Company Parties are necessary to authorize the execution, delivery and performance by the Company Parties of this Agreement or the consummation of the transactions contemplated hereby by the Company Parties. This Agreement has been duly executed and delivered by the Company Parties and (assuming the due authorization, execution and delivery of this Agreement by each of the Parent Parties) constitutes the valid and binding obligation of the Company Parties enforceable against the Company Parties in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the “Bankruptcy and Equity Exception”). The Company, in its capacity as the sole general partner of the Partnership, had the requisite power and authority to adopt, execute and deliver the Partnership Agreement Amendment, and the Partnership Agreement Amendment was adopted, executed and delivered in accordance with the terms of the Partnership Agreement and applicable Law.

(b)           The Company Board has (i) duly declared advisable the Mergers and approved this Agreement, the Mergers and the other transactions contemplated by this Agreement, (ii) directed that, subject to the terms and conditions of this Agreement, the Company Merger and the other transactions contemplated by this Agreement be submitted to the Company’s shareholders for their approval and the Mergers and the other transactions contemplated by this Agreement be submitted to the limited partners of the Partnership for their approval and (iii) resolved, subject to the terms and conditions of this Agreement, to recommend the approval of the Company Merger and the other transactions contemplated by this Agreement by the Company’s shareholders and the approval of the Mergers and the other transactions contemplated by this Agreement by the limited partners of the Partnership, in each case, by resolutions duly adopted.

Section 3.4.            No Conflict; Required Filings and Consents.

(a)           None of the execution, delivery or performance of this Agreement by the Company Parties or the consummation by the Company Parties of the transactions contemplated by this Agreement will: (i) subject to obtaining the Company Requisite Vote and the Partnership Requisite Vote, conflict with or violate any provision of the Company Charter, the Company Bylaws, the Certificate of Limited Partnership or the Partnership Agreement, as applicable; (ii) (A) conflict with or violate any provision of the organizational documents of any Company Subsidiary (other than the Partnership) and (B) assuming that all consents, approvals and authorizations described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Company Permitted Lien) upon any of the respective properties or assets (including rights) of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit, except, with respect to clauses (ii)(B) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company or the Partnership of the transactions contemplated by this Agreement.

(b)           None of the execution, delivery or performance of this Agreement by the Company Parties or the consummation by the Company Parties of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by the Company Parties or with respect to any of their respective properties or assets, other than (i) the filing with the SEC of (A) the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of Parent Common Shares in the Company Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT pursuant to the MRL and the MLLCA, as applicable, (iii) the filing of the Partnership Merger Certificate with, and acceptance for recording of the Partnership Merger Certificate by, the DSOS pursuant to the DRULPA and the DLLCA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) such filings as may be required in connection with state and local Transfer Taxes, (vi) any filings or approvals required under the rules and regulations of the NYSE, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company or the Partnership of the transactions contemplated by this Agreement.

Section 3.5.            Company SEC Documents; Financial Statements.

(a)           Since January 1, 2023, the Company has filed with or otherwise furnished to the SEC on a timely basis all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, and any other documents filed by the Company with the SEC, as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Company SEC Documents”). As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. As of the date hereof, none of the Company Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or the Partnership, on the other hand, since January 1, 2023 to the date of this Agreement. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by the Company or the Partnership with the SEC and, as of the date hereof, to the Company’s knowledge, none of the Company SEC Documents is the subject of ongoing SEC review. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were prepared in accordance with generally accepted accounting principles as applied in the United States (“GAAP”) (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by SEC rules and regulations) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments).

(b)           The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since the end of the Company’s most recent audited fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c)           Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Documents.

Section 3.6.            Information Supplied. None of the information relating to the Company and the Company Subsidiaries contained in the Proxy Statement/Prospectus or the Consent Solicitation Statement or that is provided by the Company, the Company Subsidiaries or their Representatives for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the transactions contemplated by this Agreement or in the Consent Solicitation Statement will (a) in the case of the Form S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the case of the Proxy Statement/Prospectus and the Consent Solicitation Statement, at the time of the mailing thereof or in the case of the Proxy Statement/Prospectus, at the time the Company Shareholders’ Meeting is held or, at the end of the consent period set forth in the Consent Solicitation Statement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) with respect to any other document to be filed by the Company with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, its officers and trustees and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4, the Proxy Statement/Prospectus or the Consent Solicitation Statement that were not supplied by or on behalf of the Company or any Company Subsidiaries.

Section 3.7.            Absence of Certain Changes. Except as otherwise contemplated by this Agreement, since December 31, 2025 through the date hereof, (a) the Company, the Partnership, and the Company Subsidiaries, taken as a whole, have conducted their respective businesses in the ordinary course of business in all material respects and (b) there have not been (1) any declaration, setting aside or payment of any dividend or other distribution with respect to any Company Capital Shares (other than the regular quarterly dividends to be paid to holders of Company Common Shares or Company Preferred Shares), (2) any material change in the Company’s or the Partnership’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP, or (3) any changes, events, state of facts or developments, that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.8.            Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP as in effect on the date hereof to be set forth on the consolidated financial statements of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2025 or in the notes thereto, (b) incurred in the ordinary course of business since December 31, 2025, (c) incurred or expressly permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.9.            Permits; Compliance with Laws.

(a)           (i) The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals and orders of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the “Company Permits”), (ii) all such Company Permits are in full force and effect, and (iii) no suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except in each case of clauses (i) through (iii) as would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. To the Company’s knowledge, since January 1, 2023, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of the Company Subsidiaries is, and since January 1, 2023 has been, in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and properties or assets; and (ii) since January 1, 2023, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations has occurred or is currently pending or, to the Company’s knowledge, has been threatened.

(c)           Since January 1, 2023, neither the Company nor any of the Company Subsidiaries, nor, any trustee, director or officer of the Company or any of the Company Subsidiaries, nor, to the Company’s knowledge, any employee or agent of the Company or any of the Company Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity that would constitute a material violation of applicable Law, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person that would constitute a material violation of applicable Law, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (“FCPA”).

Section 3.10.          Litigation. As of the date of this Agreement, there is no suit, claim, action, investigation, litigation, arbitration, mediation, proceeding or other investigation or audit (each, an “Action”) which is against the Company or any Company Subsidiary (or any of their properties or assets), or which was brought by the Company or any Company Subsidiary, pending or, to the knowledge of the Company, threatened that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company or the Partnership of the transactions contemplated by this Agreement. As of the date of this Agreement, neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company or the Partnership of the transactions contemplated by this Agreement. As of the date of this Agreement, there is no Action to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers, the Partnership Agreement Amendment or any of the other transactions contemplated by this Agreement.

Section 3.11.          Employee Benefits.

(a)           The Company Disclosure Letter sets forth a list of all material Company Benefit Plans. For purposes of this Agreement, “Company Employee Benefit Plan” means each Benefit Plan that the Company or any Company Subsidiary sponsors, maintains, contributes to or has any obligation to contribute to or with respect to which the Company or any Company Subsidiary has any direct or indirect liability (contingent or otherwise and including as a result of being an ERISA Affiliate with any Person).

(b)           None of the Company Employee Benefit Plans is or has been subject to Title IV of ERISA or is or has been subject to Sections 4063 or 4064 of ERISA, nor is the Company, any Company Subsidiary or any ERISA Affiliate obligated to contribute (and such entities have not, in the past six (6) years, had an obligation to contribute) to a multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Neither the Company nor any ERISA Affiliate has incurred any present or contingent liability under Title IV of ERISA, nor does any condition exist which would reasonably be expected to result in any such liability.

(c)           Correct and complete copies of the following documents, with respect to each material Company Employee Benefit Plan (other than a Multiemployer Plan, of which there are none) have been made available to Parent by the Company: (i) plan and related trust documents, and amendments thereto; (ii) the most recent Form 5500 and schedules thereto, if applicable; (iii) the most recent Internal Revenue Service (“IRS”) determination letter, if any; (iv) the current summary plan description and any material modifications thereto, if applicable; (v) the most recent financial statements and actuarial valuations, if applicable; and (vi) all material correspondence regarding the Company Employee Benefit Plan with any Governmental Entity.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its ERISA Affiliates have performed all obligations required to be performed by them under all Company Employee Benefit Plans; (ii) the Company Employee Benefit Plans have been administered in compliance with their terms and the requirements of applicable Laws; (iii) all contributions and premium payments (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans, including to any funds or trusts established thereunder or in connection therewith, have been made by the due date thereof, or to the extent not yet due, will have been paid, or accrued in accordance with GAAP, prior to the Company Merger Effective Time; (iv) there are no actions, suits, arbitrations, investigations, audits or claims (other than routine claims for benefits) filed, or to the Company’s knowledge, threatened with respect to any Company Employee Benefit Plan; (v) the Company and its ERISA Affiliates have no liability as a result of any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) for any excise Tax or civil penalty; and (vi) none of the Company Employee Benefit Plans provide for continuing post-employment health, life insurance coverage or other welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, or similar state Law, except as set forth in the employment agreements filed with the Company SEC Documents.

(e)           Each of the Company Employee Benefit Plans that is intended to comply with Section 401(a) of the Code has received a favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan and, to the Company’s knowledge, there is no fact which would adversely affect the qualified status of any such Company Employee Benefit Plan or the exemption of such trust.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the Mergers will (either alone or in combination with any other event) (i) result in any compensatory payment becoming due, or increase the amount of compensation due, to any current or former Service Provider; (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan; or (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any Company Subsidiary to any current or former Service Provider. Without limiting the generality of the foregoing, no amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) would be nondeductible under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligations to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

Section 3.12.          Labor Matters.

(a)           Neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or similar labor agreement (excluding personal services contracts).

(b)           (i) No employees of the Company or any of the Company Subsidiaries are represented by any labor organization; (ii) no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a written demand to the Company or any Company Subsidiary for recognition or certification; (iii) there are no representation or certification proceedings pending, or to the Company’s knowledge, petitions seeking a representation proceeding presently filed or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) to the Company’s knowledge, there are no organizing activities involving the Company or any Company Subsidiary pending with any labor organization or group of employees of the Company or any Company Subsidiary; and (v) the Company and the Company Subsidiaries are not currently materially affected and since January 1, 2023 to the date of this Agreement have not been materially affected by any actual or threatened work stoppage, strike or other labor disturbance.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice charges, grievances or complaints filed or, to the Company’s knowledge, threatened by or on behalf of any employee or group of employees of the Company or any Company Subsidiary.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no complaints, charges or claims against the Company or any Company Subsidiary filed or, to the knowledge of the Company, threatened to be brought or filed, with any Governmental Entity, court or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any Company Subsidiary.

(e)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, affirmative action, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax; and (ii) there has been no “mass layoff” or “plant closing” as defined by WARN with respect to the Company or any Company Subsidiary within the last six (6) months.

Section 3.13.            Tax Matters.

(a)           The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) with the appropriate taxing authority all material Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of the Company or any Company Subsidiary (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith.

(b)           The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 2015 and through and including its taxable year ended on the most recent December 31 prior to the Company Merger Effective Time has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for all such years, (ii) for all taxable years commencing with the Company’s taxable year ended December 31, 2015 and through and including its taxable year ended on the most recent December 31 prior to the Company Merger Effective Time has been organized and operated in conformity with the requirements to qualify for taxation as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”), (iii) has operated at all times since such date through the date hereof, and intends to continue to so operate through the Company Merger Effective Time, in such a manner as to enable the Company to continue to meet the requirements to qualify for taxation as a REIT for its taxable year that includes and/or ends on the day of the Company Merger Effective Time (its “Final REIT Year”), and (iv) has not taken or omitted to take any action which action or omission could reasonably be expected to result in the Company’s failure to qualify for taxation as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or, to the Company’s knowledge, threatened.

(c)           Each Company Subsidiary and each other entity in which the Company holds, directly or indirectly, an interest, is or at any time since the later of the date of its formation or the date on which the Company acquired an interest in such an entity, has been, for U.S. federal income tax purposes, (i) a partnership or disregarded entity, as the case may be, and not a corporation or an association taxable as a corporation whose separate existence is respected, (ii) a corporation that qualifies and has elected (as applicable) to be taxable as a REIT, (iii) a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or (iv) a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”).

(d)           Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to a material amount of Tax pursuant to (or rules similar to) Section 1374 of the Code (or otherwise result in any material “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(e)           There are no material disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, for and/or in respect of any Taxes or Tax Returns of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is party to any material litigation or administrative proceeding relating to Taxes.

(f)            Neither the Company nor any Company Subsidiary: (i) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (ii) is currently the beneficiary of any extension of time within which to file any material Tax Return; (iii) has received a request for a waiver of the time to assess any material Taxes, which request has been granted and remains in effect or is still pending; (iv) is contesting any liability for material Taxes before any Governmental Entity, other than assessments of real property Taxes which the Company or Company Subsidiaries are appealing in the ordinary course of business; (v) is subject to a deficiency that has been claimed, proposed or assessed in writing or, to the Company’s knowledge, threatened, by any Governmental Entity for any material Tax which has not been satisfied in full by payment, settled or been withdrawn; (vi) has received a written claim by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to material taxation by that jurisdiction; (vii) has an outstanding request for a Tax ruling from any Governmental Entity or has received a Tax ruling or entered into a written agreement with any Governmental Entity with respect to Taxes; and (viii) is party to a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable or similar agreement under applicable state, local or non-U.S. Tax Law).

(g)           The Company and the Company Subsidiaries (i) have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code), (ii) have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate Governmental Entity all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws, (iii) have in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) have collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or have been furnished properly completed exemption certificates and have in all material respects maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(h)           Neither the Company nor any of the Company Subsidiaries: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed or threatened such an adjustment or a change in accounting method with respect to the Company or any Company Subsidiary or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(i)            Neither the Company nor any Company Subsidiary has participated in or has liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)            Neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (i) in the past two (2) years or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(k)           Neither the Company nor any Company Subsidiary: (i) is or has ever been a member of an affiliated group of corporations (other than a group the common parent of which is the Company or a Company Subsidiary) filing a consolidated U.S. federal income Tax Return or other affiliated, consolidated, combined or similar group for Tax purposes or (ii) has any liability for any material Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(l)            There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date, in each case, other than (i) customary provisions of commercial or credit agreements entered into in the ordinary course of business and (ii) agreements solely between or among the Company and/or the Company Subsidiaries.

(m)          Section 3.13(m) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each Company Subsidiary and its classification for U.S. federal income tax purposes.

(n)           Neither the Company nor any Company Subsidiary (other than a Company Subsidiary that is a TRS) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o)           Since its inception, neither the Company nor any Company Subsidiary has incurred any liability for material Taxes under Section 856(c)(7), 856(g)(5), 857(b), 857(f), 860(c), or 4981 of the Code which has not been previously paid in full. To the Company’s knowledge, no event has occurred, and no condition or circumstances exists, that presents a material risk that any material liability for Taxes described in the first sentence of this paragraph will be imposed upon the Company or any Company Subsidiary.

(p)           Section 3.13(p) of the Company Disclosure Letter sets forth all Tax Protection Agreements currently in force to which the Company or any Company Subsidiary, and there is no other Tax Protection Agreement to which the Company or any Company Subsidiary is a party. No transaction contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Tax Protection Agreement.

(q)           No entity in which the Company or any Company Subsidiary directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(r)            Neither the Company nor any Company Subsidiary is aware of any fact or circumstance that could reasonably be expected to prevent or impede the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(s)           Taking into account all distributions to be made by the Company prior to the Closing, the Company will have distributed cash to its shareholders in its Final REIT Year in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its Final REIT Year.

(t)            Notwithstanding any other provision of this Agreement, Section 3.11, Section 3.12 and Section 3.13 contain the exclusive representations and warranties of the Company and the Partnership with respect to Tax matters.

Section 3.14.          Properties.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns good and marketable fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) to, or has a good and valid leasehold interest in, each of the real properties identified as owned or leased by the Company or a Company Subsidiary in the Company SEC Documents or otherwise that is purported to be owned or leased by the Company or a Company Subsidiary (collectively, the “Company Properties”), free and clear of all Liens other than Company Permitted Liens. Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material office or ground leases pursuant to which the Company or any Company Subsidiary is a tenant (each, together with all amendments, modifications, supplements, renewals, and extensions related thereto, a “Company Lease”).

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023 neither the Company nor any Company Subsidiary has received written notice that any certificate, permit or license from any Governmental Entity or any agreement, easement or other material right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect (or of any pending written threat of modification or cancellation of any of the same), or notice of any uncured violation of any Laws affecting any of the Company Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023 neither the Company nor any Company Subsidiary has received written notice of any pending or, to the knowledge of the Company, (x) any uncured violation of applicable zoning, building code or similar Laws affecting any Company Property or (y) threatened (in writing) material condemnation or eminent domain proceeding affecting any Company Property that has not been consummated or resolved.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received written notice from any party under any Company Lease of a monetary or material non-monetary default that remains unresolved.

(d)           Except for rights in favor of the Company or any Company Subsidiary or for this Agreement, neither the Company nor any Company Subsidiary has granted to any third party any outstanding option, right of first refusal or right of first offer to purchase, ground lease or otherwise acquire any Company Property or any material portion thereof, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(f)            Section 3.14(f) of the Company Disclosure Letter sets forth a true, correct and complete list of material real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no material written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy or lease or sublease as a tenant any real properties at some future date.

(g)           Each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.15.          Environmental Matters.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)           the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance in all material respects with all Environmental Laws;

(ii)          each of the Company and the Company Subsidiaries has all permits, authorizations and approvals required under any applicable Environmental Laws to conduct the business of the Company and the Company Subsidiaries as currently conducted and are each in compliance with their requirements;

(iii)         there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demand letters, claims, notices of violation, investigations or proceedings relating to any violation of or liability under Environmental Law against the Company or the Company Subsidiaries;

(iv)         to the knowledge of the Company, neither the Company nor the Company Subsidiaries have Released any Hazardous Materials at any Company Properties that would reasonably be expected to require clean-up or remediation by, or result in an action, suit or proceeding by any private party or governmental body or agency against the Company or the Company Subsidiaries relating to Hazardous Materials under any Environmental Laws; and

(v)          neither the Company nor any Company Subsidiary is party to any consent decree, order, judgment or agreement requiring investigation, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that would reasonably be expected to result in material liability, or has contractually assumed any material liability of another Person under Environmental Laws or with respect to Hazardous Materials.

Section 3.16.          Intellectual Property; Cybersecurity; Privacy.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries exclusively own all Intellectual Property that they own or purport to own, free and clear of all Liens other than Company Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Intellectual Property used or practiced by the Company or any Company Subsidiary in the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property”), all of which rights will survive the Closing without modification, cancellation, termination of, or acceleration of any right, obligation or payment with respect to such Company Intellectual Property, and without giving rise to any right or option of any third party with respect to any such modification, cancellation, termination or acceleration, and (ii) neither the Company nor any of the Company Subsidiaries has received, in the three (3) years preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Company Intellectual Property.

(b)           To the knowledge of the Company, (i) the conduct of the business of the Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate, and has not within the past three (3) years infringed, misappropriated or otherwise violated, any Intellectual Property, and (ii) neither the Company nor any of the Company Subsidiaries has received, in the three (3) years preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation of the Intellectual Property of any other Person by the Company or any of the Company Subsidiaries that has not been settled or otherwise fully resolved, in each case of clauses (i) through (ii), except for such matters that would not, individually or in the aggregate, reasonably be expected to result in material liability or disruption to the businesses of the Company or the Company Subsidiaries.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property. Neither the Company nor any of the Company Subsidiaries, in the three (3) years preceding the date hereof, alleged in writing that any other Person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(d)           Each of the Company and the Company Subsidiaries has taken commercially reasonable efforts to protect and maintain its Intellectual Property, including by using commercially reasonable efforts and taking commercially necessary steps to maintain the confidentiality of its material trade secrets.

(e)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has used, modified, distributed, or made available any software, materials or other technology that is subject to an “open source” or similar license in a manner that would require any of the Company’s or any Company Subsidiary’s proprietary software or technology to be (A) disclosed, distributed, or made available in source code form, (B) licensed for the purposes of preparing derivative works, (C) licensed under any open source license or under terms that allow any such proprietary software or portions thereof to be reverse engineered, reverse assembled or disassembled (other than by operation of applicable Law), or (D) redistributed at no or minimal charge, and (ii) the Company and the Company Subsidiaries are and have been in compliance with all open source licenses by which they or their proprietary software are bound.

(f)            Each of the Company and the Company Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any person, including through the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials (“Malicious Code”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (x) the IT Assets do not contain Malicious Code or other technological vulnerabilities, (y) there has been no unauthorized access to or use of material trade secrets or other material confidential information of the Company or the Company Subsidiaries and (z) during the past three (3) years, there has been no unauthorized access to or use of, and there has not been any failure or loss of, any IT Assets, or the information stored or contained thereon or transmitted thereby.

(g)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) each of the Company and the Company Subsidiaries is in compliance, and has at all times within the past three (3) years complied, with all applicable Laws, its contractual obligations, its posted policies, and its statements and representations, in each case, relating to privacy, data protection, security, or the access, collection, storage, use, transfer, and any other processing (collectively, “Processing”) of any Personal Data Processed by or on behalf of the Company or any Company Subsidiaries (collectively, “Privacy Obligations”), (ii) neither the Company nor any Company Subsidiary has, within the past three (3) years, received written notice alleging any violation of any Privacy Obligation, (iii) each of the Company and the Company Subsidiaries has, at all times within the past three (3) years, had all rights, consents, and authorizations required under any applicable Privacy Obligation to Process Personal Data as such Personal Data has been Processed by or on behalf of the Company or any Company Subsidiary, and (iv) each of the Company and the Company Subsidiaries has, at all times within the past three (3) years, taken commercially reasonable steps to ensure that all Personal Data Processed by or on behalf of the Company or any Company Subsidiary is protected against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, there has been no incident of the same.

(h)           The Company and each Company Subsidiary maintains an information privacy and security program that contains reasonable measures designed to protect the privacy, confidentiality and security of all Personal Data in its possession or control against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful operations performed upon such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of the Company, neither the Company nor any Company Subsidiary has experienced any Security Breach that would be, or would reasonably be expected to be individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.17.          Contracts.

(a)           All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed on or after January 1, 2023 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed.

(b)           Section 3.17(b) of the Company Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts) to which the Company or any of the Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than (x) any Contract solely between the Company or the Partnership, on the one hand, and any Company Subsidiary, on the other hand, (y) any Contract solely between any Company Subsidiaries, or (z) any Company Employee Benefit Plans) that:

(i)           is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract with a third party (or sets forth material terms of any such arrangement);

(ii)          contains covenants of the Company or any of the Subsidiaries purporting to limit (other than in any de minimis respect) either the type of business in which the Company or any of the Subsidiaries may engage or the geographic area in which any of them may so engage;

(iii)         evidences Indebtedness in excess of $75,000,000 of the Company or any Company Subsidiaries, whether unsecured or secured (such Contracts, the “Existing Loan Documents”);

(iv)         constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary in an amount in excess of $5,000,000;

(v)          requires the Company or any Company Subsidiary to (A) sell real property for a sales price or with a fair market value in excess of $35,000,000 or (B) purchase real property for a purchase price in excess of $35,000,000;

(vi)         other than Contracts for ordinary repair and maintenance, relating to the development or construction of, or expansion to, the Company Properties, with a total contract amount in excess of $10,000,000, but excluding any such Contracts for which the remaining amount payable thereunder as of the date of this Agreement is less than such threshold;

(vii)        relates to the settlement of any pending or threatened suit or proceeding which has not been fully performed, other than (A) any such settlement relating to the routine collection of debts entered into in the ordinary course of business and (B) any settlement that provides for the payment of less than $250,000 (after taking into account and net of any amount covered by insurance that is reasonably expected to be received by the Company or any Company Subsidiary);

(viii)       pursuant to which the Company or any Company Subsidiary grants to or receives from any third party a license or similar right with respect to Intellectual Property, which license or similar right is material to the business of the Company and the Company Subsidiaries, taken as a whole, other than non-exclusive licenses of commercially available software or technology granted or received in the ordinary course of business on substantially standardized terms;

(ix)          obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, or trustees of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary is the indemnitor which provides for indemnification rights that are broader (other than in any de minimis respect) than those set forth in the organizational documents of the Company or such Company Subsidiary or that would otherwise be material to the Company;

(x)           constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging or derivative transaction;

(xi)          is a management agreement to which the Company or any of the Company Subsidiaries is party as manager, other than any management agreement entered into by the Company or any of the Company Subsidiaries in the ordinary course of the Company’s property management business;

(xii)         is a material ground lease;

(xiii)        obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $5,000,000 and that is not cancellable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary; or

(xiv)       contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of the Company or any of the Company Subsidiaries, other than restrictions contained in (A) the Existing Loan Documents, or (B) the organizational documents of the Company or the Partnership.

Each Contract of a type described in clauses (a) and (b) of this Section 3.17, together with any amendments, modifications, schedules, exhibits or supplements thereto, is referred to herein as a “Company Material Contract.” The Company has made available to Parent true and complete copies of all Company Material Contracts in the Company’s possession as of the date hereof.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary; (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract; and (iii) as of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, subject to the Bankruptcy and Equity Exception.

Section 3.18.          Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the applicable Merger Consideration to be received by the holders of Company Common Shares or Partnership Units, as applicable, pursuant to this Agreement is fair, from a financial point of view, to such holders (other than the Parent Parties and their respective affiliates).

Section 3.19.          Takeover Statutes. Each of the Company Parties has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other takeover Laws and regulations, in the MGCL (including the Maryland Business Combination Act and Maryland Control Share Acquisition Act), MRL, the DRULPA or any other anti-takeover statute or similar federal or state statute (collectively, “Takeover Statutes”).

Section 3.20.          Vote Required.

(a)           Company Shareholder Approval. The affirmative vote of the holders of Company Common Shares entitled to cast a majority of all the votes entitled to be cast thereon (the “Company Requisite Vote”) is required under the MRL and the Company Charter to approve the Company Merger and the other transactions contemplated by this Agreement.

(b)           Initial Partnership Approval. Pursuant to Section 11.2(a) of the Partnership Agreement, approval of the Company Merger and Partnership Merger and the other transactions contemplated by this Agreement requires the consent of holders representing more than fifty percent (50%) of the outstanding Partnership OP Units, excluding Partnership OP Units held, directly or indirectly, by the Company or any of its Subsidiaries (the “Initial Partnership Approval”).

(c)           Company-Wide Partnership Approval. If the Initial Partnership Approval is not obtained, and subject to compliance with Section 11.2(a)(i) of the Partnership Agreement, then, pursuant to Section 11.2(a)(ii) of the Partnership Agreement, approval of the Company Merger and the Partnership Merger and the other transactions contemplated by this Agreement shall require the consent of holders representing at least fifty percent (50%) of the outstanding Partnership OP Units, including the Partnership OP Units held, directly or indirectly, by the Company and its Subsidiaries (the “Company-Wide Partnership Approval”), with:

(i)           the Partnership OP Units held by the Company and its Subsidiaries being voted in favor of such transaction in the same proportion as the Company Common Shares are voted in favor of such transaction in the Company Requisite Vote; and

(ii)          the Partnership OP Units held by holders other than the Company and its Subsidiaries being entitled to cast a number of votes equal to the total votes such holders would have been entitled to cast at a meeting of the Company’s shareholders had such holders exchanged their Partnership OP Units for Company Common Shares as of the applicable record date.

(d)           No Other Vote. No vote or consent of the holders of any other class or series of shares of the Company or any other class or series of Partnership Units is required to approve the Company Merger, the Partnership Merger or the other transactions contemplated by this Agreement (other than as contemplated in this Section 3.20).

Section 3.21.          Insurance.

(a)           The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (ii) all premiums due and payable thereon have been paid, and (iii) neither the Company nor any Company Subsidiary is in breach of or default under any of such insurance policies.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company has not received written notice of termination or cancellation with respect to any insurance policy currently held by the Company, or that such policies are no longer in full force and effect, in each case other than in connection with ordinary course renewals, and (ii) during the current policy period for any such insurance policy, there is no claim by the Company or any Company Subsidiary that has been denied by the insurer.

Section 3.22.          Investment Company Act. Neither the Company nor any of the Company Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

Section 3.23.         Brokers. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker, financial advisor or other Person to any broker’s or finder’s fee or other fee or commission in connection with the negotiations leading to this Agreement, the entry into this Agreement or the Mergers or other transactions contemplated by this Agreement, other than Morgan Stanley & Co. LLC. At or prior to the date of this Agreement, the Company has furnished to Parent true and complete copies of all Contracts between the Company and Morgan Stanley & Co. LLC relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 3.24.          Related Party Transactions. From January 1, 2023 through the date of this Agreement, there have been no transactions or Contracts between the Company or any Company Subsidiary, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 3.25.          Acknowledgement of No Other Representations or Warranties.

(a)           Except for the representations and warranties in this Article III or in any certificate delivered by the Company or the Partnership to the Parent Parties, neither the Company, the Partnership nor any Person on behalf of the Company or the Partnership makes any express or implied representation or warranty with respect to the Company, the Partnership or any other Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company, the Partnership and the other Company Subsidiaries or with respect to any other information provided or made available to the Parent Parties or their respective Representatives in connection with the Mergers or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to the Parent Parties or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Mergers or the other transactions contemplated by this Agreement), and each of the Parent Parties acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties in this Article III or in any certificate delivered by the Company or the Partnership to the Parent Parties, neither the Company, the Partnership nor any other Person makes or has made any express or implied representation or warranty to the Parent Parties or any of their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, the Partnership, any of the other Company Subsidiaries or their respective businesses or (ii) any oral or written information presented to the Parent Parties or any of their respective Representatives in the course of their due diligence investigation of the Company and the Partnership, the negotiation of this Agreement or the course of the Mergers or the other transactions contemplated by this Agreement.

(b)           The Company and the Partnership hereby acknowledge that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by the Parent Parties to the Company or the Partnership, neither any of the Parent Parties nor any of their affiliates, nor any other Person on behalf of any of them, has made or is making any other express or implied representation or warranty with respect to the Parent Parties or any of their respective affiliates or their respective business or operations, including with respect to any information provided or made available to the Company, the Partnership or any of their respective affiliates or Representatives.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as disclosed in the Parent SEC Documents furnished to, or filed with, the SEC on or after January 1, 2024 and at least one (1) Business Day prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature) (it being agreed that all such Parent SEC Documents shall be deemed to have been made available to the Company for the purposes of all references in this Agreement to documents or other information having been or to be “delivered,” “made available,” “provided,” or words of similar import, to Parent) or (b) as disclosed in the separate disclosure letter which has been delivered by Parent to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of Article IV of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection of Article IV of this Agreement to the extent the applicability of the disclosure is reasonably apparent from the text of such disclosure made; provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of the Parent Parties made herein), the Parent Parties hereby jointly and severally represent and warrant to the Company Parties as follows:

Section 4.1.            Organization.

(a)           Parent is a real estate investment trust duly organized, validly existing and in good standing under the Laws of the State of Maryland. Parent is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any Parent Party of the transactions contemplated by this Agreement. Parent has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The declaration of trust and bylaws of Parent are in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding Parent have been commenced. Each Parent Subsidiary (i) is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization and (ii) is duly qualified to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except in each case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any of the Parent Parties of the transactions contemplated by this Agreement.

(b)           Merger Sub I is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Maryland. Merger Sub I, immediately prior to the Partnership Merger Effective Time, will be treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes.

(c)           Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(d)           Parent OP is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent OP is duly qualified to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, other than in such jurisdictions where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any Parent Party of the transactions contemplated by this Agreement. Parent OP has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The certificate of limited partnership and partnership agreement of Parent OP are in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding Parent OP have been commenced.

(e)           Parent has made available to the Company true and complete copies of (i) the Amended and Restated Declaration of Trust (the “Parent Charter”) and Amended and Restated Bylaws of Parent (the “Parent Bylaws”), (ii) the Parent OP Agreement, (iii) the articles of organization of Merger Sub I and the Merger Sub I Agreement, (iv) the Merger Sub II Agreement, and (v) the Parent OP Certificate, in each case as in effect as of the date hereof. Each of the Parent Charter, the Parent Bylaws, the Parent OP Agreement and the Parent OP Certificate was duly adopted and is in full force and effect, and neither Parent nor the Parent OP is in violation in any material respect of any such documents.

Section 4.2.            Parent Capitalization.

(a)           The beneficial interest in Parent consists of 650,000,000 common shares of beneficial interest, par value $0.10 per share (“Parent Common Shares,” and each, a “Parent Share”), 100,000,000 equity shares of beneficial interest, par value $0.01 per share (the “Parent Equity Shares”), and 100,000,000 preferred shares of beneficial interest, par value $0.01 per share (“Parent Preferred Share” and, together with Parent Common Shares and the Parent Equity Shares, “Parent Capital Shares”). At the close of business on the Capitalization Date, (i) 175,542,279 Parent Common Shares were issued and outstanding, (ii) no Parent Equity Shares were issued and outstanding, and (iii) 174,000 Parent Preferred Shares were issued and outstanding. All of the outstanding Parent Capital Shares are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive, first refusal, first offer or similar rights. At the close of business on the Capitalization Date, 342,591.55 Parent OP Units were issued and outstanding.

(b)           At the close of business on the Capitalization Date, except as provided in Section 4.2(a) or with respect to LTIP units in Parent OP or equity awards in respect of Parent Capital Shares, there are no (i) outstanding securities of Parent or any Parent Subsidiary convertible into or exchangeable for one or more shares of beneficial interest of, or other equity or voting interests in, Parent or any Parent Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Parent or any Parent Subsidiary relating to or based on the value of the equity securities of Parent or any Parent Subsidiary, (iii) Contracts that are binding on Parent or any Parent Subsidiary that obligate Parent or any Parent Subsidiary to issue, acquire, sell, redeem, exchange or convert any shares of beneficial interest of, or other equity interests in, Parent or any Parent Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by Parent or any Parent Subsidiary that are linked to the value of the Parent Common Shares. Since the close of business on the Capitalization Date through the date hereof, Parent and the Parent OP have not issued any Parent Common Shares, Parent Preferred Shares, Parent OP Units or other equity security (other than LTIP units in Parent OP and equity awards in respect of Parent Capital Shares). Parent does not have a stockholder rights plan in place. There are no outstanding bonds, debentures, notes or other Indebtedness of the Parent or any of the Parent Subsidiaries having the right to vote on any matters on which holders of capital shares or other equity interests of Parent or any of the Parent Subsidiaries may vote. None of the Parent Subsidiaries owns any Parent Shares.

Section 4.3.            Authority. Each Parent Party has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each Parent Party and the consummation by them of the transactions contemplated hereby have been duly authorized by all necessary corporate, limited liability company or limited partnership action on the part of the applicable Parent Party, and, other than the filing of the Company Articles of Merger with the SDAT and the Partnership Merger Certificate with the DSOS, no additional corporate, limited liability company or limited partnership proceedings on the part of any Parent Party are necessary to authorize the execution, delivery and performance of this Agreement by each of them or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Parent Party and (assuming the due authorization, execution and delivery of this Agreement by the Company and the Partnership) constitutes the valid and binding obligation of each Parent Party enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.4.            No Conflict; Required Filings and Consents.

(a)           None of the execution, delivery or performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the transactions contemplated by this Agreement will: (i) conflict with or violate any provision of the certificate of limited partnership, partnership agreement or any equivalent organizational or governing documents of each of the Parent Parties; (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Parent Parties or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale under, or result in the triggering of any payment or creation of a Lien (other than a Company Permitted Lien) upon any of the respective properties or assets of the Parent Parties pursuant to, any Contract to which a Parent Party is a party or any Permit held by it or them, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any Parent Party of the transactions contemplated by this Agreement.

(b)           None of the execution, delivery or performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Parent Parties or any of their respective properties or assets, other than (i) the filing with the SEC of (A) the Form S-4 and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT pursuant to the MRL and MLLCA, as applicable, (iii) the filing of the Partnership Merger Certificate with, and acceptance for recording of the Partnership Merger Certificate by, the DSOS pursuant to the DRULPA and the DLLCA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws in connection with the issuance of Parent Common Shares and Parent OP Units pursuant to this Agreement, (v) such filings as may be required in connection with state and local Transfer Taxes, (vi) any filings or approvals required under the rules and regulations of the NYSE, including the approval of listing the Parent Common Shares (or depositary shares in respect thereof) to be issued as Merger Consideration on the NYSE, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any Parent Party of the transactions contemplated by this Agreement.

Section 4.5.            Parent SEC Documents; Financial Statements.

(a)           Since January 1, 2023 to the date of this Agreement, Parent has filed with or otherwise furnished to the SEC on a timely basis all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, and any other documents filed by Parent with the SEC, as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Parent SEC Documents”). As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including, in each case, any notes and schedules thereto) and the consolidated Parent Subsidiaries included in or incorporated by reference into the Parent SEC Documents (collectively, the “Parent Financial Statements”) (i) were prepared in accordance with GAAP (as in effect in the United States on the date of such Parent Financial Statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by SEC rules and regulations) and (ii) present fairly, in all material respects, the financial position of Parent and the consolidated Parent Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments).

(b)           Parent has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and the Parent Subsidiaries. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure.

Section 4.6.            Information Supplied. None of the information relating to the Parent Parties contained in or that is provided by the Parent Parties in writing for inclusion or incorporation by reference in the Form S-4 or any other document filed with the SEC in connection with the transactions contemplated by this Agreement will (a) in the case of the Form S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) with respect to any other document to be filed by the Parent Parties with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will (with respect to Parent, its officers and directors, and Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 that were not supplied by or on behalf of Parent or any Parent Subsidiaries.

Section 4.7.            Merger Sub I and Merger Sub II.

(a)           All of the issued and outstanding membership interests in Merger Sub I are, and immediately prior to the Company Merger Effective Time will be, owned by Parent or one or more of its affiliates. Merger Sub I was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(b)           All of the issued and outstanding limited liability company interests in Merger Sub II are, and immediately prior to the Partnership Merger Effective Time will be, owned by PSOC or one or more of its affiliates. Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the transactions contemplated by this Agreement.

(c)           None of Parent, Merger Sub I or Merger Sub II or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Company Common Shares or Partnership Units or any securities that are convertible into or exchangeable or exercisable for Company Common Shares or Partnership Units, or holds any rights to acquire or vote any Company Common Shares or Partnership Units, other than pursuant to this Agreement.

Section 4.8.            Solvency. Assuming that (a) the conditions to the obligation of Parent, Merger Sub I and Merger Sub II to consummate the Mergers set forth in Section 6.1 and Section 6.2 have been satisfied or waived, (b) the representations and warranties set forth in Article III are true and correct, and (c) the most recent financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were reasonable at such time, then at and immediately following the Company Merger Effective Time and after giving effect to all of the transactions contemplated by this Agreement, Parent and its Subsidiaries, on a consolidated basis, will be Solvent. Parent, Merger Sub I and Merger Sub II are not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.

Section 4.9.           Absence of Certain Changes. Since December 31, 2025 through the date hereof, there have not been any changes, events, state of facts or developments, that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10.          Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP as in effect on the date hereof to be set forth on the consolidated financial statements of Parent and its Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of Parent as of December 31, 2025 or in the notes thereto, (b) incurred in the ordinary course of business since December 31, 2025, (c) incurred or expressly permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11.          Compliance with Laws.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is, and since January 1, 2023 has been, in compliance with all Laws applicable to Parent, its Subsidiaries and their respective businesses and properties or assets; and (ii) since January 1, 2023, no investigation, review or proceeding by any Governmental Entity with respect to Parent or any of its Subsidiaries or their operations has occurred or is pending or, to Parent’s knowledge, has been threatened, and, to Parent’s knowledge, no Governmental Entity has indicated an intention to conduct the same.

(b)           Since January 1, 2023, neither Parent nor any of its Subsidiaries, nor any director or officer of Parent or any of its Subsidiaries, nor, to Parent’s knowledge, any employee or agent of the Parent or any of its Subsidiaries, has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity that would constitute a material violation of applicable Law, (B) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any Person that would constitute a material violation of applicable Law, or (C) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the FCPA.

Section 4.12.          Litigation. As of the date of this Agreement, there is no Action which is against Parent or any Parent Subsidiary (or any of their properties or assets) pending or, to the knowledge of Parent, threatened that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any Parent Party of the transactions contemplated by this Agreement. As of the date of this Agreement, neither the Parent nor any Parent Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation by any Parent Party of the transactions contemplated by this Agreement. As of the date of this Agreement, there is no suit, claim, action or proceeding to which Parent or any Parent Subsidiary is a party pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 4.13.          Tax Matters.

(a)           Parent and each Parent Subsidiary has timely filed (taking into account any extension of time within which to file) with the appropriate taxing authority all material Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of the Parent or any Parent Subsidiary (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith.

(b)           Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 2019 and through and including its taxable year ended on the most recent December 31 prior to the Company Merger Effective Time has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT, and has so qualified, for all such years, (ii) for all taxable years commencing with the Parent’s taxable year ended December 31, 2019 and through and including its taxable year ended on the most recent December 31 prior to the Company Merger Effective Time has been organized and operated in conformity with the requirements to qualify for taxation as a REIT, (iii) has operated at all times since such date through the date hereof, and intends to continue to so operate through the Company Merger Effective Time, in such a manner as to enable Parent to continue to meet the requirements to qualify for taxation as a REIT for its taxable year that includes the Company Merger Effective Time, and (iv) has not taken or omitted to take any action which action or omission could reasonably be expected to result in the Parent’s failure to qualify for taxation as a REIT, and no challenge to the Parent’s status or qualification as a REIT is pending or, to Parent’s knowledge, threatened.

(c)           The Parent and the Parent Subsidiaries (i) have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code), (ii) have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate Governmental Entity all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws, (iii) have in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) have collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or have been furnished properly completed exemption certificates and have in all material respects maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(d)           Neither Parent nor any Parent Subsidiary is aware of any fact or circumstance that could reasonably be expected to prevent or impede the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)           Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Parent and Parent OP with respect to Tax matters.

Section 4.14.          Takeover Statutes. Parent has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any Takeover Statutes.

Section 4.15.          No Vote Required. No vote of holders of securities of Parent is required to approve (a) the issuance of Parent Common Shares to be issued in the Company Merger, (b) the issuance of Parent OP Units to be issued in the Partnership Merger, or (c) any of the other transactions contemplated hereby.

Section 4.16.          Board Approval. The Parent Board, at a duly held meeting, has duly and validly authorized the execution and delivery of this Agreement and declared advisable the Mergers and the other transactions contemplated by this Agreement, including the issuance of Parent Common Shares and Parent OP Units, in connection with the Mergers.

Section 4.17.          Brokers. Neither Parent nor any Parent Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor to any broker’s or finder’s fee or other fee or commission in connection with the Mergers, other than Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC.

Section 4.18.          Investment Company Act. Neither Parent nor any of the Parent Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.19.          Financing.

(a)           Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted for flex terms, fees, and other economic terms), dated as of the date of this Agreement, by and among the Financing Parties party thereto, Parent and PSOC (together, the “Parent Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Parties party thereto have agreed to lend the amounts set forth therein (the “Parent Financing”).

(b)           Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted for flex terms, fees, and other economic terms), dated as of the date of this Agreement, by and among the Financing Parties party thereto, Parent and PSOC (together, the “Dropdown JV Commitment Letter” and, together with the Parent Commitment Letter, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Parties party thereto have agreed to lend the amounts set forth therein (the “Dropdown JV Financing” and, together with the Parent Financing, the “Financing”).

(c)           As of the date of this Agreement, the Commitment Letters are in full force and constitute the valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Financing other than the conditions precedent expressly set forth in the Commitment Letters (such conditions precedent, the “Financing Conditions”).

(d)           As of the date of this Agreement, no amendment or modification to the Commitment Letters is contemplated (other than, for the avoidance of doubt, amendments to the Commitment Letters solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Commitment Letters as of the date hereof) and the Commitment Letters have not been amended or modified in any manner, and none of the respective commitments contained therein have been terminated, reduced, withdrawn or rescinded by Parent or, to the knowledge of Parent, any other party thereto.

(e)           Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are payable on or prior to the date hereof and Parent will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date.

(f)           There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letters delivered to the Company on or prior to the date hereof. As of the date of this Agreement, Parent has no reason to believe that, assuming (x) the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, (y) the accuracy of the representations and warranties set forth in Article III and (z) the performance in all material respects by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement, (i) any of the Financing Conditions are not capable of being satisfied on or prior to the Closing Date or (ii) any portion of the Financing necessary to pay the Financing Amount will not be available to Parent or the Dropdown JV, as applicable, on the Closing Date.

(g)           As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach by Parent or, to the knowledge of Parent, any other party to the Commitment Letters, under the terms and conditions of the Commitment Letters.

(h)           As of the date of this Agreement, there are no side letters relating to the Commitment Letters or the Financing to which Parent or any of its affiliates is a party that impose conditions to the Financing or reduce the amount of the Financing below the amount required to satisfy the Financing Amount.

(i)            Assuming (x) the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, (y) the accuracy of the representations and warranties set forth in Article III and (z) the performance in all material respects by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement, the aggregate net proceeds from the Financing will be in an amount (the “Financing Amount”), when funded in accordance with the Commitment Letters, and when taken together with cash and other sources of liquidity available to Parent, sufficient to make all payments required to be made by Parent under this Agreement, including the repayment of any debt required to be repaid in connection with the Mergers, the funding of the Dropdown JV and all other amounts required to be paid by Parent pursuant to this Agreement.

Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing by or to Parent or the Dropdown JV be a condition to any of the obligations of the Parent Parties hereunder.

Section 4.20.          Acknowledgement of No Other Representations and Warranties.

(a)           Except for the representations and warranties in this Article IV or in any certificate delivered by any Parent Party to any Company Party, no Parent Party nor any Person on behalf of any Parent Party makes any express or implied representation or warranty with respect to any Parent Party or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding any Parent Party or with respect to any other information provided or made available to the Company Parties or their respective Representatives in connection with the Mergers or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company Parties or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Mergers or the other transactions contemplated by this Agreement), and each of the Company Parties acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties in this Article IV or in any certificate delivered by any Parent Party to any Company Party, no Parent Party nor any other Person makes or has made any express or implied representation or warranty to the Company Parties or any of their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or their respective businesses or (ii) any oral or written information presented to the Company Parties or any of their respective Representatives in the course of their due diligence investigation of the Parent Parties, the negotiation of this Agreement or the course of the Mergers or the other transactions contemplated by this Agreement.

(b)           The Parent Parties hereby acknowledge that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company or the Partnership to the Parent Parties, neither any of the Company Parties nor any of their affiliates, nor any other Person on behalf of any of them, has made or is making any other express or implied representation or warranty with respect to the Company Parties or any of their respective affiliates or their respective business or operations, including with respect to any information provided or made available to the Parent Parties or any of their respective affiliates or Representatives.

Article V
COVENANTS AND AGREEMENTS

Section 5.1.            Conduct of Business by the Company Pending the Mergers. During the period from the date of this Agreement to the earlier of the Company Merger Effective Time and the termination of this Agreement in accordance with Section 7.1 (the “Interim Period”), except (I) as otherwise expressly required or permitted by this Agreement, (II) to the extent required by applicable Law, (III) as set forth in Section 5.1 of the Company Disclosure Letter or (IV) to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (1) carry on their respective businesses in all material respects in the ordinary course of business, (2) maintain their material assets and properties in their current condition (normal wear and tear excepted), (3) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (4) keep available the services of their present officers and key employees, (5) preserve their present relationships with customers, suppliers, vendors, Governmental Entities, employees and other Persons with whom they have material business relations, and (6) preserve the Company’s status as a REIT. Without limiting the generality of the foregoing, during the Interim Period, the Company will not, and shall cause each Company Subsidiary (other than IRE NSA JV I, LLC) not to, and the Company shall use commercially reasonable efforts to cause IRE NSA JV I, LLC not to (except, in each case, (w) as expressly permitted or expressly required by this Agreement, (x) to the extent required by applicable Law, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           (i) amend the Company Charter or Company Bylaws, Certificate of Limited Partnership, Partnership Agreement, or similar organizational or governance documents of the Company or the Partnership or (ii) amend the organizational or governance documents of any other Company Subsidiary;

(b)           authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, forward equity sales or otherwise) any shares of any class of share capital, partnership interests or any equity equivalents (including any share options or share appreciation rights) or any other securities convertible into or exchangeable for any shares of share capital, partnership interests or any equity equivalents (including any share options or share appreciation rights), except for the issuance or sale of Company Common Shares or Partnership Units (i) pursuant to awards granted under the Equity Plans that are outstanding as of the date hereof, (ii) pursuant to awards granted consistent with Section 5.1(g) of the Company Disclosure Letter, or (iii) Company Common Shares issuable upon exchange, conversion, or redemption of Partnership Units in accordance with the terms of the Partnership Agreement or Partnership Units issuable upon exchange, conversion, or redemption of units in the DownREITs in accordance with the organizational documents of the DownREITs that have been made available to Parent;

(c)           (i) split, combine or reclassify any of their respective share capital, partnership interests or other equity interests; (ii) except (A) for the declaration and payment of dividends and distributions pursuant to Section 5.11, (B) in transactions between the Company and one or more wholly owned Company Subsidiaries or solely between wholly owned Company Subsidiaries, or (C) for dividends or other distributions by any Company Subsidiary set forth on Section 5.1(c)(ii)(E) of the Company Disclosure Letter that are required to be made pursuant to the organizational or governing documents of such Company Subsidiary that have been made available to Parent, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective share capital, partnership interests or other equity interests or make any actual, constructive or deemed distribution in respect of any of their respective share capital, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; provided that, notwithstanding the restriction on dividends and other distributions in this Section 5.1(c) and Section 5.11, the Company and any Company Subsidiary shall be permitted to (x) make any Permitted REIT Dividends, including any distributions from the Partnership to the Company and other holders of Partnership Units that enable the Company to make a Permitted REIT Dividend, and (y) make adjustments to any distributions permitted under this Section 5.1 or Section 5.11 payable to, or receive payments from, holders of Partnership Units or equity interests in the DownREITs, in each case as may be necessary or appropriate to reimburse the Partnership and the DownREITs for composite tax filing costs, and (z) with respect to any performance-based equity awards that may vest, pay dividends or other distributions upon the vesting of such awards in accordance with the Equity Plans; (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective share capital, partnership interests or other equity interests, except in the case of this clause (iii) (A) as may be required by the Company Charter, the Partnership Agreement, Company Subsidiary organizational documents (including any redemption of Partnership Units for cash or equity if required pursuant to the Partnership Agreement or DownREIT equity interests for cash or equity if required pursuant to the DownREIT organizational documents), in each case, made available to Parent, (B) for the retention or acquisition of any Company Common Shares tendered by current or former employees or trustees in order to pay Taxes in connection with the exercise or vesting of Company Restricted Share Awards, pursuant to the terms of the Equity Plans and awards granted thereunder, (C) for the forfeiture of any awards granted under Equity Plans pursuant to the terms of such awards and Equity Plans, or (D) as may be necessary for the Company or any Company Subsidiary to maintain its status as a REIT under the Code; or (iv) enter into any Contract with respect to the voting or registration of any share capital, partnership interests or other equity interests of the Company or any Company Subsidiary;

(d)           authorize, recommend, propose or announce an intention to adopt, or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization;

(e)           incur, assume, refinance, prepay, amend or guarantee any material Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except (i) mandatory payments under the terms of any Indebtedness in accordance with its terms, (ii) intercompany indebtedness among the Company and/or any wholly owned Company Subsidiaries, (iii) Indebtedness incurred under the Existing Loan Documents set forth on Section 5.1(e) of the Company Disclosure Letter (whether drawn or undrawn as of the date hereof) in the ordinary course of business (1) for working capital purposes in the ordinary course of business, (2) to repay any existing Indebtedness, and (3) acquisitions otherwise permitted by this Section 5.1, (iv) in consultation with Parent, refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided that (A) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment of the principal amount, (B) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be more onerous in any material respect on the Company compared to the existing Indebtedness (other than with respect to higher interest rates resulting from market conditions) and (C) the principal amount of such replacement Indebtedness shall not be greater than the Indebtedness it is replacing), (v) refinancing of existing Indebtedness or recapitalization of iStorage JV, LLC and its Subsidiaries as and to the extent set forth on Section 5.1(e) of the Company Disclosure Letter, or (vi) Indebtedness in an amount not to exceed $125,000,000 in the aggregate and that is not secured, directly or indirectly, by a Company Property (provided that in the case of clause (vi) such Indebtedness shall be prepayable at any time without penalty or premium);

(f)            make loans, advances or capital contributions to or investments in any Person, except (i) intercompany indebtedness among the Company and/or any wholly owned Company Subsidiaries, (ii) loans, advances, capital contributions or investments required to be made under any Existing Loan Documents or other Indebtedness of the Company or any Company Subsidiary, any Company Leases, or any leases pursuant to which any third party is a lessee or sublessee on any Company Property, (iii) loans, advances, or capital contributions to, or investments in, any wholly owned Company Subsidiary pursuant to their respective organizational documents and in the ordinary course of business, including in connection with acquisitions otherwise permitted by this Section 5.1, or (iv) as contractually required by any Company Material Contract in effect on the date hereof that is set forth on Section 5.1(f) of the Company Disclosure Letter and made available to Parent;

(g)           except as required by the terms of any Company Employee Benefit Plan as in effect on the date hereof, (i) enter into, adopt, amend or terminate any Company Employee Benefit Plan, other than the renewal, in the ordinary course of business, of existing Company Employee Benefit Plans providing health and welfare or similar benefits without providing enhancements to the benefits thereunder, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of their trustees or executive officers, (iii) increase in any manner the compensation or fringe benefits of any employee, officer or trustee, (iv) grant to any officer, trustee or employee the right to receive any new severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (v) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement, except that the Company or any Company Subsidiary may enter into consulting or termination agreements in the ordinary course of business consistent with past practice (including as to compensation provided under such consulting agreements), provided that such termination agreements shall not provide for severance payments or benefits other than as required under the applicable Company Employee Benefit Plan, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Employee Benefit Plan (including the grant of share options, share appreciation rights, share-based or share-related awards, performance units, restricted shares, or long-term incentive plan units) except as permitted under Section 5.1(b), (vii) hire any new executive officer or any new employee at or above the level of Vice President, (viii) promote any employee who is or, following the promotion, would be in a Vice President-level position, or (ix) take any action to fund, accelerate or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Employee Benefit Plan, other than (x) funding or contributing to any Company Employee Benefit Plan that is a tax-qualified defined contribution retirement plan or health or welfare plan in the ordinary course of business, and (y) with respect to any such vested Company Equity Awards that are performance-based, paying dividends or other distributions upon the vesting of such awards in accordance with the Equity Plans;

(h)           (i) sell, transfer, assign, dispose of, abandon, allow to lapse, pledge or encumber (other than Company Permitted Liens) any material personal property, equipment or assets (including material Intellectual Property) of the Company or any Company Subsidiary or (ii) other than storage, parking, cell tower, billboard, solar, retail, commercial and similar leases and agreements entered into in the ordinary course of business, none of which are, individually or in the aggregate, material to the Company, sell, transfer, pledge, dispose of, lease, ground lease, license or encumber (other than Company Permitted Liens) any material real property (including any Company Property), except, in the case of each of clauses (i) and (ii), (w) in connection with the incurrence or refinancing of any Indebtedness permitted to be incurred or refinanced pursuant to Section 5.1(e), (x) in connection with Company Leases entered into in compliance with Section 5.1(o), and (y) sales, transfers or other dispositions of any real property, including any Company Property, and any personal property, equipment or assets associated therewith that (1) are subject to a Contract for sale as of the date hereof that has been made available to Parent and is set forth on Section 5.1(h) of the Company Disclosure Letter, or (2) otherwise do not exceed $45,000,000 in the aggregate; provided that, notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall be permitted to sell, transfer, pledge, dispose of, lease, ground lease, license or encumber any property set forth on Exhibit B;

(i)            fail to maintain all financial books and records in all material respects in accordance with GAAP or, except as may be required as a result of a change in applicable Law or in GAAP, make any change in any financial accounting policies or financial accounting procedures of the Company or any of the Company Subsidiaries;

(j)            acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any material interest in any Person (or equity interests thereof) or any material assets, real property, personal property, equipment, business or other rights of another Person, other than (i) acquisitions of inventory, personal property or equipment, in each case, in the ordinary course of business, (ii) acquisitions of any of the foregoing that do not exceed $100,000,000 in the aggregate or that are pursuant to contractual obligations of the Company or any Company Subsidiary existing as of the date of this Agreement that has been made available to Parent and is set forth on Section 5.1(j) of the Company Disclosure Letter;

(k)           except (x) in each case if the Company reasonably determines, after prior consultation with Parent, that such action is necessary to preserve the status of the Company or, following the Company Merger, Parent as a REIT or to preserve the status of any Company Subsidiary as a REIT, partnership, disregarded entity, QRS or TRS for U.S. federal income tax purposes, as the case may be and (y) except in the case of clause (iv), (vi), or (vii) of this Section 5.1(k), as set forth in the Company Disclosure Letter, (i) file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments), (ii) make (other than in the ordinary course of business), change or rescind any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), (iii) amend any material Tax Return, (iv) settle or compromise any material Tax liability, audit, claim or assessment by any Governmental Entity, (v) knowingly surrender any right to claim any material Tax refund, (vi) change any accounting method with respect to Taxes except to the extent consistent with Section 5.1(i), (vii) enter into any material closing agreement with a taxing authority, (viii) request any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than in the ordinary course of business), (ix) consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or (x) take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent or impede the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(l)            take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to cause (i) the Company or, following the Company Merger, Parent, to fail to qualify as a REIT or (ii) any Company Subsidiary to cease to be treated as a REIT, partnership, disregarded entity, QRS or TRS for U.S. federal income tax purposes, as the case may be;

(m)            subject to Section 5.6, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, except for waivers, releases, assignments, settlements or compromises (i) that provide solely for payment of amounts less than $1,000,000 individually or $5,000,000 in the aggregate (in each case, net of insurance proceeds receivable), (ii) that do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) that do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Shares, Partnership OP Units or any other equity securities of a Company Subsidiary (for the avoidance of doubt, this Section 5.1(m) shall not apply to any claim, suit or proceeding with respect to Taxes);

(n)            enter into any new line of business;

(o)            except as permitted under Section 5.1(p), (i) amend in any material respect or terminate (except as may be required under the terms thereof), or waive compliance with the material terms of or material breaches under, or assign, or renew or extend (except as may be required or permitted under the terms thereof and except for any renewals or extensions that occur at the counterparty’s option or that occur unless terminated by any party thereto, and all such actions set forth in this parenthetical shall be permitted) any Company Lease, (ii) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required or permitted under the terms thereof and except for any renewals or extensions that occur at the counterparty’s option or that occur unless terminated by any party thereto, and all such actions set forth in this parenthetical shall be permitted) any Company Material Contract or (iii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract, except as is necessary to continue operating in the ordinary course of business;

(p)            make, enter into any Contract for, or otherwise spend or commit to spend, any material capital expenditures; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make, enter into Contracts for or otherwise commit to: (i) capital expenditures as required by applicable Law and (ii) capital expenditures pursuant to the Company’s budget as provided to Parent set forth in Section 5.1(p) of the Company Disclosure Letter;

(q)            permit any existing material insurance policy covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Company Properties) to be cancelled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar (or more favorable) terms and conditions to the cancelled, terminated or expired policy;

(r)            enter into or modify any Tax Protection Agreement;

(s)            enter into any material joint venture, partnership or new funds or other similar agreement; or

(t)            authorize or enter into any Contract or arrangement to do any of the actions described in Section 5.1(a) through Section 5.1(s).

Nothing contained in this Agreement shall give Parent, Merger Sub I or Merger Sub II, directly or indirectly, the right to control or direct the operations of the Company, the Partnership or any other Company Subsidiary prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable. Prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, the Company, the Partnership, and the other Company Subsidiaries, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.2.            Conduct of Business by Parent Pending the Mergers. During the Interim Period, except (I) as otherwise expressly contemplated or permitted by this Agreement or as expressly contemplated by the transactions contemplated hereby, (II) as required by applicable Law, (III) as set forth in Section 5.2 of the Parent Disclosure Letter, (IV) to the extent requested by Company pursuant to Section 5.11 or otherwise or (V) to the extent that the Company shall otherwise consent in writing, Parent will not and Parent shall cause each Parent Subsidiary not to:

(a)            (i) amend the Parent Charter, Parent Bylaws, Parent OP Certificate, or Parent OP Agreement in a manner that would adversely affect in any material respect the Company or the Partnership or in a manner that would adversely affect the ability of the Parent Parties to consummate the transactions contemplated by this Agreement;

(b)            except (A) as permitted pursuant to Section 5.11, (B) for the payment of dividends or other distributions declared prior to the date of this Agreement, (C) in transactions between Parent and one or more Parent Subsidiaries or solely between Parent Subsidiaries, or (D) for dividends or other distributions required to be made pursuant to, or in order to comply with any existing indebtedness of Parent or any Parent Subsidiary by any Parent Subsidiary in accordance with the organizational or governing documents of such Parent Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective stock capital, partnership interests or other equity interests or make any actual, constructive or deemed distribution in respect of any of their respective stock capital, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; provided that, notwithstanding the restriction on dividends and other distributions in this Section 5.2(b) and Section 5.11, Parent and any Parent Subsidiary shall be permitted to (x) make any Permitted REIT Dividends, and (y) with respect to any performance based equity awards that may vest, pay dividends or other distributions upon the vesting of such awards and in accordance with the Equity Plans of Parent;

(c)            authorize, recommend, propose or announce an intention to adopt, or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization, except in a manner that would not reasonably be expected to be materially adverse to the Company, the Partnership or Parent or prevent or impair the ability of the Parent Parties to consummate the transactions contemplated by this Agreement;

(d)            except if Parent reasonably determines, after prior consultation with the Company, that such action is reasonably necessary to preserve the status of Parent as a REIT or to preserve the status of any Parent Subsidiary as a partnership, disregarded entity, QRS or TRS for U.S. federal income tax purposes, as the case may be, take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent or impede the Company Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(e)            take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to cause Parent to fail to qualify as a REIT (provided that in no event shall Parent be required to change its practices, classifications or Tax positions as of the date hereof as a result of this clause (e) absent changes in applicable Law); or

(f)            authorize or enter into any Contract or arrangement to do any of the actions described in Section 5.2(a) through Section 5.2(e).

Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.2 shall prohibit any transactions between Parent and one or more of the Parent Subsidiaries or between any of the Parent Subsidiaries.

Nothing contained in this Agreement shall give the Company Parties, directly or indirectly, the right to control or direct the operations of the Parent Parties or any other Parent Subsidiary prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable. Prior to the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, Parent, Parent OP, and the other Parent Subsidiaries, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.3.             Access to Information.

(a)            During the Interim Period, for purposes of furthering the transactions contemplated hereby, the Company shall, and shall cause each Company Subsidiary to, (i) give the Parent Parties and their authorized Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary and (ii) permit such inspections as the Parent Parties and their Representatives may reasonably require and promptly furnish the Parent Parties and their Representatives with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as such party may reasonably request; provided that all such access shall be coordinated through the Company or its designated Representatives, in each case in a manner so as not to interfere in any material respect with the normal business operations of the Company or any Company Subsidiary and in accordance with such reasonable procedures as they may establish; provided, further, that notwithstanding anything to the contrary herein, neither Parent nor its affiliates shall conduct any environmental investigation at any Company Property or any other real property owned or operated by the Company involving sampling, testing, or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any Company Property or any other real property owned or operated by the Company; and provided, further, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would be reasonably likely to: (i) result in a risk of loss or waiver of attorney-client privilege, attorney work product or other legal privilege; (ii) violate any obligations of the Company or its Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any Contract to which such party or its Subsidiary is party; (iii) result in a competitor of the Company or its Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iv), including by using commercially reasonable efforts to obtain any required consent or waiver to the disclosure of information from any third party). Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above with respect to the provision of access to information or personnel by electronic means if, and to the extent, physical access would not be permitted under applicable Law. No investigation under this Section 5.3(a) or otherwise shall affect the representations, warranties, covenants or agreements of the Company Parties or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the rights or remedies available hereunder.

(b)            Each of the Parent Parties will hold and will cause their authorized Representatives to hold in confidence all documents and information concerning the Company Parties made available or provided to them or their Representatives by the Company Parties or their Representatives in connection with the Mergers and the other transactions contemplated by this Agreement pursuant to the terms of that certain Non-Disclosure Agreement entered into between the Company and Parent, dated November 9, 2025 (the “Confidentiality Agreement”); provided that, so long as this Agreement has not been terminated, Parent and its Representatives may disclose “Confidential Information” (as defined in the Confidentiality Agreement) that solely relates to the applicable Company Property subject to the confidentiality and use restrictions applicable to “Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement to potential purchasers (and their financing sources) of Company Properties or Company Subsidiaries that directly or indirectly own such Company Property with the Company’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

Section 5.4.            Preparation of the Form S-4, the Proxy Statement/Prospectus and the Consent Solicitation Statement.

(a)            As soon as reasonably practicable following the date of this Agreement, the Company and Parent shall jointly prepare and Parent shall cause to be filed with the SEC the Form S-4 with respect to the Parent Common Shares and Parent Preferred Shares (or depositary shares in respect thereof) issuable in the Company Merger, which will include the Proxy Statement/Prospectus. Each of the Company and Parent, as applicable, shall use its reasonable best efforts to (i) have the Proxy Statement/Prospectus cleared and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (ii) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and the Securities Act, (iii) mail or deliver the Proxy Statement/Prospectus to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective and (iv) keep the Form S-4 effective for so long as is necessary to complete the Mergers. Each of the Company and Parent shall furnish all information required to be disclosed in the Form S-4 and the Proxy Statement/Prospectus or as may reasonably be requested concerning itself, its affiliates and its shareholders to the other, including all information necessary for the preparation of pro forma or other financial statements, and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the Staff of the SEC or any request from the Staff of the SEC for amendments or supplements to the Form S-4 or the Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the Staff of the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the Staff of the SEC and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the Staff of the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the Staff of the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the Staff of the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the Staff of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares or Parent Preferred Shares issuable in connection with the Company Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)            As soon as reasonably practicable following the date of this Agreement, the Company shall prepare, with the cooperation and assistance of Parent, the Consent Solicitation Statement. The Company shall use its reasonable best efforts to mail or deliver the Consent Solicitation Statement to the holders of Partnership OP Units as promptly as practicable after the Form S-4 is declared effective. Parent shall furnish to the Company all information advisable to be disclosed in the Consent Solicitation Statement or as may reasonably be requested concerning itself, its affiliates and its shareholders, including all information necessary for the preparation of pro forma or other financial statements, and provide such other assistance as may be reasonably requested by the Company in connection with the preparation and distribution of the Consent Solicitation Statement. Notwithstanding the foregoing, prior to mailing or other distribution of the Consent Solicitation Statement (or any amendment or supplement thereto), the Company shall provide Parent a reasonable opportunity to review and comment on such document (including the proposed final version of such document) and shall consider in good faith Parent’s comments thereto.

(c)            The Parent Parties shall also take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, as may be applicable, and any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Shares, Parent Preferred Shares (or depositary shares in respect thereof), Parent OP Units and Parent OP Preferred Units in the Company Merger and the Partnership Merger, as the case may be, and the Company shall furnish all information concerning the Company Parties and the holders of Company Common Shares, Company Preferred Shares, Partnership OP Units and Partnership Preferred Units as may be reasonably requested in connection with any such actions.

(d)            If, at any time prior to the receipt of the Company Requisite Vote and the Partnership Requisite Vote, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4, the Proxy Statement/Prospectus or the Consent Solicitation Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 and/or the Proxy Statement/Prospectus and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement or any amendment or supplement to the Consent Solicitation Statement to the applicable securityholders of the Company and Parent. Nothing in this Section 5.4(d) shall limit the obligations of any party under Section 5.4(a).

Section 5.5.            Company Shareholders’ Meeting; Consent Solicitation.

(a)            The Company shall, as soon as reasonably practicable after the Proxy Statement/Prospectus is cleared and the Form S-4 becomes effective under the Securities Act, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Shares (the “Company Shareholders’ Meeting”), with a record date and meeting date to be selected after reasonable consultation with Parent, for the purpose of seeking the Company Requisite Vote. Promptly following the date of this Agreement (and thereafter, upon the reasonable request of Parent), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Shareholders’ Meeting that is twenty (20) Business Days after the date of such “broker search.” The Company Board shall recommend to holders of the Company Common Shares that they vote in favor of approval of the Mergers and the other transactions contemplated by this Agreement so that the Company may obtain the Company Requisite Vote (the “Company Recommendation”) and the Company shall use reasonable best efforts to solicit the Company Requisite Vote (including by soliciting proxies from the Company’s shareholders), except, in each case, if the Company Board shall have effected an Adverse Recommendation Change pursuant to Section 5.7. Unless this Agreement is terminated pursuant to Article VII, the Company shall not submit to the vote of its shareholders any Company Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders’ Meeting after consultation with Parent if either the Company or Parent reasonably determines that (A) adjournment or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the holders of Company Common Shares within a reasonable amount of time in advance of a vote on the Company Merger, (B) additional time is reasonably required to solicit proxies in favor of the approval of the Company Merger or to solicit written consents in favor of approval of the Mergers or (C) there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting; provided that, without the written consent of Parent, in no event shall the Company Shareholders’ Meeting (as so postponed or adjourned) be held on a date that is more than thirty (30) days after the date for which the Company Shareholders’ Meeting was most recently scheduled to be convened (other than if required by Law); provided, further, that, without the prior written consent of Parent, the Company may not postpone or adjourn the Company Shareholders’ Meeting on more than two (2) occasions and, without the prior written consent of the Company, Parent may not require the postponement or adjournment of the Company Shareholders’ Meeting on more than two (2) occasions. If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Shareholders’ Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto. Unless this Agreement shall have been terminated pursuant to Article VII, the obligations of the Company with respect to calling, giving notice of, convening and holding the Company Shareholders’ Meeting and mailing the Proxy Statement/Prospectus (and any amendment or supplement thereto that may be required by applicable Law) to the Company’s shareholders shall not be affected by an Adverse Recommendation Change.

(b)            The Company Parties shall take all actions necessary, proper or advisable in accordance with applicable Laws and the Certificate of Limited Partnership and the Partnership Agreement to obtain the Partnership Requisite Vote by written consent and solicit the Partnership Requisite Vote by the date that is no later than the Company Shareholders’ Meeting, except if the Company Board shall have effected an Adverse Recommendation Change pursuant to Section 5.7. The Company shall deliver to Parent copies of any written unitholder consents received by the Company as contemplated by this Section 5.5(b). Unless this Agreement shall have been terminated in accordance with Article VII, the obligations of the Company Parties for mailing or otherwise distributing the Consent Solicitation Statement (and any amendment or supplement thereto that may be required by applicable Law) to the holders of Partnership OP Units shall not be affected by an Adverse Recommendation Change.

Section 5.6.            Appropriate Action; Consents; Filings.

(a)            Each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Mergers; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of (and provide copies of) any substantive communications to or from any Governmental Entity and keep the other parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the Mergers or other transactions contemplated by this Agreement. Each party hereto will have the right to review in advance, and each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with, any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(b)            Subject to the terms and conditions of this Agreement, each party hereto shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the Mergers as promptly as practicable and to cause to be satisfied all conditions precedent to its obligations under this Agreement, including, to the extent consistent with the foregoing, (i) preparing and filing as promptly as practicable, with the objective of being in a position to consummate the Mergers as promptly as practicable following the date of the Company Shareholders’ Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances (including the expiration or termination of applicable waiting periods) necessary or advisable to be obtained from any Governmental Entity or any other Person in connection with the transactions contemplated by this Agreement, including any that are required to be obtained under any applicable federal, state or local Law, (ii) contesting, litigating and defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”), including to avoid the entry of, resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in each case that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Mergers, and (iii) effecting all necessary or advisable registrations and other filings required under the Exchange Act or any other federal, state or local Law relating to the Mergers. Parent, Merger Sub I, Merger Sub II, the Company and the Partnership each shall promptly obtain and furnish the other (A) the information which may be reasonably required in order to make all necessary or advisable applications, notices, petitions and filings with any Governmental Entity and (B) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate. Any information or materials provided to the other parties pursuant to this Section 5.6 may be provided on an “outside counsel only” basis, if appropriate, and that information or materials may also be redacted as necessary to (1) remove references concerning the valuation of the Company and the Partnership or other competitively sensitive materials, (2) comply with contractual arrangements and obligations or (3) address reasonable attorney-client or other privilege or confidentiality concerns.

(c)            Between the date of this Agreement and the earlier of the Partnership Merger Effective Time and the termination of this Agreement in accordance with Section 7.1 hereof, none of the Parent Parties shall, and the Parent Parties shall not permit any of their Subsidiaries to, take or agree to take any action, including acquiring or agreeing to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, any Person or portion thereof, or otherwise acquiring or agreeing to acquire or make any investment in any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, or investment would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby or (iii) materially delay the consummation of the transactions contemplated hereby.

(d)            Each party shall keep the other parties reasonably informed regarding any Transaction Litigation. Each party shall, as promptly as reasonably practicable, advise the other parties in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit the other parties and their Representatives to participate in (but in the case Transaction Litigation in which a party or its officers or directors is not named as a defendant, such party may not control) the defense, negotiations or settlement of, any Transaction Litigation, and the parties shall give consideration to the other party’s advice with respect to such Transaction Litigation. Neither Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries or Representatives to, compromise or settle any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

(e)            Each of the Company and Parent shall (i) take all action necessary so that no Takeover Statute is or becomes applicable to the Parent Parties, this Agreement, the Mergers or any of the other transactions contemplated hereby and (ii) if any Takeover Statute becomes applicable to the Parent Parties, this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on the Parent Parties, this Agreement, the Mergers and the other transactions contemplated hereby. Nothing in this Section 5.6(e) shall be construed to permit the Parent Parties to do any act that would constitute a violation or breach of, or as a waiver of any of the Company Parties’ rights under, any other provision of this Agreement.

(f)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(g)            After the Closing Date, Parent shall (i) timely (taking into account applicable extensions) prepare and file (or cause to be prepared and filed) the IRS Form 1065 and associated IRS Schedule K-1s and any corresponding state and local Tax Returns of the Partnership with respect to the taxable year ending on the date of the Partnership Merger Effective Time and (ii) provide any information or reports to former holders of Partnership Units relating to the Partnership required to be provided under applicable Law. Each of the foregoing actions shall be conducted in a manner consistent in all material respects with the past practice of the Company and the Company Subsidiaries and with Section 1.8 hereof, except as required by applicable Law or this Agreement. In connection with the Closing, the Partnership shall, and Parent shall cause the Partnership to, make an election under Section 754 of the Code in respect of the Partnership’s taxable year ending on the date of the Partnership Merger Effective Time. The obligations of the Partnership, Parent, the Surviving Company and the Surviving Partnership under this Section 5.6(g) shall survive the Closing and the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect any holder of Partnership OP Units immediately prior to the Partnership Merger without the consent of such holder.

Section 5.7.            Solicitation; Acquisition Proposals; Adverse Recommendation Change.

(a)            Following the execution of this Agreement, the Company agrees that it shall, and shall cause each of the Company Subsidiaries and its and their officers, directors and trustees to, and shall direct its and their other Representatives to, (i) promptly cease and cause to be terminated any solicitations, discussions, negotiations or communications with any Person that may be ongoing and that constitute or could reasonably be expected to lead to, result in or constitute any Company Acquisition Proposal, (ii) as promptly as reasonably practicable (and in any event within two (2) Business Days) terminate all physical and electronic data room access previously granted to any Person (other than the Parent Parties or their Representatives), (iii) as promptly as reasonably practicable (and in any event within two (2) Business Days) request the return or destruction of any non-public information relating to the Company or the Company Subsidiaries theretofore provided to any Person (other than the Parent Parties or their Representatives) with whom a confidentiality agreement with respect to a Company Acquisition Proposal or any other proposal, inquiry or offer that constitutes or could reasonably be expected to lead to, result in or constitute a Company Acquisition Proposal was entered into at any time within the two (2) years preceding the date of this Agreement. Except as expressly permitted by this Section 5.7, during the Interim Period, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their officers, directors and trustees not to, and shall not authorize and shall direct its and their other Representatives, not to, directly or indirectly through another Person, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer, request or proposal that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (collectively, an “Inquiry”), (B) engage in any discussions, communications or negotiations regarding, or furnish to any third party any non-public information in connection with or in furtherance of any Company Acquisition Proposal or Inquiry, (C) approve or recommend a Company Acquisition Proposal, (D) other than an Acceptable Confidentiality Agreement, enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or requiring the Company or the Partnership to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing referred to in this clause (D), other than an Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b)            Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company and the Company Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement that did not result from a material breach of this Section 5.7, (i) correspond with such third party making such written Company Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (ii) inform such third party that has made a Company Acquisition Proposal of the provisions of this Section 5.7(b), (iii) furnish non-public information to such third party (and such third party’s Representatives, including potential financing sources) making such Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on customary terms no more favorable in any material respect to such Person than the Confidentiality Agreement, it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions (such confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent, be provided to Parent as promptly as practicable after providing it to such third party (and in any event within twenty-four (24) hours thereafter)), and (iv) engage in, enter into or otherwise participate in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (iii) and (iv), the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties of the trustees of the Company under applicable Law and, after consultation with outside legal counsel and financial advisors, such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. Any action by any Subsidiary of the Company or any Representative of the Company or a Company Subsidiary (with respect to any such Representative, acting on the Company’s or a Company Subsidiary’s behalf or at the direction of the Company or a Company Subsidiary) that would constitute a breach of this Section 5.7 if taken by the Company, shall constitute a breach by the Company.

(c)            The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Company Acquisition Proposal or any request for non-public information regarding the Company or any Company Subsidiary by any third party that informs the Company that it is considering making, or has made, a Company Acquisition Proposal, or any other Inquiry from any Person seeking to have discussions or negotiations with the Company regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal or Inquiry and indicate the material terms and conditions of any Company Acquisition Proposal or Inquiry, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposal or Inquiry and any proposed offer letters, letters of intent, term sheets, or other agreements related thereto). The Company shall also promptly (and in any event within twenty-four (24) hours) notify Parent, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides non-public information to any Person in each case in accordance with Section 5.7(b), notify Parent of any change to the financial terms or other material terms and conditions of any Company Acquisition Proposal and otherwise keep Parent reasonably informed of the status and material terms of any Company Acquisition Proposal on a reasonably current basis, including by providing a copy of all written proposals, offers, or drafts of proposed agreements. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(d)            Except as permitted by this Section 5.7(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to Parent (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to Parent), the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (iv) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement, (v) fail to recommend against any Company Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (vi) if a Company Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of Company Common Shares, fail to issue a press release or other public communication that reaffirms the Company Recommendation within ten (10) Business Days after Parent so requests in writing (any of the actions described in clauses (i), (ii), (iii), (v) or (vi) of this Section 5.7(d), an “Adverse Recommendation Change”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company Board may (A) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties of the trustees of the Company under applicable Law or (B) if the Company has not breached this Section 5.7 in any material respects, effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.1(c)(i) if the Company Board has received an unsolicited written bona fide Company Acquisition Proposal that the Company Board has determined, in good faith after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties of the trustees of the Company under applicable Law, after having complied in all material respects with, and giving effect to all of the adjustments which may be offered by Parent pursuant to, Section 5.7, and such Company Acquisition Proposal is not withdrawn.

(e)            The Company Board shall only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.1(c)(i) as permitted under Section 5.7(d) if (i) the Company has provided a prior written notice (a “Notice of Change of Recommendation”) to Parent that the Company intends to take such action, identifying any Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or Intervening Event that is the basis of such action, as applicable, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute an Adverse Recommendation Change); (ii) during the four (4) Business Day period following Parent’s receipt of the Notice of Change of Recommendation and ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day (a “Notice of Change Period”), the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, the need to make such Adverse Recommendation Change is obviated; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation or otherwise, (A) that, after consultation with outside legal counsel and financial advisors, the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal and that, after consultation with outside legal counsel, the failure to take such action would reasonably be expected to be inconsistent with the duties of the trustees of the Company under applicable Law, or (B) in the case of an Intervening Event, that, after consultation with outside legal counsel, the failure of the Company Board to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the duties of the trustees of the Company under applicable Law. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Change of Recommendation, and the Company shall be required to comply again with the requirements of this Section 5.7(e); provided, however, that the Notice of Change Period shall be reduced to three (3) Business Days following receipt by Parent of any such new Notice of Change of Recommendation and ending at 11:59 p.m. (New York City time) on such third (3rd) Business Day.

(f)            Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company that is required by applicable Law or if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be inconsistent with the duties of the trustees of the Company under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute an Adverse Recommendation Change); provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the shareholders of the Company tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 5.7(d).

(g)            The Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend, fail to enforce or modify any provision of any standstill agreement to which the Company is a party or similar agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof), except (A) to the extent that the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such actions would reasonably be expected to be inconsistent with the duties of the trustees of the Company under applicable Law or (B) to allow the applicable party to make a non-public Company Acquisition Proposal to the Company Board. Other than in connection with the consummation of the Mergers or the other transactions contemplated by this Agreement, the Company and the Company Board shall not take any actions to exempt any Person from the “Common Share Ownership Limit” or “Aggregate Share Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter, unless such actions are taken concurrently with the termination of this Agreement in compliance with Section 7.1(c)(i).

Section 5.8.            Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Mergers and shall not issue any such press release or make any such public statement without the prior written consent of the other party; provided, however, that a party may, without the prior consent of the other party, (a) issue such press release or make such public statement as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has provided the other party with an opportunity to review and comment (and the parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement and (b) make any public statements with respect to this Agreement or the Mergers that are consistent with those in the Proxy Statement/Prospectus, the Consent Solicitation Statement or in previous press releases or public statements made by the Company or Parent in compliance with this Section 5.8; provided, further, that no such consultation or consent shall be required with respect to any release, communication, announcement or public statement in connection with a Company Acquisition Proposal or an Adverse Recommendation Change made in accordance with this Agreement or from and after an Adverse Recommendation Change made in accordance with this Agreement.

Section 5.9.            Directors’ and Officers’ Indemnification.

(a)            From and after the Company Merger Effective Time, the Surviving Company and the Surviving Partnership shall, and Parent shall cause the Surviving Company and the Surviving Partnership to, to the fullest extent permitted by applicable Law and the organizational documents of the applicable entity, indemnify, defend and hold harmless each current or former trustee, director or officer of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred, whether as a party, witness or otherwise, in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of actions or omissions occurring at or prior to the Company Merger Effective Time (and whether asserted or claimed prior to, at or after the Company Merger Effective Time), including in connection with the consideration, negotiation and approval of this Agreement, by reason of such person’s service as a trustee, director or officer of the Company or any Company Subsidiary or service at the request of the Company or such Company Subsidiary as a trustee, director, officer, employee or agent of another Person, including payment on behalf of or advancement to the Indemnified Party of any expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement to the fullest extent authorized under the organizational documents of the Company or any Company Subsidiary (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Company Merger Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.9; provided that neither Parent, the Surviving Company nor the Surviving Partnership shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification has been sought by such Indemnified Party hereunder, unless such settlement, compromise or consent relates only to monetary damages for which the Surviving Company or the Surviving Partnership is entirely responsible or includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed). In the event of any such costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement (whether or not asserted before the Company Merger Effective Time), the Surviving Company or the Surviving Partnership, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly, and in any event within ten (10) days, after statements therefor are received by the Surviving Company or the Surviving Partnership, as applicable, and otherwise advance to such Indemnified Party upon request, reimbursement of documented out-of-pocket expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law, but any such Indemnified Party shall not be required to post any bond or other security). No Indemnified Party shall be liable to Parent, the Surviving Company or the Surviving Partnership for any settlement effected without his or her prior express written consent.

(b)            Parent shall cause the Surviving Company and the Surviving Partnership to maintain the Company’s officers’ and directors’ liability insurance policies in effect on the date hereof (the “D&O Insurance”) for a period of not less than six (6) years after the Closing Date; provided that the Surviving Company and the Surviving Partnership may substitute therefor policies of at least the same coverage and amounts with reputable and financially sound carriers containing terms no less advantageous to such former trustees, directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the Company Merger Effective Time; provided, further, that in no event shall Parent, the Surviving Company or the Surviving Partnership be required to pay annual premiums in the aggregate of more than an amount equal to 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Company and the Surviving Partnership shall (and Parent shall cause the Surviving Company and the Surviving Partnership to) procure and maintain for such six-year period the most advantageous policies as can be reasonably obtained for the Maximum Amount. In lieu of the foregoing, prior to the Company Merger Effective Time, the Company shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a pre-paid six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the provisos above in this Section 5.9(b), and such “tail” policy or policies shall satisfy the provisions of this Section 5.9(b). In the event the Company purchases such a “tail” policy, the Surviving Company and the Surviving Partnership shall (and Parent shall cause the Surviving Company and the Surviving Partnership to) maintain such ‘tail policy’ in full force and effect and continue to honor their respective obligations thereunder.

(c)            The obligations of Parent, the Surviving Company and the Surviving Partnership under this Section 5.9 shall survive the Closing and the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.9 applies (it being expressly agreed that the Indemnified Parties to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of this Section 5.9) without the consent of the Indemnified Party (including the successors, assigns and heirs of such Indemnified Party) affected thereby. In the event that the Surviving Company, and the Surviving Partnership or any of its or their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Company or the Surviving Partnership, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Company and/or the Surviving Partnership, as applicable, shall assume the obligations set forth in this Section 5.9.

(d)            For a period of not less than six (6) years from the Company Merger Effective Time, the provisions in the Surviving Company’s organizational documents with respect to indemnification, advancement of expenses and exculpation of the Indemnified Parties shall be no less favorable to such Indemnified Parties than such provisions contained in the Company Charter and the Company Bylaws and similar organizational documents of the Company Subsidiaries in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Company Merger Effective Time in any material manner that would adversely affect in any material respects the rights thereunder, taken as an aggregate, of any such individuals. The contractual indemnification rights set forth in Section 5.9(d) of the Company Disclosure Letter in existence on the date of this Agreement with any of the current or former trustees, directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company and the Surviving Partnership without any further action and shall continue in full force and effect in accordance with their terms following the Company Merger Effective Time.

(e)            The provisions of this Section 5.9 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.9, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10.          Employee Matters.

(a)            From and after the Company Merger Effective Time, for the period ending on the first anniversary of the Company Merger Effective Time (or, if shorter, during any applicable period of employment), Parent shall provide or cause its Subsidiaries, including the Surviving Company and the Surviving Partnership, to provide to each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Company Merger Effective Time and who continues employment with Parent or its Subsidiaries (including, the Surviving Company or any Subsidiary of the Surviving Company) following the Company Merger Effective Time (each, a “Company Employee”) (i) (A) in the case of each Company Employee who is a corporate employee, a base salary or wage rate, as applicable, that is no less favorable than the base salary or wage rate in effect with respect to such Company Employee immediately prior to the Company Merger Effective Time or (B) in the case of each Company Employee who is a field employee, a base salary or wage rate, as applicable, that is no less favorable than the base salary or wage rate provided to similarly situated employees of Parent and its subsidiaries, (ii) with respect to each Company Employee who is a corporate employee, a target annual cash bonus opportunity that is no less favorable than the annual cash bonus opportunity provided to such Company Employee immediately prior to the Company Merger Effective Time, (iii) with respect to each Company Employee who is a corporate employee, a target equity-based compensation opportunity that is substantially comparable to the target equity-based compensation opportunity provided to such Company Employee immediately prior to the Company Merger Effective Time (if any), (iv) severance benefits that are no less favorable than the severance benefits in effect with respect to such Company Employee immediately prior to the Company Merger Effective Time pursuant to the applicable Company Employee Benefit Plan listed in Section 5.10(a) of the Company Disclosure Letter, and (v) other compensation and benefits (including paid-time off and health insurance but excluding retention, severance, deferred compensation, and change in control compensation) that are substantially comparable, in the aggregate, to either (A) the other compensation and benefits (subject to the same exclusions) provided to such Company Employee immediately prior to the Company Merger Effective Time or (B) the other compensation and benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries, as determined by Parent in its discretion.

(b)            With respect to each benefit plan, program, policy or arrangement maintained by Parent or its Subsidiaries, including the Surviving Company and the Surviving Partnership, following the Closing and in which any of the Company Employees participate (each, a “Parent Plan”), and except to the extent necessary to avoid duplication of benefits, service with the Company or any Company Subsidiary and the predecessor of any of them shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Company and the Surviving Partnership, for purposes of determining eligibility to participate, vesting (if applicable) and entitlement to benefits including any paid time off and severance plans (but not for accrual of or entitlement to pension benefits, post-employment welfare benefits, special or early retirement programs, window separation programs, closed or frozen plans, or similar plans which may be in effect from time to time), to the extent such service was recognized by the Company or any Company Subsidiary as of the date hereof. Parent shall take all necessary actions so that each Company Employee shall after the Company Merger Effective Time continue to be credited with the unused paid time off credited to such Company Employee through the Company Merger Effective Time under the applicable paid time off policies of the Company or any Company Subsidiaries (subject to the same forfeiture conditions and accrual limits as applicable prior to the Company Merger Effective Time), provided that use of such unused paid time off will be governed by the applicable Parent policy as in effect from time to time.

(c)            Parent shall, or shall cause its Subsidiaries, including the Surviving Company and the Surviving Partnership, as the case may be, to, use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions, actively at work requirements, waiting periods or any other restriction that would prevent immediate or full participation under the health and welfare plans of Parent or any of its Subsidiaries applicable to such Company Employee with respect to participation and coverage requirements applicable to all Company Employees and their dependents under any Parent Plan that is a welfare plan that such Company Employees may be eligible to participate in after the Closing Date, other than limitations, exclusions, actively at work requirements, waiting periods or other restrictions that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any Company Employee Benefit Plan, (ii) waive any and all evidence of insurability requirements with respect to such Company Employees to the extent such evidence of insurability requirements were not applicable to the Company Employees under the comparable Company Employee Benefit Plans immediately prior to the Closing, and (iii) provide each such Company Employee and his or her dependents with full credit for any co-payments and deductibles satisfied prior to the Closing Date for the plan year within which the Company Merger Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements, and for any lifetime maximums, under any welfare plans that such employees are eligible to participate in after the Closing Date.

(d)            On and after the Closing Date, Parent shall cause the Surviving Company and the Surviving Partnership to honor all Company Employee Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the Company Merger Effective Time (subject to any rights to terminate, amend or modify such Company Employee Benefit Plans and compensation arrangements and agreements in accordance with their terms).

(e)            If the Company Merger Effective Time occurs prior to the time that payments are made pursuant to the Company’s annual cash bonus plan for the fiscal year commencing January 1, 2026 (“FY 2026”), then Parent will pay each bonus-eligible Company Employee (with eligibility determined as of immediately prior to the Company Merger Effective Time) a prorated FY 2026 annual bonus based on target performance, with proration based on the number of days elapsed between the first (1st) day of FY26 and the Company Merger Effective Time out of the total number of days in FY 2026, in the following circumstances: (i) promptly following the date that is ninety (90) days after the Company Merger Effective Time, subject to the Company Employee’s continued employment through such date or (ii) promptly following such Continuing Employee’s termination of employment by Parent without cause (as defined in the applicable severance arrangement covering such Company Employee) prior to the date that is ninety (90) days after the Company Merger Effective Time, which payment will be contingent on such Company Employee’s execution and nonrevocation of a release of claims in favor of Parent and its affiliates.

(f)            Without limiting the generality of Section 8.6, no provision of this Section 5.10, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including any Company Employee and any dependent or beneficiary thereof) other than the parties hereto and their respective successors and assigns, (ii) shall constitute an amendment of, or an undertaking to amend, any Company Employee Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or any of its Subsidiaries or (iii) is intended to prevent Parent or any of its Subsidiaries from amending or terminating any Company Employee Benefit Plan in accordance with its terms or terminating the employment of any Company Employee.

Section 5.11.          Dividends and Distributions.

(a)            From and after the date of this Agreement until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Section 7.1, none of Parent or the Company shall make, declare or set aside any dividend or other distribution to its respective shareholders without the prior written consent of Parent (in the case of the Company Parties) or the Company (in the case of the Parent Parties); provided, however, that the written consent of the other party shall not be required (but written notice shall be given) for (i) in the case of the Company, subject to the terms of this Section 5.11(a), (w) the authorization and payment of regular quarterly distributions at a rate not in excess of $0.57 per share, per quarter, (x) the regular distributions that are required to be made in respect of the Partnership OP Units in accordance with the terms of the Partnership Agreement and in respect of each DownREIT interest set forth on Section 5.11(a) of the Company Disclosure Letter as required by the organizational documents of such DownREIT, in each case, equal in timing and amount to the Partnership’s distribution with respect to the Partnership OP Units, (y) the declaration and payment by the Company of dividends pursuant to the terms of the Company Preferred Shares and by the Partnership of distributions pursuant to the terms of the Partnership Preferred Units and (z) dividends and distributions that are required to be made pursuant to the terms of the Company Equity Awards and (ii) in the case of Parent, subject to the terms of this Section 5.11(a), (w) the authorization and payment of regular quarterly distributions on Parent Common Shares at a rate not in excess of $3.00 per share, per quarter, (x) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on Parent Common Shares in accordance with the terms of the Parent OP Agreement, (y) the declaration and payment by Parent of dividends pursuant to the terms of the Parent Preferred Shares and (z) dividends and distributions that are required to be made pursuant to the terms of Parent equity awards; provided, further, that (A) it is agreed that the parties shall take such actions as are necessary to ensure that if either the holders of Company Common Shares or the holders of Parent Common Shares receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Shares and the holders of Parent Common Shares, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Shares and the holders of Parent Common Shares receiving dividends covering the same periods prior to the Closing Date and (B) the parties will cooperate such that, and the Company and the Partnership will ensure that, any such quarterly dividend or distribution (or dividends or distributions) by the Company (and the Partnership) will have the same record date and the same payment date as Parent’s in order to ensure that the shareholders of the Company and Parent (and the limited partners of the Partnership and of Parent OP) receive the same number of such dividends and distributions between January 1, 2026 and the Partnership Merger Effective Time.

(b)            The Company may declare and pay a cash dividend on the Company Common Shares up to an amount per Company Common Share equal to the Pro Rata Dividend Amount to be paid to holders of record as of the close of business on the Business Day immediately preceding the Closing Date and payable on the Closing Date immediately prior to the Company Merger Effective Time to the applicable holders of record of the underlying security as of such record date and the DownREITs set forth on Section 5.11(a) of the Company Disclosure Letter may declare and pay a corresponding distribution as required by the organizational documents of such DownREIT, in each case, equal in timing and amount to the Partnership’s distribution with respect to the Partnership OP Units. The Partnership may declare and pay a cash distribution on the Partnership OP Units, in each case, up to an amount per Partnership OP Unit equal to the Pro Rata Dividend Amount to be paid to holders of record as of the close of business on the Business Day immediately preceding the Closing Date and payable on the Closing Date immediately prior to the Partnership Merger Effective Time to the applicable holders of record of the underlying security as of such record date. The “Pro Rata Dividend Amount” shall equal an amount per Company Common Share and per Partnership OP Unit equal to (A) $0.0016 multiplied by (B) the number of calendar days elapsed from and including the first day of the calendar quarter in which the Closing Date occurs until (but not including) the Closing Date; provided that if a regular quarterly cash dividend with a record date in such quarter has been declared or paid by the Company during such calendar quarter, then the Pro Rata Dividend Amount shall equal $0.

(c)            If the Company or any Company Subsidiary, in consultation with Parent, determines that it is necessary to declare a Permitted REIT Dividend with respect to the taxable year of the Company ended December 31, 2025 and/or with respect to the taxable year of the Company ending on the Closing Date, the Company shall notify Parent at least twenty (20) days prior to the anticipated Closing Date. Notwithstanding anything to the contrary contained herein, in the event the Company declares a Permitted REIT Dividend, then, at Parent’s option, either (i) the Exchange Ratio shall be reduced by an amount equal to the product of (x) the Exchange Ratio prior to such adjustment multiplied by (y) the quotient obtained by dividing (A) the per share amount of such Permitted REIT Dividend by (B) $41.6808 or (ii) Parent shall be permitted to declare a cash dividend to holders of Parent Common Shares, in an amount per share equal to the quotient obtained by dividing (x) the Permitted REIT Dividend declared by the Company with respect to each Company Common Share by (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 5.11(c) (A) in respect of the taxable year of the Company ending December 31, 2025 shall be a date in 2026 mutually selected by the Company and Parent and (B) in respect of the taxable year of the Company ending on the Closing Date shall be the close of business on the last Business Day prior to the Closing Date.

(d)            If Parent or any Parent Subsidiary, in consultation with the Company, determines that it is necessary to declare a Permitted REIT Dividend with respect to the taxable year of Parent ending December 31, 2025 and/or with respect to the taxable year of Parent that includes the Closing Date, Parent shall notify the Company at least twenty (20) days prior to the anticipated Closing Date. Parent shall be permitted to effect such Permitted REIT Dividend at its option as a dividend of cash, Parent Common Shares or a combination of cash and Parent Common Shares; provided that any dividend of Parent Common Shares shall result in an adjustment to the Exchange Ratio as set forth in Section 2.1(c). Notwithstanding anything to the contrary contained herein, in the event Parent declares a Permitted REIT Dividend, then, at Parent’s option, either (i) the Exchange Ratio shall be increased by an amount equal to the product of (x) the Exchange Ratio prior to such adjustment multiplied by (y) the quotient obtained by dividing (A) the per share cash amount of such Permitted REIT Dividend by (B) $297.72 or (ii) the Company shall be permitted to declare a cash dividend to holders of Company Common Shares, in an amount per share equal to the product of (x) the cash amount of the Permitted REIT Dividend declared by Parent with respect to each Parent Common Share and (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 5.11(d) (A) in respect of the taxable year of Parent ending on December 31, 2025 shall be a date in 2026 selected by Parent and (B) in respect of the taxable year of Parent that includes the Closing Date shall be the close of business on the last Business Day prior to the Closing Date.

(e)            In the event that a dividend or distribution permitted under the terms of this Agreement with respect to the Company Common Shares, Company Preferred Shares, Partnership Units, or equity interests in the other Company Subsidiaries has a record date prior to the Company Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of Company Common Shares, Company Preferred Shares, Partnership Units, or equity interests in the other Company Subsidiaries immediately prior to the Company Merger Effective Time or Partnership Merger Effective Time, as applicable.

Section 5.12.          Rule 16b-3 Matters. Prior to the Company Merger Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13.          Certain Tax Matters.

(a)            Each of Parent and the Company shall use their respective reasonable best efforts to cause the Company Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 6.3(f) and Parent shall have received the opinion of counsel referred to in Section 6.2(f), all parties hereto shall treat the Company Merger as a “reorganization” within the meaning of Section 368(a) of the Code and no party hereto shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(b)            The Partnership shall use its reasonable best efforts to obtain and deliver to Parent prior to the Partnership Merger Effective Time a duly executed certificate IRS Form W-9, from each holder of Partnership OP Units that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code); provided, however, that in the event that any IRS Form W-9 is not delivered to Parent prior to the Partnership Merger Effective Time, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

(c)            The Company shall reasonably cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any Company Subsidiary that is a REIT) for the Company’s Final REIT Year and for the corresponding taxable years of any Company Subsidiary that is a REIT, including by providing Parent information supporting amounts distributed and the calculation of the amount required to be distributed pursuant to Section 857(a) of the Code. The Company and Parent shall cooperate to cause each TRS controlled by the Company as of the date hereof to jointly elect with Parent to be treated as a TRS of Parent, effective as of the date of the Company Merger Effective Time.

(d)            Parent OP, as the continuing partnership, shall adopt the “traditional method” as set forth in Treasury Regulations Section 1.704-3 (and any analogous provision of state or local income Tax Law) with respect to any variation between the adjusted Tax basis and fair market value, as of the Partnership Merger Effective Time, of any of the assets of the Partnership deemed contributed to such continuing partnership for United States federal income tax purposes.

(e)            Notwithstanding any other provision of this Agreement, unless this Agreement has been terminated pursuant to Section 7.1, Parent will not be required to reimburse Company expenses or indemnify Company losses under this Agreement to the extent such reimbursement or indemnification payment could cause the Company to lose its status as a REIT for the taxable year of the Company beginning January 1, 2026; provided, for the avoidance of doubt, that Parent’s obligation to reimburse or indemnify the Company for items subject to this Section 5.13(e) shall survive any such termination pursuant to Section 7.1.

Section 5.14.         Delisting; Deregistration. Prior to the Closing, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the delisting of the Company Common Shares and Company Preferred Shares from the NYSE and the deregistration of Company Common Shares and Company Preferred Shares under the Exchange Act as promptly as practicable after the Closing. If the Surviving Company may be required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, the Company shall use its reasonable best efforts to file such quarterly or annual report prior to the Closing.

Section 5.15.         Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer or stamp, recording, registration and any similar Taxes and fees (including any penalties, interest, fines, charges or other additions thereto) that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Partnership Merger Effective Time, the Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares, Company Preferred Shares or Partnership Units, all Transfer Taxes for which the Parent Parties are required to pay under applicable Law.

Section 5.16.         Tax Certificate of Officers.

(a)            Tax Certificates of Officer of the Company. The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel described in Section 6.2(e) and Section 6.3(f), (ii) use its reasonable best efforts to obtain or cause to be provided opinions of counsel consistent with the opinions of counsel referred to in Section 6.2(e) and Section 6.3(f), but dated as of the effective date of the Form S-4 and satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to each of Company Tax Counsel and Parent Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable each of Parent Tax Counsel and Company Tax Counsel to render the opinions described in Section 6.2(f) and Section 6.3(f), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and (iv) deliver to each of Company REIT Counsel and Parent REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company, containing representations of the Company as shall be reasonably necessary or appropriate to enable each of Company REIT Counsel and Parent REIT Counsel to render the opinion described in Section 6.2(e) and Section 6.3(e), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(b)            Tax Certificates of Officer of Parent. Parent shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions of counsel described in Section 6.2(f) and Section 6.3(e), (ii) use its reasonable best efforts to obtain or cause to be provided opinions of counsel consistent with the opinions of counsel referred to in Section 6.2(f) and Section 6.3(e), but dated as of the effective date of the Form S-4 and satisfying the requirements of Item 601 of Regulation S-K under the Securities Act, to the extent required for the Form S-4 to be declared effective by the SEC, (iii) deliver to each of Parent Tax Counsel and Company Tax Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable each of Company Tax Counsel and Parent Tax Counsel to render the opinions described in Section 6.3(f) and Section 6.2(f), respectively, on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and (iv) deliver to Parent REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Parent REIT Counsel to render the opinion described in Section 6.3(e) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

Section 5.17.          Financing and Financing Cooperation.

(a)            On or prior to the Closing, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain, or cause its Subsidiaries, as applicable, to obtain, funds sufficient to fund the Financing Amounts by the Closing, including using reasonable best efforts to (i) enforce its rights under the Commitment Letters and (ii) in the event that all conditions in the Commitment Letters have been satisfied, cause the lenders and other Persons providing the Financing to fund on the Closing Date the Financing. In addition, at or prior to the Closing, Parent shall make, or cause to be made, one or more mezzanine loans or other forms of indebtedness to the Dropdown JV and/or one or more of its Subsidiaries on terms (including interest rate and maturity) consistent with the terms set forth in the Dropdown JV Commitment Letter and Section 5.17(a) of the Parent Disclosure Letter (the “Permitted Mezzanine Financing”). In furtherance and not in limitation of the foregoing, Parent undertakes not to agree to (i) any amendment, replacement, supplement or modification to, or any waiver of any provision under, without the prior written consent of the Company, to the Commitment Letters or the definitive written agreements with respect to the Financing or the Permitted Mezzanine Financing (the “Definitive Agreements”) that (w) would reduce the amount of the Financing or the Permitted Mezzanine Financing provided thereunder to an amount less than the Financing Amounts, (x) would impose new or additional conditions or otherwise adversely amend or modify any of the conditions to the funding of the Financing under the Commitment Letters or the Permitted Mezzanine Financing or the Definitive Agreements, (y) would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby or otherwise make the timely funding of the Financing or the Permitted Mezzanine Financing or satisfaction of the conditions to obtaining the Financing on or prior to the Closing less likely to occur, or (z) would reasonably be expected to materially impede the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified; provided that Parent may, without the Company’s prior written consent amend, replace, supplement or otherwise modify the Commitment Letters solely to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Commitment Letters as of the date of this Agreement, or (ii) the termination of the Commitment Letters to the extent doing so would reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated hereby. During the Interim Period, Parent shall (A) upon reasonable request provide the Company updates about the preparation of, and any materially adverse event relating to, the Financing or the Permitted Mezzanine Financing, and (B) promptly inform the Company after becoming aware of any circumstance or event which would reasonably be expected to prevent or materially impede or delay Parent or the Dropdown JV’s ability to obtain funds sufficient to fund the Financing Amounts or the Permitted Mezzanine Financing by the Closing.

(b)            In the event any portion of the Dropdown JV Financing becomes unavailable on the terms and conditions contemplated in the Dropdown JV Commitment Letter for any reason (i) Parent shall promptly notify the Company in writing and (ii) the Parent Parties shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to arrange to obtain alternative financing from alternative sources (the “Alternative Financing”) in an amount, when taken together with cash and other sources of liquidity available to Parent, that is not less than the Financing Amount, as promptly as practicable following the occurrence of such event, which would not reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement.

(c)            Upon any amendment, replacement, supplement or modification of or to the Commitment Letters or the Definitive Agreements made in compliance with this Section 5.17, Parent shall provide a copy thereof to the Company (except that provisions related to fees, pricing, “market flex” (other than any structure flex) and other customary economic terms may be redacted in a customary manner) and the term “Commitment Letters” shall mean the Commitment Letters as so amended, replaced, supplemented or modified, including any Alternative Financing, and the term “Financing” and “Dropdown JV Financing” shall be deemed to include any Alternative Financing. Notwithstanding the foregoing, compliance by Parent with this Section 5.17 shall not relieve any Parent Party of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available and each of the Parent Parties acknowledges that this Agreement and the transactions contemplated hereby are not contingent on the Parent Parties’ ability to obtain the Financing or any specific term with respect to such financings.

(d)            During the Interim Period, the Company shall, and shall cause each of the Company Subsidiaries to, and shall cause its and their Representatives to, use commercially reasonable efforts to provide all cooperation reasonably requested by Parent in connection with the Financing, the Permitted Mezzanine Financing or any other financing arrangements to be effective after the Closing (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of the Company Debt Agreements and the arrangement, incurrence and issuance of any new financings) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including, without limitation to:

(i)              as promptly as reasonably practicable, timely furnish to Parent and the Financing Parties the Required Information and such other information relating to the Company and the Company Subsidiaries customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing or otherwise in connection with the marketing or placement of the Financing;

(ii)             cooperate with the marketing efforts of Parent and the Financing Parties, including using commercially reasonable efforts to participate in a reasonable number of requested meetings with the parties acting as lead underwriters, arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Company’s and any of the Company Subsidiaries’ senior management and Representatives, presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing;

(iii)            provide customary authorization letters and management representation letters in connection with the Financing upon reasonable request by Parent;

(iv)            use commercially reasonable efforts to cause the Company’s and any of the Company Subsidiaries’ independent accountants, as reasonably requested, to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company and its Subsidiaries in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” (including drafts thereof) necessary and reasonably requested by Parent in connection with any capital markets transaction comprising a part of the Financing (which such accountants would be prepared to issue at the time of pricing and at closing of any offering or placement of the Financing), in each case, on customary terms and consistent with their customary practice) and to participate in reasonable and customary due diligence sessions;

(v)             (x) facilitate and assist with the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee documentation, mortgage documents, collateral documents and other applicable loan documents) related to the Financing, and (y) to the extent requested by the Financing Parties at least ten (10) Business Days prior to the Closing Date, provide to the Financing Parties at least three (3) Business Days prior to the Closing Date all customary and reasonable documentation and other information under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, or consistent with commercial real estate balance sheet transactions;

(vi)            to the extent reasonably requested by Parent, obtain subordination, non-disturbance and attornment agreements and/or estoppel certificates from tenants, ground lessors, ground lessees, counterparties to PILOT agreements, reciprocal easement agreements, declarations, and/or other similar agreements, and boards or other applicable governing bodies, in each case, in form and substance reasonably satisfactory to any Financing Party in connection with the Dropdown JV Financing;

(vii)           provide all rent roll, tenant, lessee and other information reasonably requested by Parent in respect of the Company or any of the Company Subsidiaries or any of their respective properties in connection with the Dropdown JV Financing and promptly notify Parent if any information provided to Parent is found to be untrue in any respect;

(viii)          cooperate with customary appraisals and environmental site assessments and property condition assessments, provide on-site access for surveys, cooperate in any restructurings required by the Dropdown JV Financing and provide all other cooperation requested by Parent regarding the Company or any of the Company Subsidiaries, any of their respective properties and any of the holders of Partnership OP Units to facilitate the Dropdown JV Financing, including the provision of all information and taking of any actions required to satisfy the conditions set forth in the Dropdown JV Commitment Letter and comply with covenants or other agreements set forth therein; and

(ix)             timely take all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to Closing in respect of the foregoing and delivering all notices, officer’s certificates and legal opinions required to be delivered in connection thereof; provided that any arrangements, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into or delivered pursuant to this Section 5.17(d) shall be effective at or immediately prior to the Company Merger Effective Time (other than any customary authorization and management representation letters, notices or other documents required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Company Merger Effective Time).

(e)            Nothing in this Section 5.17 shall require the Company or any Company Subsidiary to: (i) incur any liability in connection with any of the activities contemplated by this Section 5.17 (other than (x) in connection with the execution of officer’s certificates, legal opinions, customary authorization letters and management representation letters and prepayment and redemption notices or (y) as may be indemnified by Parent); (ii) take any action that would unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary in any material respect; (iii) require the Company or its Subsidiaries to prepare pro forma financial statements; (iv) provide such cooperation to the extent it would cause any condition to Closing set forth in Article VI to fail to be satisfied, or otherwise cause any breach of this Agreement; (v) take any action that will conflict with or violate its respective organizational documents or any applicable Laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any contract to which the Company or any Company Subsidiary is a party; (vi) prepare separate financial statements for any Company Subsidiary or change any fiscal period; or (vii) enter into any document, agreement or other instrument that will be effective prior to the Closing (other than any officer’s certificate, legal opinion, authorization letter or management representation letter or notice of prepayment or redemption). No personal liability shall be imposed on any officers, directors or other Representatives of the Company in connection with the cooperation provided or other action taken by the Company or any Company Subsidiary pursuant to this Section 5.17.

(f)            Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to third parties by the Company or any Company Subsidiary in connection with the cooperation provided or other action taken by Company or any Company Subsidiary pursuant to this Section 5.17 and indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, trustees and directors from and against any and all Losses suffered or incurred by them in connection with any such cooperation, any information utilized in connection therewith or other action taken by the Company or any Company Subsidiary pursuant to this Section 5.17; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from (i) the gross negligence, willful misconduct, fraud or bad faith by the Company or any Company Subsidiary or, in each case, their respective Representatives or (ii) any information provided to Parent in writing by the Company or any Company Subsidiary for inclusion in any materials relating to the financing contemplated by this Section 5.17.

(g)            All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent shall be permitted to disclose such information to any third party financing sources or prospective third party financing sources and other financial institutions and investors and to their respective counsel and auditors subject to customary confidentiality arrangements, for use by any of them of such information in connection with providing the financing contemplated by this Section 5.17 in connection with the Mergers.

(h)            The Company will use its reasonable best efforts, and will cause each of the Company Subsidiaries to use its respective reasonable best efforts, to update any Required Information provided to Parent and the Financing Parties as may be necessary so that such Required Information meets the applicable requirements set forth in the definition of “Required Information,” such Required Information does not, taken as a whole, contain any untrue statement of a material fact regarding the Company and the Company Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information not misleading, such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities to the extent applicable hereto, and the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under customary practices for offerings of registered debt securities. The Company will promptly notify Parent if any of the Required Information or any other information provided pursuant to this Section 5.17 is found to have contained any untrue statement of a material fact or to have omitted to state a material fact necessary in order to make the statements contained therein not materially misleading.

(i)            The Financing shall be undertaken in a manner such that any new liabilities incurred by the Partnership prior to the Partnership Merger Effective Time shall be treated as refinancings of existing Partnership liabilities pursuant to Treasury Regulation Section 1.707-5(c) so as to be treated as qualified liabilities under Treasury Regulation Section 1.707-5 and/or Treasury Regulation Section 1.707-6. The parties hereto agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local income tax purposes unless otherwise required by a final “determination” as defined in Section 1313 of the Code (or any corresponding or similar provision of state or local Law). Parent shall use commercial reasonable efforts to ensure that Partnership liabilities allocated to holders of Partnership Units other than the Company, and new debt that refinances such Partnership liabilities, shall not cease to be allocated to such holders of Partnership Units (for example, as a result of becoming treated as recourse liabilities of the Company within the meaning of Treasury Regulations Section 1.752-1(a)(1)) through the Partnership Merger Effective Time, except to the extent any such liabilities are repaid or treated as assumed by the Dropdown JV prior to the Partnership Merger Effective Time.

(j)            Anything to the contrary in this Agreement notwithstanding, (i) the parties acknowledge and agree that the provisions contained in this Section 5.17 represent the sole obligation of the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing transaction with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligation and (ii) the consummation of any financing transaction by this Section 5.17 is not a condition to any party’s obligation to consummate the Mergers.

Section 5.18.          Treatment of Certain Indebtedness. The Company shall, and shall cause each of the Company Subsidiaries to, timely deliver all notices and take other actions required to facilitate (i) the termination on the Closing Date of commitments under the Company Credit Facilities and repayment in full on the Closing Date of all obligations thereunder and (ii) prepayment and/or redemption on the Closing Date of the Company Private Placement Notes, which in the case of this clause (ii) shall include the delivery in respect of each series of Company Private Placement Notes in accordance with the terms thereof of (x) a prepayment notice not less than ten (10) days in advance of the Closing Date and (y) a certificate specifying amounts due not less than two (2) Business Days in advance of the Closing Date, including, in each case, the release on the Closing Date of any Liens and guarantees in connection therewith. The Company shall, and shall cause each of the Company Subsidiaries to furnish to Parent, no later than five (5) Business Days prior to the Closing Date, a customary payoff letter with respect to each Company Credit Facility (each, a “Payoff Letter”) in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which Indebtedness under each Company Credit Facility is owed, or the applicable agent, trustee or other representative on behalf of all such Persons, each of which Payoff Letters shall (x) indicate the total amount required to be paid under the applicable Company Credit Facility to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness and other obligations as of the Closing Date (each such amount, a “Payoff Amount”), (y) state that all obligations as of the Closing Date (including guarantees and Liens) in respect thereof shall, substantially concurrently with the receipt of such Payoff Amount on the Closing Date by the Persons holding such Indebtedness or other obligations, be released and terminated, or arrangements satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit thereunder and (z) include all documents, registrations, filings and other documents and instruments necessary or customary to effect or evidence the release of all such Liens.

Section 5.19.          Certain Required Consents.

(a)            Parent acknowledges that consents and/or waivers with respect to the Mergers may be required from certain lenders, loan servicers or other creditor counterparties (each, a “Credit Counterparty”) under loans, notes, mortgages or other debt instruments of the Company or any Company Subsidiary, but specifically excluding the Company Private Placement Notes and the Company Credit Facilities, or of any joint venture, partnership, limited liability company or other strategic alliance of the Company or any Company Subsidiary or to which the Company or any Company Subsidiary is a party (the “Loan Consents”) or from joint venture or similar partners under joint venture or partnership or similar documents of the Company or any of its Subsidiaries or to which the Company or any Company Subsidiary is a party (the “JV Consents” and, together with the Loan Consents, the “Required Consents”) in connection with the transactions contemplated by this Agreement, which Required Consents shall include those set forth on Section 5.19 of the Company Disclosure Letter and shall only be effective as of the Company Merger Effective Time. The Company shall, and shall cause its Representatives to, use commercially reasonable efforts to obtain, pursuant to and in accordance with the reasonable instructions of Parent, each of the Required Consents as promptly as reasonably practicable after the date of this Agreement (and, without limiting the generality of the foregoing, in the case of any JV Consents, to the extent the cooperation of the joint venture entity or joint venture partner is required, using commercially reasonable efforts to cause such joint venture entity or joint venture partner to cooperate with respect thereto). Parent shall cooperate and assist the Company in connection with soliciting and obtaining the Required Consents, including the preparation and delivery of any information relating to Parent or any of its Subsidiaries required under the applicable loan or joint venture documents and as may be reasonably requested by any such joint venture partner or Credit Counterparty. The Company shall keep Parent reasonably apprised of the content and status of any material communications with, and material communications from, any joint venture partner or Credit Counterparty with respect to the Required Consents. Without limiting the foregoing, (i) the Company shall give Parent no less than five (5) Business Days to review and comment on all materials or documents with respect to the Required Consents and any comments proposed by Parent shall be considered in good faith by the Company, and (ii) neither the Company nor any of its Representatives shall engage or participate in any material meeting, communication or discussion with any Credit Counterparty with respect to the Loan Consents and/or joint venture partner with respect to the JV Consents without providing Representatives of Parent the reasonable opportunity to participate. The Company shall pay all reasonable out-of-pocket consent and/or assumption fees and expenses requested to be paid by Parent, including, if requested by Parent, reasonable out-of-pocket legal fees for joint venture partners or Credit Counterparty (to the extent such fees and expenses are payable pursuant to the applicable joint venture or loan document), incurred in connection with seeking the Required Consents but excluding the fees of counsel to Parent; provided that Parent shall, upon request by the Company, promptly reimburse to the Company any such fees and expenses to be paid by the Company pursuant to this sentence.

(b)            With respect to the Loan Consents, without the prior consent of Parent: (i) neither the Company nor its Representatives on its behalf shall agree to amend, modify, supplement or waive the terms and conditions of the outstanding indebtedness or guarantees thereof in order to (x) change any of the parties subject to the obligations of such indebtedness or guarantees of the Company or its Subsidiaries (other than as a result of the Mergers), (y) change any term relating to pricing or redemption or (z) increase any recourse obligations of a Subsidiary or the guarantor or replacement guarantor following the Closing, and (ii) neither the Company nor its Subsidiaries shall make any principal payments (other than those which are regularly scheduled or required at maturity) or financial or other covenant modifications or establish any reserves, cash sweep requirements or cash traps in connection with obtaining the Loan Consents. With respect to any JV Consents, without the prior consent of Parent: (i) neither the Company nor its Representatives on its behalf shall agree to amend, modify, supplement or waive the terms and conditions of the applicable joint venture documents (except as permitted in Section 5.1), and (ii) neither the Company nor its Subsidiaries shall make any payments (other than those which are regularly scheduled or required) to any joint venture partner.

(c)            If requested by Parent, the Company shall, and shall cause each of the Company Subsidiaries to, use commercially reasonable efforts to as promptly as reasonably practicable prepay or defease the applicable financing (other than, for the avoidance of doubt, the Dropdown JV Financing) and replace such financing with new financing on terms reasonably acceptable to Parent; provided that any such (i) prepayment, defeasement, or replacement of existing financing shall be subject to receipt of any requisite approvals or consents and (ii) new financing shall only become effective upon the Closing. The Company shall keep Parent apprised of the content and status of any communications with, and communications from, any potential financing sources with respect to any such replacement financing. Without limiting the foregoing, (i) the Company shall give Parent a reasonable opportunity to review and comment on all materials or documents with respect to any such replacement financing and any comments proposed by Parent shall be considered in good faith by the Company, and (ii) neither the Company nor any of its Representatives shall engage or participate in any material meeting, communication or discussion with any potential financing source with respect to any such replacement financing without providing Representatives of Parent the reasonable opportunity to participate. In addition, if any Loan Consent is not obtained prior to the date that is forty-five (45) days after the date hereof, Parent shall provide or cause to be provided, effective upon the Closing, replacement financing to the applicable Company Subsidiary or joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary in respect of the loan, note, mortgage or other debt instrument in respect of which such Loan Consent has not been obtained. Any replacement financing provided by Parent shall be in an amount sufficient for the Company Subsidiary or joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary to prepay or defease (as elected by Parent in its sole discretion) such original indebtedness. The Company shall, and shall cause its Subsidiaries and shall use commercially reasonable efforts to cause any applicable joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary to, cooperate with Parent in all respects necessary to enable Parent to provide such replacement financing and/or to evaluate whether it shall elect to provide such replacement financing and to consummate such replacement financing. Parent shall indemnify the Company and the Company Subsidiaries for any and all Losses suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising from the actions contemplated by this Section 5.19(c); provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from the gross negligence, willful misconduct, fraud, or bad faith by the Company or any Company Subsidiary or, in each case, their respective Representatives.

Section 5.20.         Other Transactions. During the Interim Period and to the extent consistent with applicable Laws, the Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) identify certain assets that Parent may desire to be purchased by one or more Parent Subsidiaries or the affiliates of the Parent Parties from one or more Company Subsidiaries as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Parent Subsidiaries, (b) identify certain assets that Parent may desire to be purchased by one or more Company Subsidiaries from one or more Parent Subsidiaries or the affiliates of the Parent Parties as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Company Subsidiaries, (c) cause such purchases or sales referred to in the foregoing clauses (a) and (b) to be completed pursuant to such terms as may be designated by Parent and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code, (d) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited liability companies (or, if any such Company Subsidiary is organized as a limited liability company, make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes) and one or more Company Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (e) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more Company Subsidiaries at a price and on such other terms as designated by Parent, (f) exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any contract to which the Company or a Company Subsidiary is a party and (g) sell or cause to be sold any of the assets and properties of the Company or one or more Company Subsidiaries at a price and on such other terms as designated by Parent (any action or transaction described in clause (c) through (g), a “Parent-Approved Transaction”); provided that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries existing as of the date hereof, (B) any Contract entered into prior to the date hereof to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound, or (C) applicable Law, (ii) any such conversions, effective times of terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto, shall (A) be contingent upon all of the conditions set forth in Article VI having been satisfied (or, with respect to Section 6.2, waived) and receipt by the Company of a written notice from Parent to such effect the Parent Parties are prepared to proceed immediately with the Closing and (B) with respect to the transactions described in clauses (d), (e), (f) and (g), not occur prior to the Closing (it being understood that in any event the transactions described in clauses (a), (b) and (c) will be deemed to have occurred prior to the Closing, provided that if the Closing does not occur, the parties shall take all action necessary to reverse or otherwise not consummate any such transactions, without any liability to the Company or any Company Subsidiary), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Company Share Merger Consideration, the Fractional Share Consideration, the Company Preferred Share Consideration, the Partnership Unit Merger Consideration, the Partnership Preferred Unit Consideration or any payments to the holders of Company Equity Awards and Partnership LTIP Units contemplated by this Agreement, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), (v) neither the Company nor any Company Subsidiary shall be required to take any such action that could result in adverse consequences to the Company Parties or any holders of Company Common Shares, Company Preferred Shares, Partnership OP Units, Partnership LTIP Units, Partnership Preferred Units, or any holder of interests in the Dropdown JV (including any Taxes being imposed on such Persons) or Company Equity Awards, including any action that could result in any United States federal, state or local income Tax being imposed on, or adverse Tax consequences to, any holder of Partnership OP Units other than the Company or any Company Subsidiary or any equity holders in the Company (in such Person’s capacity as an equity holder) and (vi) neither the Company nor any of the Company Subsidiaries shall be required to (A) enter into any contract, or make any undertaking, that would not by its terms terminate upon a termination of this Agreement, with no continuing obligation or liability for the Company or any Company Subsidiary, (B) consent to, or enter into any contract providing for, the consummation of any sale or other disposition of any assets or properties prior to the Closing Date, (C) pay any fee or incur any liability, other than reasonable out-of-pocket-expenses or reasonable security deposits that are advanced or promptly reimbursed by the Parent Parties in accordance with this Section 5.20 or (D) take any action that would materially delay the Closing, including any adverse effect on the ability of the Company Parties and the Parent Parties to satisfy all conditions precedent to their respective obligations under this Agreement and to otherwise consummate the Mergers, or cause a breach of this Agreement. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 5.20. The Company shall not be deemed to have made an Adverse Recommendation Change or entered into or agreed to enter into an Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The Parent Parties shall, upon request by the Company, advance to the Company for all reasonable out-of-pocket costs or security deposits incurred by the Company and its Subsidiaries at Parent’s direction in connection with any actions taken by the Company and the Company Subsidiaries in accordance with this Section 5.20; provided that the Company shall promptly return to Parent any such amounts that are refunded to the Company or any Company Subsidiary. The consummation of any Parent-Approved Transaction shall not constitute consummation of a Company Acquisition Proposal for purposes of Section 7.3(b)(iii), nor shall any acquisition proposal made in respect of a Parent-Approved Transaction constitute a Company Acquisition Proposal for purposes of Section 7.3(b)(iii). Parent shall indemnify the Company and the Company Subsidiaries for any and all Losses suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising from a Parent-Approved Transaction (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall promptly reimburse the Company for any reasonable and documented out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with any Parent-Approved Transaction not previously reimbursed), other than any such Losses that result from the gross negligence, willful misconduct, fraud, or bad faith by the Company or any Company Subsidiary (or, in each case, their respective Representatives) or from their failure to comply with any instructions of Parent with respect to any such actions.

Article VI

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 6.1.           Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each party hereto to consummate the Mergers are subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by such party, to the extent permitted by applicable Law:

(a)           Company Requisite Vote. The Company shall have obtained the Company Requisite Vote.

(b)           Partnership Requisite Vote. The Partnership shall have obtained the Partnership Requisite Vote.

(c)           Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened by the SEC and not withdrawn.

(d)           No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order or other legal restraint or prohibition (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Mergers.

(e)           Listing. The Parent Common Shares and the Parent Preferred Shares to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2.           Conditions to the Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by Parent at or prior to the Closing Date:

(a)           Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii), (iii) and (iv) below, each of the representations and warranties of the Company Parties contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Company Material Adverse Effect” therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties contained in Section 3.2 (Company Capitalization), but solely to the extent that such representations and warranties relate to the Company, the Partnership or DownREIT, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date) except, in each case, for de minimis inaccuracies, (iii) the representations and warranties contained in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.3 (Authority) (other than the last sentence of Section 3.3(a)), Section 3.18 (Opinion of Financial Advisor), Section 3.19 (Takeover Statutes), Section 3.20 (Vote Required), Section 3.22 (Investment Company Act), and Section 3.23 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date) and (iv) the representations and warranties contained in the last sentence of Section 3.3(a) and Section 3.7(b)(3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date).

(b)           Performance and Obligations of the Company. Each of the Company Parties shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with at or prior to the Closing.

(c)           Absence of Material Adverse Change. Since the date of this Agreement, there shall not have occurred a change, event, state of facts or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect that is continuing.

(d)           Closing Certificate. Parent Parties shall have received a certificate, signed on behalf of the Company Parties by an executive officer of each of the Company Parties, dated as of the Closing Date, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b), and Section 6.2(c) are satisfied.

(e)           REIT Opinion. The Company shall have received a written tax opinion of Clifford Chance US LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company) (“Company REIT Counsel”), on which Parent shall also be entitled to rely, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, at all times since its taxable year ended December 31, 2015 and through the Closing Date, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representations contained in the officer’s certificate described in Section 5.16(a)(iv) and subject to customary exceptions, assumptions and qualifications, provided that Parent is given a reasonable opportunity to review such representations and finds them reasonably acceptable).

(f)            Section 368 Opinion. Parent shall have received a written tax opinion of Wachtell, Lipton, Rosen & Katz (or such other nationally recognized tax counsel as may be reasonably acceptable to Parent and the Company) (“Parent Tax Counsel”), dated the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, Parent Tax Counsel may require and rely upon the Company REIT opinion described in Section 6.2(e) and the Parent REIT opinion described in Section 6.3(e) and representations contained in certificates of officers of Parent and the Company and delivered pursuant to Section 5.16(a)(iii) and Section 5.16(b)(iii).

(g)           Dropdown JV. (i) Prior to the Company Merger, the Dropdown JV shall have been formed and (ii) prior to the Partnership Merger, (A) each Special Redemption shall have been consummated and (B) the number of Redemption Units shall be equal to the JV Interest Amount.

Section 6.3.           Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company at or prior to the Closing Date:

(a)           Representations and Warranties. (i) Except for the representations and warranties referred to in clauses (ii) and (iii) below, each of the representations and warranties of the Parent Parties contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Parent Material Adverse Effect” therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties contained in Section 4.2 (Parent Capitalization), but solely to the extent that such representations and warranties relate to Parent or the Parent OP, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date) except, in each case, for de minimis inaccuracies, (iii) the representations and warranties contained in Section 4.9 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date).

(b)           Performance and Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with at or prior to the Closing.

(c)           Absence of Material Adverse Change. Since the date of this Agreement, there shall not have occurred a change, event, state of facts or development that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect that is continuing.

(d)           Closing Certificate. The Company Parties shall have received a certificate, signed on behalf of the Parent Parties by an executive officer of each of the Parent Parties, dated as of the Closing Date, certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied.

(e)           REIT Opinion. Parent shall have received a written tax opinion of Hogan Lovells US LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company) (“Parent REIT Counsel”), dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, at all times since its taxable year ended December 31, 2022 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of organization and operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year that includes the Closing Date and thereafter (which opinion shall be based upon the representations contained in the officer’s certificate described in Section 5.16(a)(iv) and Section 5.16(b)(iv) and subject to customary exceptions, assumptions and qualifications, provided that the Company is given a reasonable opportunity to review such representations and finds them reasonably acceptable).

(f)           Section 368 Opinion. The Company shall have received a written tax opinion of Clifford Chance US LLP (or such other nationally recognized tax counsel as may be reasonably acceptable to Parent and the Company) (“Company Tax Counsel”), dated the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be subject to customary exceptions, assumptions and qualifications, and in rendering such opinion, Company Tax Counsel may require and rely upon Parent REIT opinion described in Section 6.3(e) and representations contained in certificates of officers of Parent and the Company delivered pursuant to Section 5.16(a)(iii) and Section 5.16(b)(iii).

Section 6.4.           Frustration of Closing Conditions. No party may rely, either as a basis for not consummating the Mergers or the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use reasonable best efforts to consummate the Mergers and the other transactions contemplated hereby.

Article VII
TERMINATION

Section 7.1.           Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, notwithstanding the receipt of the Company Requisite Vote or the Partnership Requisite Vote (except as otherwise provided below):

(a)           by the mutual written consent of Parent and the Company; or

(b)           by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if:

(i)           any Governmental Entity of competent authority shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company Parties, in the case of termination by the Company, or the Parent Parties, in the case of termination by Parent, in each case, to perform any of their respective obligations under this Agreement; or

(ii)          the Mergers shall not have been consummated on or before December 16, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to the Company, if the Company Parties, or to Parent, if the Parent Parties, as applicable, shall have breached in any material respect their respective obligations under this Agreement in any manner that shall have primarily caused or resulted in the failure to consummate the Mergers on or before such date; or

(iii)         the Company Requisite Vote shall not have been obtained at a duly held Company Shareholders’ Meeting convened therefor or any adjournment or postponement thereof at which the Company Merger is voted upon; or

(iv)         following the completion of the Company Shareholders’ Meeting, the Partnership Requisite Vote shall not have been obtained; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iv) unless the Company, in its capacity as the general partner of the Partnership, has taken all actions reasonably required under this Agreement and the Partnership Agreement and reasonably requested by Parent to seek such approval, including seeking the Initial Partnership Approval and, if applicable, the Company-Wide Partnership Approval; or

(c)           by written notice from the Company to Parent, if:

(i)           prior to obtaining the Company Requisite Vote, (i) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.7, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a material breach of Section 5.7, (ii) concurrently with termination of this Agreement, the Company, subject to Section 5.7, enters into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a material breach of Section 5.7 and (iii) prior to or concurrently with such termination, the Company shall have paid the Company Termination Fee in accordance with Section 7.3(b) (and such termination shall not be effective until the Company has paid such Company Termination Fee in accordance with Section 7.3(b)); or

(ii)          the Parent Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 6.3(a) or Section 6.3(b) would be incapable of being satisfied by the Outside Date or, if curable before the Outside Date, is not cured within thirty (30) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(ii); provided that neither of the Company Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(d)           by written notice from Parent to the Company, if:

(i)           the Company Parties shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 6.2(a) or Section 6.2(b) would be incapable of being satisfied by the Outside Date or, if curable before the Outside Date, is not cured within thirty (30) Business Days following the Parent’s delivery of written notice to Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i); provided that none of the Parent Parties shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect; or

(ii)          the Company Board shall have effected, or resolved to effect, an Adverse Recommendation Change.

Section 7.2.           Effect of the Termination. In the event of the valid termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parent Parties, the Company Parties or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except (a) as provided in the last sentence of Section 1.9, Section 5.3(b), Section 5.17(f), the last sentence of Section 5.19(a), the last sentence of Section 5.19(c), the last sentence of Section 5.20, this Section 7.2, Section 7.3 and Article VIII, (b) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms and (c) subject to Section 8.8, nothing herein shall relieve any party from any liability for any fraud or Willful Breach. The parties hereto acknowledge and agree that nothing in this Section 7.2 shall be deemed to affect their right to specific performance under Section 8.8.

Section 7.3.           Fees and Expenses.

(a)           Except as otherwise set forth in this Agreement, whether or not the Mergers are consummated, all expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the party incurring such expenses.

(b)           In the event that this Agreement is terminated:

(i)           by Parent pursuant to Section 7.1(d)(ii),

(ii)          by the Company pursuant to Section 7.1(c)(i), or

(iii)         (A) by the Company or Parent pursuant to Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(d)(i) and (B)(x) at any time after the date of this Agreement and prior to the termination of this Agreement, a Company Acquisition Proposal shall have been received by the Company or its Representatives or any Person shall have publicly proposed or publicly announced an intention to make a Company Acquisition Proposal (and, in the case of a termination pursuant to Section 7.1(b)(iii), such Company Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the Company Shareholders’ Meeting) and shall not have been withdrawn, in the case of a termination of this Agreement pursuant to Section 7.1(b)(iii), prior to the Company Shareholders’ Meeting or, in the case of termination of this Agreement pursuant to Section 7.1(d)(i), prior to the date of such termination and (y) within twelve (12) months following the date of termination referred to in this Section 7.3(b)(iii) the Company consummates a Company Acquisition Proposal or enters into a definitive agreement providing for the implementation of a Company Acquisition Proposal (with, for purposes of this clause (y), the references to “15%” in the definition of “Company Acquisition Proposal” being deemed to be references to “50%”), then the Company shall pay as directed by Parent the Company Termination Fee by wire transfer of same day funds to an account designated by Parent. Subject to the provisions of Section 7.4, the payment of the Company Termination Fee shall be made (1) in the case of a payment pursuant to Section 7.3(b)(i), within two (2) Business Days after the date of such termination by Parent, (2) in the case of a payment pursuant to Section 7.3(b)(ii), prior to or concurrently with such termination by the Company and (3) in the case of a payment pursuant to Section 7.3(b)(iii), within two (2) Business Days after the consummation of the transaction contemplated by the Company Acquisition Proposal referred to in clause (y). “Company Termination Fee” means Two Hundred and One Million Nine Hundred and Sixty-Six Thousand Dollars ($201,966,000.00).

(c)           The Company and Parent agree that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parent Parties in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision.

(d)           Each of the Company Parties and the Parent Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if the Company fails to pay all amounts due to the other party under this Section 7.3 on the dates specified, then the Company shall pay all costs and expenses (including legal fees and expenses) incurred by Parent in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Parent.

(e)           Notwithstanding anything to the contrary set forth in this Agreement and without limiting Parent’s, Merger Sub I’s or Merger Sub II’s right to specific performance in accordance with Section 8.8, the parties hereto agree that if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee pursuant to this Section 7.3, the payment of the Company Termination Fee (and any other amounts contemplated by Section 7.3, if any) will be the Parent Parties’ sole and exclusive monetary remedy against the Company Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Company Parties.

(f)           This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and, pursuant to, and in accordance with the terms of, the Confidentiality Agreement, the other parties thereto, and no other Parent Party or Company Party or any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing shall have any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement.

Section 7.4.           Payment of Termination Fee.

(a)           In the event that the Company is obligated to pay to Parent the Company Termination Fee, the Company shall pay to Parent from the Company Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Company Termination Fee and (ii) the sum of (A) the maximum amount that can be paid to such other party (or its designee) without causing such other party (or its designee) to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by such other party’s independent certified public accountants (taking into account any known or anticipated income of such other party which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event such other party receives either (1) a letter from such other party’s counsel indicating that such other party has received a ruling from the IRS described in Section 7.4(b)(ii) or (2) an opinion from such other party’s outside counsel as described in Section 7.4(b)(ii), an amount equal to the excess of the Company Termination Fee less the amount payable under clause (A) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Company Termination Fee, with an escrow agent selected by Parent (that is reasonably satisfactory to the Company) and on such terms (subject to Section 7.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Company Termination Fee pursuant to this Section 7.4(a) shall be made, at the time the Company is obligated to pay the other party such amount pursuant to Section 7.3 by wire transfer of immediately available funds.

(b)           The escrow agreement shall provide that the Company Termination Fee in escrow or any portion thereof shall not be released to Parent (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from such party’s independent certified public accountants or other outside tax advisors indicating the maximum amount that can be paid by the escrow agent to such party (or its designee) without causing such party (or its designee) to fail to meet the requirements of Section 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from such party’s accountants or other outside tax advisors revising that amount, in which case the escrow agent shall release such amount to such party (or its designee), or (ii) a letter from such party’s counsel indicating that such party received a ruling from the IRS holding that the receipt by such party (or its designee) of the Company Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code (or alternatively, indicating that such party’s outside counsel has rendered a legal opinion to the effect that the receipt by such party (or its designee) of the Company Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Company Termination Fee to such party (or its designee). The Company agrees to amend this Section 7.4(b) at the request of the other party in order to (x) maximize the portion of the Company Termination Fee that may be distributed to Parent (or its designee) hereunder without causing Parent (or its designee) to fail to meet the requirements of Section 856(c)(2) and (3) of the Code, (y) improve Parent’s chances of securing a favorable ruling described in this Section 7.4(b) or (z) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 7.4(b). The escrow agreement shall also provide that any portion of the Company Termination Fee that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 7.4; provided that the obligation on the Company to pay the unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Company. The Company shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

Article VIII
MISCELLANEOUS

Section 8.1.           Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, schedule or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive beyond the Company Merger Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Company Merger Effective Time (including the covenants and agreements in Section 5.9, Section 5.10, and this Article VIII).

Section 8.2.           Entire Agreement; Assignment.

(a)           This Agreement (including the exhibits, schedules and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

(b)           Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the parties hereto without the prior written consent of the other parties; provided, however, that prior to the mailing of the Proxy Statement/Prospectus to the Company’s shareholders, Parent may designate, by written notice to the Company, one or more wholly owned direct or indirect Subsidiaries to be a party to the Mergers in lieu of Merger Sub I and/or Merger Sub II, in which event all references herein to Merger Sub I and/or Merger Sub II shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub I and/or Merger Sub II as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or relieve any party hereto of any of its obligations hereunder. Any assignment in violation of this Section 8.2(b) shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 8.3.           Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally and (b) when received if (i) sent by email (without receipt of a delivery failure notice) or (ii) sent by prepaid overnight carrier (providing proof of delivery), to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)           if to the Parent Parties:

Public Storage

2811 Internet Boulevard

Frisco, Texas 75034

Attention:	Tom Boyle
Email:	[***]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Adam O. Emmerich
Meng Lu
Kyle M. Diamond
Email:	AOEmmerich@wlrk.com
MLu@wlrk.com
KMDiamond@wlrk.com

(b)           if to the Company Parties:

National Storage Affiliates Trust

8400 E Prentice Ave

Greenwood Village, Colorado 80111

Attention:	David G. Cramer
Email:	[***]

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP
Two Manhattan West

375 9th Avenue

New York, New York 10001

Attention:	Andrew Epstein
Chang-Do Gong
Robert Chung
Email:	andrew.epstein@cliffordchance.com
chang-do.gong@cliffordchance.com
robert.chung@cliffordchance.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 8.4.           Governing Law and Venue; Waiver of Jury Trial.

(a)           This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Maryland (other than with respect to issues relating to the Partnership Merger and the Dropdown JV that are required to be governed by the Laws of the State of Delaware), in each case without regard to its rules of conflict of laws that would result in the application of any laws other than those specified above.

(b)           Each of the parties hereto hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Circuit Court of Baltimore City, Maryland and/or the U.S. District Court for the District of Maryland, Northern Division (the “Chosen Courts”), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and shall be brought before, and determined by, only a Chosen Court with subject matter jurisdiction over such claim(s), action(s), suit(s) or proceeding(s), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not (except for a suit on the judgment as expressly permitted by Section 8.4(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Chosen Court. In any judicial proceeding in the courts of the State of Maryland, each of the parties further consents to the assignment of such proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof).

(c)           Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 8.3 and nothing in this Section 8.4 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(d)           Each party hereto agrees that a final judgment in any claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e)           EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.4(e).

Section 8.5.           Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, exhibit or schedule, such reference shall be to an Article or Section of, or an exhibit or schedule to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. Any references to any Contract in this Agreement are to such Contract as amended, modified, supplemented, restated or replaced from time to time. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America. All references to the “ordinary course of business” shall mean the “ordinary course of business consistent with past practice.”

Section 8.6.           Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 5.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein, other than (a) at and after the Company Merger Effective Time, with respect to the provisions of Section 5.9 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, and (b) at and after the Company Merger Effective Time, the rights of any Person who is expressly entitled to receive Merger Consideration, Partnership Unit Merger Consideration or any other payment, issuance of equity interests or other benefit pursuant to Article II or any other provision of this Agreement, in each case in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.10 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7.           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8.           Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages and without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereby agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason or to assert that a remedy of monetary damages would provide an adequate remedy for such breach. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.9.           Amendment. This Agreement may be amended by action taken by the Company, the Partnership, Parent, Parent OP, Merger Sub I and Merger Sub II at any time before or after approval of the Mergers by the Company Requisite Vote or the Partnership Requisite Vote, as applicable, but, after any such approval by the Company Requisite Vote or the Partnership Requisite Vote, no amendment shall be made which requires the approval of the shareholders of the Company or the limited partners of the Partnership, in each case, under applicable Law, the Company Charter, or the Partnership Agreement without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.

Section 8.10.         Extension; Waiver. At any time prior to the Closing Date, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any breaches or inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) subject to Section 8.9, waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, the Partnership, Parent, Parent OP, Merger Sub I or Merger Sub II in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.11.         Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.12.         Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Entities, arising out of or relating to, this Agreement or the Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including in any Commitment Letter or Definitive Agreement that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Entities in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Financing Entities shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled affiliates or Representatives relating to or arising out of this Agreement or the Financing (subject to the last sentence of this Section 8.12), and (e) agrees that the Financing Entities are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.12 and that this Section 8.12 may not be amended in a manner materially adverse to the Financing Entities without the written consent of the Financing Parties (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 8.12 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Party’s obligations to Parent under any Commitment Letter or Definitive Agreement or the rights of Parent and its Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 8.13.         Definitions.

(a)           The following terms shall have the meanings defined in the Section indicated:

Term	Section

Acceptable Confidentiality Agreement	5.7(b)
Action	3.10
Adverse Recommendation Change	5.7(d)
Agreement	Preamble
Alternative Acquisition Agreement	5.7(a)
Alternative Financing	5.17(b)
Amended Partnership Agreement	1.3(b)

Bankruptcy and Equity Exception	3.3(a)
Book-Entry Share	2.1(a)(ii)
Capitalization Date	3.2(a)
Certificate	2.1(a)(ii)
Certificate of Limited Partnership	1.3(b)
Chosen Courts	8.4(b)
Closing	1.6
Closing Date	1.6
Commitment Letters	4.19(b)
Company	Preamble
Company Articles of Merger	1.5(a)
Company Board	Recitals
Company Capital Shares	3.2(a)
Company Common Shares	3.2(a)
Company Disclosure Letter	Article III
Company Employee	5.10(a)
Company Employee Benefit Plan	3.11(a)
Company Financial Statements	3.5(a)
Company Intellectual Property	3.16(a)
Company Lease	3.14(a)
Company Material Contract	3.17(b)
Company Merger	Recitals
Company Merger Effective Time	1.5(a)
Company Parties	Preamble
Company Permits	3.9(a)
Company Preferred Share Consideration	2.1(a)(iv)(B)
Company Preferred Shares	3.2(a)
Company Properties	3.14(a)
Company Recommendation	5.5(a)
Company REIT Counsel	6.2(e)
Company Requisite Vote	3.20(a)
Company Restricted Share Award	2.1(c)(i)
Company SEC Documents	3.5(a)
Company Series A Preferred Shares	3.2(a)
Company Series B Preferred Shares	3.2(a)
Company Share Merger Consideration	2.1(a)(ii)
Company Shareholders’ Meeting	5.5(a)
Company Tax Counsel	6.3(f)
Company Termination Fee	7.3(b)
Company-Wide Partnership Approval	3.20(c)
Confidentiality Agreement	5.3(b)
Credit Counterparty	5.19(a)
D&O Insurance	5.9(b)
Definitive Agreements	5.17(a)
Dropdown JV	2.2(b)(i)
Dropdown JV Agreement	2.2(b)(i)
Dropdown JV Commitment Letter	4.19(b)
Dropdown JV Contribution	2.2(b)(i)

Dropdown JV Contribution Agreement	2.2(b)(i)
Dropdown JV Financing	4.19(b)
DRULPA	Recitals
DSOS	1.5(b)
Elected Holders	2.2(b)(ii)
Equity Interests	3.2(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	2.1(a)(ii)
Existing Loan Documents	3.17(b)(iii)
FCPA	3.9(c)
Final REIT Year	3.13(b)
Financing	4.19(b)
Financing Amount	4.19(i)
Financing Conditions	4.19(c)
Form S-4	3.4(b)
Fractional Share Consideration	2.1(a)(ii)
FY 2026	5.10(e)
GAAP	3.5(a)
Indemnified Liabilities	5.9(a)
Indemnified Parties	5.9(a)
Indemnified Party	5.9(a)
Initial Partnership Approval	3.20(b)
Inquiry	5.7(a)
Interim Period	5.1
IRS	3.11(c)
JV Consents	5.19(a)
Letter of Transmittal	2.3(d)(i)
Loan Consents	5.19(a)
Losses	1.9(c)
Malicious Code	3.16(f)
Maximum Amount	5.9(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
MLLCA	Recitals
MRL	Recitals
Multiemployer Plan	3.11(b)
New Parent OP Units	2.2(a)(iii)
Notice of Change of Recommendation	5.7(e)
Notice of Change Period	5.7(e)
Outside Date	7.1(b)(ii)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	4.1(e)
Parent Capital Shares	4.2(a)
Parent Charter	4.1(e)
Parent Commitment Letter	4.19(a)

Parent Common Shares	4.2(a)
Parent Disclosure Letter	Article IV
Parent Equity Shares	4.2(a)
Parent Financial Statements	4.5(a)
Parent Financing	4.19(a)
Parent OP	Preamble
Parent OP Preferred Units	2.2(c)(i)
Parent Parties	Preamble
Parent Plan	5.10(b)
Parent Preferred Share	4.2(a)
Parent REIT Counsel	6.3(e)
Parent SEC Documents	4.5(a)
Parent Share	4.2(a)
Parent Tax Counsel	6.2(f)
Parent-Approved Transaction	5.20
Partnership	Preamble
Partnership Agreement Amendment	Recitals
Partnership Merger	Recitals
Partnership Merger Certificate	1.5(b)
Partnership Merger Effective Time	1.5(b)
Partnership Preferred Unit Consideration	2.2(c)(ii)
Partnership Unit Merger Consideration	2.2(a)(iii)
Payoff Amount	5.18
Payoff Letter	5.18
Permit	3.9(a)
Permitted Mezzanine Financing	5.17(a)
Privacy Obligations	3.16(g)
Pro Rata Dividend Amount	5.11(b)
Proceeding	5.9(a)
Processing	3.16(g)
PSOC	Recitals
QRS	3.13(c)
Qualifying Income	7.4(a)
REIT	3.13(b)
Required Consents	5.19(a)
Sarbanes-Oxley Act	3.5(a)
SDAT	1.5(a)
Security Breach	3.16(h)
Special Redemption	2.2(b)(ii)
Special Redemption Materials	2.2(b)(ii)
Surviving Company	1.1(a)
Surviving Partnership	1.1(b)
Takeover Statutes	3.19
Transaction Litigation	5.6(b)
Transfer Taxes	5.15
TRS	3.13(c)
WARN	3.12(e)

(b)           In addition to the other terms defined throughout this Agreement, which are listed in Section 8.13(a), the following terms shall have the following meanings when used in this Agreement:

“affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all other material employee benefit plans or other material benefit arrangements or payroll practices including bonus plans, fringe benefits, executive compensation or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, deferred compensation arrangements, share purchase, severance pay, sick leave, vacation pay, salary continuation, hospitalization, medical benefits, life insurance, other welfare benefits, cafeteria, scholarship programs, directors’ benefit, bonus or other incentive compensation plans, programs, policies or agreements.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Acquisition Proposal” means any inquiry, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act), whether or not in writing, regarding any of the following (other than the Mergers and the other transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, business combination or other similar transaction involving the Company; (ii) any sale, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis), in a single transaction or series of related transactions; (iii) any issuance, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power of the Company; (iv) any tender offer or exchange offer for 15% or more of any class of security of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, as in effect on the date of this Agreement, together with any amendments or restatements thereof.

“Company Charter” means, collectively, the declaration of trust of the Company (as in effect on the date of this Agreement and as amended and supplemented from time to time) filed with the appropriate Governmental Entities of the State of Maryland that set forth the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Company’s capital shares of beneficial interest, including each series of Company Preferred Shares.

“Company Credit Facilities” means (i) that certain Credit Agreement dated as of December 21, 2018 (as amended by that certain First Amendment to Credit Agreement dated as of July 29, 2019, that certain Second Amendment to Credit Agreement dated as of January 14, 2021, that certain Third Amendment to Credit Agreement dated as of July 29, 2022, that certain Fourth Amendment to Credit Agreement dated as of January 3, 2023, that certain Fifth Amendment to Credit Agreement dated as of September 28, 2023 and that certain Sixth Amendment to Credit Agreement dated as of April 4, 2025), by and among the Company, as borrower, the lenders and other parties from time to time party hereto, and The Huntington National Bank, as administrative agent; (ii) that certain Credit Agreement dated as of April 24, 2019 (as amended by that certain First Amendment to Credit Agreement dated as of July 29, 2019, that certain Second Amendment to Credit Agreement dated as of January 14, 2021, that certain Third Amendment to Credit Agreement dated as of January 29, 2022, that certain Fourth Amendment to Credit Agreement dated as of January 3, 2023, that certain Fifth Amendment to Credit Agreement dated as of September 28, 2023 and that certain Sixth Amendment to Credit Agreement dated as of May 8, 2025), by and among the Company, as borrower, the lenders and other parties from time to time party hereto, and BMO Harris Bank N.A., as administrative agent; (iii) that certain Credit Agreement dated as of June 24, 2022 (as amended by that certain First Amendment to Credit Agreement dated as of July 29, 2022, that certain Second Amendment to Credit Agreement dated as of January 3, 2023, that certain Third Amendment to Credit Agreement dated as of September 28, 2023 and that certain Fourth Amendment to Credit Agreement dated as of April 24, 2025), by and among the Company, as borrower, the lenders and other parties from time to time party hereto, and Capital One, National Association, as administrative agent; and (iv) that certain Third Amended and Restated Credit Agreement dated as of January 3, 2023 (as amended by that certain First Amendment to Third Amended and Restated Credit Agreement dated as of September 28, 2023), by and among the Company, as borrower, the lenders and other parties from time to time party hereto, and KeyBank National Association, as administrative agent.

“Company Debt Agreements” means (i) the Company Credit Facilities; (ii) the Company Private Placement Notes; (iii) any loan or note secured by a lien or any mortgage of the Company or its Subsidiaries; and (iv) Indebtedness of any joint venture, partnership, limited liability company or other strategic alliance of the Company or any Company Subsidiary or to which the Company or any Company Subsidiary is a party.

“Company Equity Awards” means Company Restricted Share Awards, Partnership LTIP Units and any other awards granted pursuant to the Equity Plans.

“Company Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Company and the Company Subsidiaries, taken as a whole, other than changes, events, states of facts or developments to the extent arising out of or resulting from: (a) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on any relationships with customers, suppliers, vendors, lenders or other financing sources, business partners, employees or any other Person (provided that this clause (a) shall not apply to any inaccuracy in the representations and warranties set forth in Article III), (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States, or any change, event or development generally affecting the industry in which the Company and the Company Subsidiaries operate, (c) any change in the market price or trading volume of the equity securities of the Company (provided, however, that the exception in this clause (c) shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred), (d) the suspension of trading in securities generally on the NYSE, (e) any change after the date hereof in any applicable Law or GAAP or any interpretation of any of the foregoing, (f) any action expressly required to be taken by this Agreement (other than any action or failure to take any action pursuant to Section 5.1) or taken at the written request or with the written consent of Parent, (g) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (provided, however, that the exception in this clause (g) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Company Material Adverse Effect, from being taken into account in determining whether a Company Material Adverse Effect has occurred), (h) the commencement, occurrence, continuation or escalation of any war (whether or not declared), civil disobedience, sabotage, armed hostilities, military or para-military actions or acts of terrorism (including cyberattacks) in the United States or any other countries, (i) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, any national, international or regional calamity or any outbreak of illness, epidemic, pandemic or other public health event to the extent relating to, or arising out of, any outbreak of illness, epidemic, pandemic or other public health event or any material worsening of any of the foregoing; provided that (1) with respect to clauses (b), (d), (e), (h) and (i), such changes, events, state of facts or developments may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the United States in the industry in which the Company and the Company Subsidiaries operate and (2) if any change, event, state of facts or development has caused or is reasonably likely to cause the Company to fail to qualify as a REIT for federal Tax purposes, such event, development, change or occurrence shall be considered a Company Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

“Company Permitted Liens” means (a) statutory Liens for real estate Taxes and special assessments not yet due and payable or the amount or validity of which is being contested in good faith in the ordinary course of business and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (b) inchoate mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other inchoate Liens (i) arising in the ordinary course for amounts not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP) or (ii) arising in connection with construction in progress for amounts not yet due and payable, (c) Liens, easements, overlaps, encroachments and any matters disclosed on existing title policies or surveys, none of which, individually or in the aggregate, would have a material adverse effect on the use and operation of such property, (d) Liens securing Indebtedness for borrowed money existing as of the date hereof and disclosed to Parent, (e) as set forth on Section 8.13(b)(1) of the Company Disclosure Letter and (f) any other Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use, operation or value of the affected property.

“Company Private Placement Notes” means (i) that certain Note Purchase Agreement dated as of July 30, 2019 (as amended by that certain First Amendment to Note Purchase Agreement dated January 14, 2021), by and among the Company, the Partnership and the institutions named therein as purchasers of the Series A Senior Notes and Series B Senior Notes; (ii) that certain Note Purchase Agreement dated as of August 4, 2020 (as amended by that certain First Amendment to Note Purchase Agreement dated January 14, 2021), by and among the Company, the Partnership and the institutions named therein as purchasers of the Series C Senior Notes and Series D Senior Notes; (iii) that certain Note Purchase Agreement dated as of May 3, 2021, by and among the Company, the Partnership and the institutions named therein as purchasers of the Series E Senior Notes, Series F Senior Notes and Series G Senior Notes; (iv) that certain Note Purchase Agreement dated as of November 9, 2021, by and among the Company, the Partnership and the institutions named therein as purchasers of the Series H Senior Notes, Series I Senior Notes, Series J Senior Notes and Series K Senior Notes; (v) that certain Note Purchase Agreement dated as of August 30, 2022, by and among the Company, the Partnership and the institutions named therein as purchasers of the Series L Senior Notes; (vi) that certain Note Purchase Agreement dated as of April 27, 2023, by and among the Company, the Partnership and the institutions named therein as purchasers of the Series M Senior Notes; (vii) that certain Note Purchase Agreement dated as of October 5, 2023, by and among the Company, the Partnership and the institutions named therein as purchasers of the Series N Senior Notes, Series O Senior Notes, Series P Senior Notes and Series Q Senior Notes and (viii) that certain Note Purchase Agreement dated as of September 5, 2024, by and among the Company, the Partnership and the institutions named therein as purchasers of the Series R Senior Notes, Series S Senior Notes and Series T Senior Notes, in each case of the foregoing clauses (i) through (vii) as amended by that certain Omnibus Amendment to Note Purchase Agreements, dated August 21, 2024.

“Company Subsidiary” means any Subsidiary of the Company, including the Partnership and its Subsidiaries.

“Consent Solicitation Statement” means a consent solicitation statement with respect to the solicitation of consents from the holders of Partnership OP Units to obtain the Partnership Requisite Vote, which statement shall include the Special Redemption Materials.

“Contract” means any agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, in each case, written or oral.

“delivered,” “made available” or “provided,” or words of similar import, mean with respect to documents or information required to be provided by the Company or the Partnership to Parent, Merger Sub I or Merger Sub II, any documents or information (i) posted by the Company or any of its Representatives in the Company’s electronic data room, (ii) filed or furnished by the Company with, and available through the SEC’s Electronic Data Gathering and Retrieval System or (iii) otherwise made reasonably available by the Company or its Representatives to Parent, in each case at least one (1) Business Day prior to the execution and delivery of this Agreement.

“DownREITs” means GSC Mesquite, LP, Carlsbad Airport Self Storage, LP, GSC Indio Ltd., SAG Arcadia, LP, GSC Irvine/Main LP, Colton Plano, L.P., Colton CV, L.P., Colton Paramount, L.P., Colton Duarte, L.P., Mini I, Limited, Colton Encinitas, L.P., Colton Campus PT., L.P., Corona Universal Self Storage, Fontana Universal Self Storage, Universal Self Storage Hesperia LLC, Hesperia Universal Self Storage, Universal Self Storage Highland, Loma Linda Universal Self Storage, Universal Self Storage San Bernardino LLC, Upland Universal Self Storage, and SecurCare American Portfolio, LLC.

“Environmental Laws” means all Laws which (a) regulate or relate to (i) the pollution, protection of, or clean-up of the environment or natural resources, (ii) occupational safety and health (solely to the extent relating to exposure of any natural Person to Hazardous Materials), or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of any Hazardous Materials or (b) impose liability with respect to any of the foregoing.

“Equity Plans” means, collectively, (a) the Company’s equity incentive plan or plans pursuant to which equity-based awards in respect of Company Common Shares or Partnership LTIP Units are granted to directors, officers, employees and other service providers of the Company or any of its Subsidiaries, as in effect on the date hereof, and (b) the equity incentive arrangements of the Partnership set forth in the Partnership Agreement pursuant to which Partnership LTIP Units or other incentive Partnership Units may be issued, together with any award agreements, vesting agreements or similar agreements entered into thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any Company Subsidiary under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any Company Subsidiary for purposes of Code Section 414.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Entities” means the Financing Parties and their respective affiliates and their and their respective affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns.

“Financing Parties” means the entities that have committed to or commit to provide or have otherwise entered into or enter into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans in connection with the Financing; provided that no Parent Party shall be a Financing Party.

“Governmental Entity” means any nation or government, state, municipality, court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, body, commission, department, board, bureau, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable, flammable or explosive chemical or chemical compound, hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability or standards of care are imposed under any Environmental Laws, including petroleum (including crude oil or any fraction thereof and any petroleum product or byproduct), asbestos or asbestos containing materials, radon, radioactive materials and polychlorinated biphenyls, natural gas, synthetic gas and any mixtures thereof, PFAS, toxic mold, or urea formaldehyde foam insulation.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit to the extent such letters of credit have been drawn, (c) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees of another Person in respect of any items set forth in clauses (a) through (d), (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (c) and (g) any agreement to provide any of the foregoing. For the avoidance of doubt, “Indebtedness” shall not include any liability for Taxes and shall not include any Indebtedness from the Company to a wholly owned Company Subsidiary (or vice versa) or between wholly owned Company Subsidiaries.

“Intellectual Property” means all intellectual property rights arising in any jurisdiction of the world, including any of the following: (a) United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto, (b) United States, state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing, (c) United States and non-U.S. copyrights and mask works (as defined in 17 U.S.C. §901) and pending applications to register the same and (d) trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Intervening Event” means an event, fact, development, circumstance or occurrence that materially affects the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, after the date of this Agreement and that was not known and was not reasonably foreseeable to the Company or the Company Board as of the date hereof, and becomes known to the Company Board after the date of this Agreement; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Company Acquisition Proposal or any matter relating thereto or consequence thereof, and (ii) changes in the market price or trading volume of the Company Common Shares or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)) and (iii) any changes in applicable Law or GAAP.

“IT Asset” means all technology devices, computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, in each case, that are owned, used or held for use by the Company or any Company Subsidiaries, together with all data stored therein or processed thereby, and all associated documentation.

“know” or “knowledge” means (i) with respect to the Company, the actual knowledge of such persons listed in Section 8.13(b)(2) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of the persons listed in Section 8.13(b)(3) of the Parent Disclosure Letter.

“Law” means any national, supranational, federal, state, provincial, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law. A non-exclusive license of Intellectual Property shall not be deemed to be a Lien.

“Merger Consideration” means Company Share Merger Consideration or Partnership Unit Merger Consideration, as applicable.

“Merger Sub I Agreement” means the operating agreement of Merger Sub I, dated March 12, 2026, as amended.

“Merger Sub II Agreement” means the limited liability company agreement of Merger Sub II, dated March 12, 2026, as amended.

“MGCL” means the Maryland General Corporation Law.

“Non-Accredited Investor Unit” means any share of Partnership OP Unit (including any Partnership LTIP Units that were converted into Partnership OP Units pursuant to Section 2.1(c)(ii)), in each case issued and outstanding immediately prior to the Partnership Merger Effective Time and that is held by a Person who is not an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“NYSE” means the New York Stock Exchange.

“Parent Common Share Price” means the volume weighted average of the closing sale prices per Parent Common Share on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source mutually agreed by the parties hereto), on each of the ten (10) full consecutive trading days ending on and including the third (3rd) Business Day prior to the Closing Date.

“Parent Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of Parent and the Parent Subsidiaries, taken as a whole, other than changes, events, states of facts or developments to the extent arising out of or resulting from: (a) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on any relationships with customers, suppliers, vendors, lenders or other financing sources, business partners, employees or any other Person (provided that this clause (a) shall not apply to any inaccuracy in the representations and warranties set forth in Article IV), (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, or any changes therein, in the United States, or any change, event or development generally affecting the industry in which Parent and the Parent Subsidiaries operate, (c) any change in the market price or trading volume of the equity securities of Parent; provided, however, that the exception in this clause (c) shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Parent Material Adverse Effect, from being taken into account in determining whether a Parent Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the NYSE, (e) any change after the date hereof in any applicable Law or GAAP or any interpretation of any of the foregoing, (f) any action expressly required to be taken by this Agreement (other than any action or failure to take any action pursuant to Section 5.2) or taken at the written request or with the consent of the Company, (g) the failure of Parent or any Parent Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (provided, however, that the exception in this clause (g) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Parent Material Adverse Effect, from being taken into account in determining whether a Parent Material Adverse Effect has occurred), (h) the commencement, occurrence, continuation or escalation of any war (whether or not declared), civil disobedience, sabotage, armed hostilities, military or para-military actions or acts of terrorism (including cyberattacks) in the United States or any other countries, (i) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, any national, international or regional calamity or any outbreak of illness, epidemic, pandemic or other public health event to the extent relating to, or arising out of, any outbreak of illness, epidemic, pandemic or other public health event or any material worsening of any of the foregoing; provided that (1) with respect to clauses (b), (d), (e), (h) and (i) such changes, events, state of facts or developments may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that they disproportionately adversely affect Parent and the Parent Subsidiaries, taken as a whole, compared to other companies operating in the United States in the industry in which Parent and the Parent Subsidiaries operate and (2) if any changes, events, state of facts or developments has caused or is reasonably likely to cause Parent to fail to qualify as a REIT for federal Tax purposes, such event, development, change or occurrence shall be considered a Parent Material Adverse Effect, unless such failure has been, or is able to be, cured on commercially reasonable terms under the applicable provisions of the Code.

“Parent OP Agreement” means the Amended and Restated Agreement of Limited Partnership of Parent OP, dated February 14, 2024, as amended.

“Parent OP Certificate” means the certificate of limited partnership of Parent OP, as amended.

“Parent OP Units” means the common units in Parent OP pursuant to the Parent OP Agreement.

“Parent Subsidiary” means any Subsidiary of Parent, including Parent OP, Merger Sub I and Merger Sub II.

“Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of May 30, 2024, as in effect on the date of this Agreement, together with all amendments, supplements and restatements thereto, including any partnership unit designation or similar instrument adopted thereunder or with respect thereto that establishes the rights, preferences, privileges and restrictions of any class or series of Partnership Units and including as amended by the Partnership Agreement Amendment.

“Partnership LTIP Unit” means an LTIP Unit as defined in the Partnership Agreement.

“Partnership OP Unit” means an Class A OP Unit as defined in the Partnership Agreement.

“Partnership Preferred Unit” means a Preferred Unit as defined in the Partnership Agreement.

“Partnership Requisite Vote” means, as applicable, (a) the Initial Partnership Approval or (b) if the Initial Partnership Approval is not obtained, the Company-Wide Partnership Approval.

“Partnership Units” means, collectively, the Partnership LTIP Units, the Partnership Preferred Units and the Partnership OP Units.

“Permitted REIT Dividend” means, in relation to the Company, the Partnership, Parent, or the Parent OP, as applicable, dividends and other distributions, including under Sections 858 or 860 of the Code, to the extent necessary for such Person or any Subsidiary of such Person that is qualified as a REIT under the Code as of the date hereof to maintain its status as a REIT under the Code or applicable state Law or to avoid or reduce the imposition of any entity-level income or excise Tax under the Code or applicable state Law, after taking into account the dividends made or expected to be made pursuant to Section 5.11.

“Person” means an individual, natural person, corporation, limited liability company, partnership, association, trust, unincorporated organization, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any information that constitutes “personal data,” “personal information,” “personally identifiable information” or any similar term under applicable Law, including any information that, alone or together with other reasonably available information, allows the identification of a natural person or household, or relates to an identified natural person or household.

“PFAS” means any perfluoroalkyl or polyfluoroalkyl substances or derivatives thereof.

“Proxy Statement/Prospectus” means the proxy statement/prospectus in preliminary and definitive form relating to the Company Shareholders’ Meeting and the issuance of Parent Common Shares and Parent Preferred Shares in connection with the transactions contemplated by this Agreement, together with any amendments or supplements thereto.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, releasing into, on, upon, under, through or out of the environment (including soil, soil vapor, surface water, groundwater, drinking water, land, stream sediments, natural resources, surface or subsurface strata and ambient or indoor air).

“Representative” means, with respect to any Person, such Person’s or its affiliates’ directors, trustees, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives and, in the case of Parent, its financing sources.

“Required Information” means: (i) for the Company (a) GAAP audited consolidated balance sheets and related statements of consolidated operations, comprehensive income, shareholder’s equity and cash flows for the three most recently completed fiscal years ended at least sixty (60) days prior to the Closing Date and (b) GAAP unaudited consolidated balance sheets and related unaudited statements of consolidated operations, comprehensive income, shareholder’s equity and cash flows for each subsequent interim fiscal quarter ended at least forty (40) days before the Closing Date; (ii) all information regarding the Company and each of the Company Subsidiaries necessary, desirable or customary in order to permit Parent to prepare pro forma financial statements in accordance with GAAP and Regulation S-X and Regulation S-K under the Securities Act of 1933 for use in any offering materials in connection with the Financing; (iii) all other financial statements (including audited statements), financial data, audit reports and other information regarding the Company and the Company Subsidiaries of the type that would be (A) required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of non-convertible debt securities of the Company under the Securities Act at the relevant time of the applicable offering or placement of debt or other securities or (B) otherwise necessary to receive from the Company’s independent auditors (and any other auditor to the extent that financial statements audited or reviewed by such auditors are or would be included in such offering memorandum), customary “comfort”; (iv) with respect to the Required Information described in the foregoing clauses (i)-(iii), drafts of customary comfort letters to the Financing Parties, including customary negative assurance comfort, from such independent auditors, and, at pricing of any offering, final comfort letters; and (v) such other pertinent and customary information regarding the Company and the Company Subsidiaries (including their assets) requested by Parent to the extent that such information is required in connection with the Financing.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Service Provider” means any employee or trustee of the Company or any Company Subsidiaries.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “present fair saleable value” of such Person’s total assets exceeds the value of such Person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” on a consolidated basis, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such Person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” means, with respect to a Person, another Person (i) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or (ii) of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “15%” shall be replaced by “50%”) not solicited in breach of Section 5.7 made by a third party on terms that the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors would result, if consummated, in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions contemplated hereby.

“Tax” and “Taxes” means any and all federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, capital gain, property (real or personal, tangible or intangible), production, sales, use, value-added, license, excise, recording, stamp, franchise, employment, payroll, withholding, profits, net worth, capital stock, social security (or similar, including FICA), alternative or add-on minimum tax, estimated, or any other tax, custom, duty, impost, levies, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Protection Agreements” means any Contract to which the Company or any Company Subsidiary is a party pursuant to which: (a) any liability to direct or indirect holders of equity of a Company Subsidiary (including holders of Partnership Units) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a direct or indirect holder of equity of a Company Subsidiary (including holders of Partnership Units), the Company or any of the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allow such holder to guarantee or otherwise assume economic risk of loss with respect to any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specified method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (vii) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (c) in connection with the deferral of income Taxes of a direct or indirect limited partner of the Partnership or any other applicable Company Subsidiary, any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of such Partnership or Company Subsidiary or is so guaranteeing or indemnifying, or has so assumed, such debt; and/or (d) any other agreement that would require the general partner (or similar managing partner or member, as applicable) of a partnership for U.S. federal income tax purposes that is a Company Subsidiary to consider separately the interests of any limited partner (or member, as applicable) therein; or any similar Contract to which the Company or any Company Subsidiary is a party.

“Tax Return” means any return, report, document, declaration, election or any other information return or similar statement filed or required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax and including any schedule or attachment thereto, and including any amendment thereof.

“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement. For the avoidance of doubt, a party’s failure to consummate the Closing when required pursuant to Section 1.6 shall be a Willful Breach of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

COMPANY:

NATIONAL STORAGE AFFILIATES TRUST

By:	/s/ David G. Kramer
Name:	David G. Kramer
Title:	President and Chief Executive Officer

PARTNERSHIP:

NSA OP, LP

By: National Storage Affiliates Trust, its general partner

By:	/s/ David G. Kramer
Name:	David G. Kramer
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

PARENT:

PUBLIC STORAGE

By:	/s/ Joseph D. Russell, Jr.
Name:	Joseph D. Russell, Jr.
Title:	President and Chief Executive Officer

PARENT OP:

PUBLIC STORAGE OP, L.P.

By: PSOP GP, LLC, its general partner

By:	/s/ Joseph D. Russell, Jr.
Name:	Joseph D. Russell, Jr.
Title:	Authorized Signatory

MERGER SUB I:

PELICAN MERGER SUB I, LLC

By: Public Storage, its sole member

By:	/s/ H. Thomas Boyle
Name:	H. Thomas Boyle
Title:	Chief Investment Officer

MERGER SUB II:

PELICAN MERGER SUB II, LLC

By: Public Storage Operating Company, its sole member

By:	/s/ H. Thomas Boyle
Name:	H. Thomas Boyle
Title:	Chief Investment Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Partnership Agreement Amendment

[Attached]

Exhibit B

Dropdown Properties

[Attached]

Exhibit C

Form of Dropdown JV Contribution Agreement

[Attached]

Exhibit D

Form of Dropdown JV Agreement

[Attached]